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02042660

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tractebel Energia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 4760 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 7/17/02



Tractebel Energia

relatório anual 2001 annual report









evolução | evolution

Ao longo dos tempos, o homem passou por uma série de evoluções. Começando pela própria espécie que foi se desenvolvendo progressivamente para se adaptar cada vez mais às novas exigências da natureza e do próprio homem.

Depois vieram as descobertas. Por obra do acaso ou de sua própria capacidade natural, o ser humano foi encontrando meios de facilitar o seu dia a dia. O fogo, a roda, a escrita, o papel, a moeda, a energia elétrica. Cada descoberta trazia uma nova certeza: a de que era preciso continuar evoluindo.

A Tractebel Energia é o resultado de uma grande evolução. Desde que a maior geradora privada de energia elétrica do Brasil assumiu a marca de sua controladora, a Tractebel, o mercado brasileiro de energia ganhou mais força, junto com uma inovadora filosofia de negócios. A companhia ampliou o número de suas unidades geradoras e está deixando de ser apenas uma fornecedora de energia elétrica, passando a atuar como parceira na busca de soluções para as necessidades potenciais de clientes industriais em todo o País. A mudança do nome Gerasul para Tractebel Energia não foi apenas uma formalidade. Representou uma verdadeira evolução para milhões de brasileiros.

Throughout time, mankind has lived several phases of evolution. Starting with man itself gradually adapting to nature's new demands and his own.

After that came the discoveries. By chance or through his own natural capacity, man gradually found ways to turn his daily life easier: fire, the wheel, writing, paper, currency and electrical energy. With each discovery a new certainty: it was necessary to continue evolution.

Tractebel Energia is the result of a great evolutionary step. Since the Country's largest private power producer took on the trade name of its controller, Tractebel, the Brazilian energy market gained strength, along with an innovative business philosophy. The company increased the number of generating units and is now becoming more than just an electric energy supplier, working as a partner seeking solutions for the potential needs of industrial clients all over the Country. Changing the trade name from Gerasul to Tractebel Energia wasn't a mere formality. It represented an evolution for millions of Brazilians.



board of directors in dec. 31st 2001



senhores acionistas | to our shareholders

A Administração da Tractebel Energia S.A., nova denominação da Centrais Geradoras do Sul do Brasil S.A. – Gerasul, tem a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2001, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

Tractebel Energia S.A. formerly Centrais Geradoras do Sul do Brasil S.A. – Gerasul, through its Board of Directors, has the pleasure to bring you the Annual Management Report and the Financial Statements for the year 2001 as well as the Independent Auditors' considerations. All documents concerning the accounts in this report are available to the shareholders, to who the Board of Directors will gladly submit any additional information required.

diretoria executiva em 31/12/2001 | the management board in dec. 31st 2001

Manoel Arlindo Zaroni Torres

José Carlos Cauduro Minuzzo

Roberto [illegible] Guimarães

Luciano Flávio Andriani

Marc Verstraete

Mirori Makioke [illegible]



apresentação

O ano de 2001 foi decisivo para a consolidação da Empresa como a maior geradora privada de energia do País.

Em fevereiro entrou em operação a última unidade geradora da Usina Itá. Em junho passamos a operar a Usina William Arjona com gás natural e em agosto inauguramos sua terceira unidade, sendo esta a primeira usina no País a utilizar como combustível o gás natural importado da Bolívia.

A construção das usinas hidrelétricas Machadinho e Cana Brava seguiram em ritmo acelerado e devem ter o seu prazo de entrada em operação antecipado. Obtivemos, em 21/12/2001, a licença ambiental para a Usina Termelétrica Jacuí, de forma a permitir a continuidade dos trabalhos de viabilização da obra. A Usina Termelétrica William Arjona terá ampliada sua capacidade de geração em 70 MW e, no dia 30 de novembro, o acionista controlador obteve a concessão para construção da Usina Hidrelétrica São Salvador, no Estado do Tocantins.

Os investimentos desde a privatização da Companhia, que contaram com o apoio indispensável da Eletrobrás, do BNDES, do BID, do Banco do Brasil e da comunidade financeira, permitiram o crescimento da capacidade de fornecimento de energia elétrica da Empresa em mais de 40%, garantindo ao Sul do País um ano sem racionamento de energia. Esse vigoroso crescimento situa a Tractebel Energia entre as empresas que mais investiram em geração nos últimos três anos, o que é motivo de orgulho, pois por trás da geração de energia está o desenvolvimento, a criação de emprego, a qualidade de vida, o conforto, o acesso à tecnologia, aos meios de comunicação e às novas fontes de saber.

Além disso, nossas unidades já instaladas bateram todos os recordes de disponibilidade e produção de energia elétrica, demonstrando a qualidade e performance de nossos serviços de operação e manutenção, e sua contribuição para minimizar o problema do racionamento de energia no País.

Todos que trabalharam direta ou indiretamente para possibilitar essas conquistas podem sentir orgulho de fazer parte da Tractebel S.A., divisão de energia da SUEZ, grupo mundial que se destaca entre os mais importantes em energia e serviços públicos. É também motivo de grande satisfação dispor de um corpo funcional competente e comprometido com o sucesso da Tractebel Energia, uma empresa que vem cumprindo integralmente seu papel de promover o desenvolvimento econômico e social, contribuindo, desta forma, com a melhoria da qualidade de vida dos brasileiros.

No ano de 2002 a Tractebel Energia deverá continuar crescendo, consolidando novas posições no mercado. Além da continuidade dos projetos já em andamento e o início de novos investimentos, será dado início, em conjunto com as demais empresas da SUEZ no Brasil, à implementação de um projeto de fornecimento de soluções industriais integradas.

Os desafios são imensos, principalmente face à implantação do novo modelo do setor elétrico no País, mas temos confiança de que as decisões imprescindíveis ao crescimento serão implementadas em 2002, permitindo a continuidade dos investimentos no setor, evitando-se, no futuro, novas situações de racionamento de energia elétrica como a que atravessamos em 2001.

Agradecemos a confiança de nossos acionistas e colaboradores, que nos motivam a continuar firmes em busca dos melhores resultados, sempre com base em nossos valores fundamentais, que buscamos sempre fortalecer em cada membro de nossa equipe. Desta forma teremos um ano repleto de profissionalismo, cooperação, espírito de equipe, criação de valor, respeito pelo meio ambiente e comportamento ético. Este conjunto de valores nos caracteriza como Empresa e dá significado ao nosso trabalho e nossas vidas.

[illegible]

Presidente do Conselho de Administração

foreword

The year 2001 was decisive for the consolidation of the Company as the largest private power producer in the Country.
The last generator unit of Itá Power Plant entered operation in February. In June we started to operate William Arjona Power Plant using natural gas, and in August this plant's third unit was inaugurated, the first in the Country to use natural gas imported from Bolivia as fuel.
The construction of Machadinho and Cana Brava hydropower plants continue at a fast rate and are expected to have their start up date anticipated. On the 21st of December 2001 we obtained the environmental license for Jacuí Thermoelectric Power Plant required for continuing the works. William Arjona Thermoelectric Power Plant will have its capacity increased to 70 MW and, on the 30th of November; the majority stockholder obtained the concession for the construction of São Salvador Hydroelectric Power plant, in Tocantins State.
Investment since the privatization of the Company, counted with the indispensable support of Eletrobrás, BNDES, and BID, Banco do Brasil and the financial community, enabling an increase of over 40% in the Company's capacity to supply energy, insuring a year without rationing for the South of the Country. This vigorous growth places Tractebel Energia among the companies that most invested in energy in the last three years, something to be proud of since behind the generation of energy is progress, employment, quality of life, comfort, access to technology and the media and new sources of knowledge. Besides which our existing units have beaten all electrical energy production and availability records, demonstrating the quality and performance of our operation and maintenance services, and their importance in reducing the Country's energy deficit.
All who contributed directly or indirectly to these achievements have reasons to be proud of being part of Tractebel S.A., the energy division of SUEZ, an outstanding group among the most important in energy and utility services worldwide. It is also very rewarding to be able to count on a board of staff both competent and committed to the success of Tractebel Energia, a company which has managed to fulfill its role as an agent for social and economic development, contributing for the improvement of the quality of life in Brazil.
In 2002 Tractebel Energia shall continue to grow, consolidating new positions in the market. Besides the continuity of projects already underway and the new investments, the Company will undertake, together with the other Suez Group companies in Brazil, the implementation of a project for the supply of integrated industrial solutions. The challenges are huge, specially considering the implantation of the new model for the electrical sector in the Country, but we are confident that the decisions which are vital for sustainable growth will be implemented in 2002, enabling the continuity of investment in the sector, and preventing new situations of electrical energy rationing in the future, like the one we have just been through in 2001.
We would like to thank our shareholders and collaborators for their confidence, which motivate us to continue firmly seeking the best results, always based on our fundamental values, that we seek to constantly strengthen in each member of our team. This way we will have a year replete with professionalism, cooperation, team spirit, creation of value, respect for the environment and ethical behavior. This set of values characterizes us as a Company and gives meaning to our work and our lives.

Maurício Stolle Bähr
Chairman of the Board of Directors

a energia da Tractebel | Tractebel energy

[illegible]

[illegible]

perfil Tractebel Energia | **Tractebel Energia profile**

parque gerador

A capacidade instalada da Companhia em 31/12/2001 era de 4.966 MW, distribuídos em usinas hidrelétricas e termelétricas, conforme quadro à esquerda:

Unidade de Produção	Tipo	Localização	Capacidade Nominal (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Itá (inclui participação da Tractebel na Itasa)	Hidrelétrica	Rio Uruguai (SC e RS)	1.127
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Total de Hidrelétricas			**3.851**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
William Arjona	Termelétrica	Campo Grande (MS)	120
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Total de Termelétricas			**1.115**

Adicionalmente, a Tractebel Energia conta com 305 MW importados da Argentina, atingindo uma capacidade de fornecimento de energia elétrica de 5.271 MW.



Rating da Companhia

No início de janeiro de 2002 a agência internacional Fitch Ratings divulgou o rating em escala nacional de Longo Prazo de AA(bra) atribuído à Tractebel Energia S.A. Dentre os diversos fatores que levaram aquela agência a atribuir o rating nacional AA(bra) à Companhia, destacam-se os baixos custos operacionais, o forte portfólio de ativos geradores, o serviço da dívida facilmente gerenciável, a capacidade de geração de caixa, o agressivo programa de investimento e a forte participação acionária e expertise operacional da Tractebel S.A., acionista controladora da Tractebel Energia S.A.
A Fitch considera que a perspectiva do rating é estável.

Nossos controladores

Tractebel S.A.

O controle acionário da Companhia foi adquirido em 1998 pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica. A Tractebel S.A. é a maior empresa de serviços públicos da Europa e se constitui na divisão de energia da SUEZ. Opera em mais de 100 países, com uma capacidade instalada superior a 51.000 MW e transportando mais de 95 bilhões de metros cúbicos anuais de gás. O escopo de seus negócios extrapola o desenvolvimento e operação de usinas geradoras e sistemas de transporte e distribuição de energia elétrica e gás, abrangendo também engenharia, instalações técnicas e tratamento de efluentes, assim como serviços de energia urbana e industrial e a negociação de energia.
A expansão da Tractebel está ocorrendo principalmente nos mercados da Europa, da América do Norte e da América do Sul. Este último é um dos mercados relevantes para a Tractebel desde que as privatizações dos empreendimentos estatais ganharam vulto, na década de 90. Na região, a Tractebel S.A. possui uma capacidade instalada de 7.781 MW, e transporta cerca de 7,7 bilhões de metros cúbicos de gás natural por ano.

generating park

The Company's installed capacity on 31/12/2001 was 4.966 MW, from among hydroelectric and thermoelectric power plants as shown in the table:

Company Rating

In the beginning of January 2002 Fitch Ratings international agency rated Tractebel Energia S.A. AA (bra) in the Long Term national scale.
Among the different factors that took Fitch ratings to rate the Company AA (bra), are the low operational costs, the strong portfolio of generating assets, the easily manageable debt service, the capacity to generate cash flow, the aggressive program of investment and strong stock participation and operational expertise of Tractebel S.A., controlling stockholder of Tractebel Energia S.A. Fitch considers the perspective of the rating stable.

Our Controllers

Tractebel S.A.

Tractebel Sul Ltda., a company set up in Brazil under the control of Tractebel Sociètè Anonyme, with head offices in Brussels, Belgium, acquired the controlling stock of the company in 1998. Tractebel S.A. the largest public utility company in Europe is SUEZ Group energy division operating in more than 100 countries, with over 51,000 MW of installed capacity and transporting more than 95 billion cubic meters of gas per year. The scope of its businesses goes beyond the development and operation of power plants and systems for transport and distribution of gas and electrical energy, covering also engineering, technical installations and water treatment as well as urban and industrial electricity and commercialization of energy. The expansion of Tractebel takes place mainly in the European, North and South American markets. The latter is one of the most relevant for Tractebel since the privatization of state owned companies started in the 90s. In this part of the globe Tractebel S.A. has an installed capacity of 7,781 MW, and transports some 7.7 billion cubic meters of natural gas every year.

Power Plant	Type	Location	Rated Capacity (MW)
Salto Santiago	Hydroelectric	Iguaçu river (PR)	1,420
Itá (including Tractebel participation in Itasa)	Hydroelectric	Uruguai river (SC and RS)	1,127
Salto Osório	Hydroelectric	Iguaçu river (PR)	1,078
Passo Fundo	Hydroelectric	Passo Fundo river (RS)	226
Total Hydro Electrical			**3,851**
Jorge Lacerda Complex	Thermoelectric	Capivari de Baixo (SC)	857
William Arjona	Thermoelectric	Campo Grande (MS)	120
Charqueadas	Thermoelectric	Charqueadas (RS)	72
Alegrete	Thermoelectric	Alegrete (RS)	66
Total Thermoelectric			**1,115**

Additionally Tractebel Energia counts on 305 MW imported from Argentina, reaching a grand total of 5,271 MW.





parque gerador



SUEZ

Controladora da Tractebel, a SUEZ tem como missão fornecer o essencial à vida. É um dos cinco maiores produtores independentes de energia, líder mundial em serviços de água e número 1 em serviços de tratamento de resíduos na Europa, América do Sul e Ásia. Atua em 130 países, possui 180 mil colaboradores diretos, dos quais 14 mil no Brasil, e todas as suas ações e estratégias se guiam por valores que afirmam o compromisso com o desenvolvimento sustentável: a proteção ao meio ambiente, a responsabilidade social e a ética. Suas três principais atividades – energia, água e gestão de resíduos – estão agrupadas em três marcas. Respectivamente, Tractebel, Ondeo e Sita.

A Tractebel é a divisão de energia da SUEZ, e responde por aproximadamente 58% do faturamento do Grupo. A Ondeo, divisão de água, e a Sita, divisão de tratamento de resíduos, representam, respectivamente, 26% e 15% da receita total. A SUEZ atua ainda na área de comunicação, sendo a maior operadora de rede a cabo na França, e está implantando uma nova unidade, a SUEZ Industrial Solutions (SIS), destinada a oferecer a seus clientes industriais soluções integradas e individualizadas a partir do painel de serviços disponíveis nos seus diversos campos de atuação.

No Brasil, fazem parte da SUEZ diversas empresas, reunidas em torno das três marcas centrais. A Tractebel S.A. controla, entre outras, a Tractebel Brasil, a Tractebel Sul, a Tractebel Energia e a Leme Engenharia. A Ondeo controla as empresas Nalco, Dégrémont, Águas de Limeira e Águas de Amazonas. A Sita controla a Vega e possui participação acionária na Essencis.

generating park



SUEZ

The controller of Tractebel, SUEZ has as its mission the supply of life's essentials. SUEZ is one of the five major independent power producers, world leader in water services and number one in waste treatment services in Europe, South America and Asia. Present in 130 countries, it counts with 180 thousand direct collaborators, 14 thousand of which in Brazil, and all its operations and strategies are guided by values that confirm the commitment to sustainable development: environmental protection, and social and ethical responsibility. Its three main areas of activity – energy, water and waste management – are grouped in three trademarks: Tractebel, Ondeo and Sita.

Tractebel is SUEZ energy division, and is responsible for approximately 58% of the Group's revenues. Ondeo, the water division, and Sita, waste treatment, represent respectively 26% and 15% of the Group's total revenue. SUEZ works also in communications as the largest cable operator in France, and is presently implanting a new unit: SUEZ Industrial Solutions (SIS), designed to offer its industrial clients personalized and integrated solutions from the array of services available from its different areas of influence.

In Brazil, several companies are part of SUEZ, around three central trademarks: Tractebel S.A. controls, among others, Tractebel Brasil, and Tractebel Sul, Tractebel Energia and Leme Engenharia. Ondeo controls the companies Nalco, Dégrémont, Águas de Limeira and Águas de Amazonas. Sita controls Vega and is a shareholder of Essencis.





a energia do Brasil | Brazilian energy

[illegible]

The Brazilian electrical energy market went through a delicate situation in 2001, with the rationing decreed as from June. The Southern region was the only one not directly affected, but its consumers were also stimulated to adopt rationalization measures and, similarly to the other regions, as from May there was a drop in demand, which extended over the rest of the year. In general terms, the market demand figures in the South [illegible] increase [illegible] National Interconnected System [illegible] of approximately [illegible] in 2001. In the regions where rationing was [illegible] several months.

[illegible]



O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou uma retração de 7,7% em 2001 em relação a 2000.

Tal redução é devida, basicamente, ao Programa Emergencial de Redução do Consumo de Energia Elétrica, estabelecido pelo Governo Federal a partir de junho, tendo o mesmo sido abrandado, progressivamente, ao final do ano. A classe residencial foi a mais atingida (-11,8%) e, em seguida, a classe industrial (-6,6%). Nas Regiões Sudeste e Centro-Oeste, que contribuem com cerca de 60% do consumo de energia elétrica do País, a queda no consumo foi de 10,1% e 7,9%, respectivamente, quando comparados com a base de 2000. Na Região Sul, que não esteve inserida nesse Programa, o crescimento foi de apenas 1,4%.



O desempenho do PIB em 2001 acompanhou a trajetória do consumo de energia elétrica, passando de 4,3% em 2000 para 1,51% em 2001. Esse índice foi influenciado pelo racionamento de energia e a elevação de juros em 2001.

A tabela a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Ano	92	93	94	95	96	97	98	99	00	01
Consumo Energia Elétrica (%)	1,6	3,8	2,6	5,7	4,4	6,2	4,1	1,6	4,6	-7,7
Produto Interno Bruto (%)	-0,54	4,92	5,85	4,22	2,66	3,27	0,22	0,79	4,30	1,5

Evolução do Consumo de Energia Elétrica e do PIB do Brasil


%
6
4
2
0
-2
-4
-6
-8
1,6
3,8
2,6
5,7
4,4
6,2
4,1
1,6
4,6
-7,7
-0,54
4,92
5,85
4,22
2,66
3,27
0,22
0,79
4,3
1,5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Ano
Consumo Energia
PIB

Fonte: Eletrobrás (DEM) e Gazeta Mercantil.



Energy consumption in Brazil

The consumption of electrical energy in the Country suffered a reduction of 7.7% in 2001 compared to 2000. Such reduction was due basically to the Electrical Energy Consumption Reduction Emergency Plan, established by the Federal Government as from June, and gradually softened until the end of the year. The residential consumers were the worst affected (-11.8%) followed by the industrial consumers (-6.6%). In the regions Southeast and West-central, responsible for some 60% of electrical energy consumption in the Country, the drop in consumption was of the order of 10.1% and 7.9%, respectively, when compared with 2000. In the South Region, not covered by the Emergency Plan, the increase was merely 1.4%.

The evolution of the GDP in 2001 followed the electrical consumption trend, from 4.3% in 2000 to 1.51% in 2001. This was the result of the electrical energy rationing and the increase in interest rates in 2001.

The table below illustrates the annual growth in energy consumption and the GDP in the last few years:



Year	92	93	94	95	96	97	98	99	00	01
Electrical Energy Consumption (%)	1.6	3.8	2.6	5.7	4.4	6.2	4.1	1.6	4.6	-7.7
Gross Domestic Product (%)	-0.54	4.92	5.85	4.22	2.66	3.27	0.22	0.79	4.30	1.5



Evolution of the Electrical Energy Consumption and the GDP Brazil
%
6
4
2
0
-2
-4
-6
-8
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year
1.6
3.8
2.6
5.7
4.4
6.2
4.1
1.6
4.6
-7.7
-0.54
4.92
5.85
4.22
2.66
3.27
0.22
0.79
4.3
1.5
Energy Consumption
PIB

Source: Eletrobrás (DEM) and Gazeta Mercantil.



capacidade global | global capacity

Crescimento constante

A Tractebel Energia, maior geradora privada do Brasil, tem crescido continuamente desde sua privatização em 1998. Em 2001, expandiu sua produção de energia elétrica em [illegible] MW, com a entrada em operação da quinta máquina da Usina Hidrelétrica Itá e a terceira unidade da Usina Termelétrica William Arjona, e atingiu o recorde de geração em todas as suas unidades.

Geração em 2001

Foi bastante gratificante o resultado dos esforços de antecipação de obras praticados pela Tractebel Energia, que contribuiu para minimizar os efeitos da crise de 2001 e recuperar a qualidade de suprimento. A Usina Hidrelétrica Itá, por exemplo, cujas quatro primeiras máquinas haviam sido antecipadas para operação já em 2000, manteve sua produção elevada em 2001, com a ativação, também antecipada, da quinta e última máquina geradora.

No conjunto, a produção das hidrelétricas da Tractebel Energia superou em 32% a soma das respectivas energias asseguradas, fornecendo o montante recorde de [illegible] GWh. Em relação ao ano anterior, estas usinas apresentaram um crescimento na produção de energia de mais de [illegible]%. O grande aumento na produção, além das condições hidrológicas mais favoráveis em relação a 2000 na Região Sul, deveu-se principalmente à necessidade de atender outras regiões do País, que sofreram uma forte estiagem ao longo de praticamente todo o ano.

Continuous growth

Tractebel Energia, the largest private power producer in Brazil, has grown continuously since its privatization in 1998. In 2001, the Company increased its production of electrical energy by [illegible] with the fifth generating unit of Itá Hydro Power Plant and the third generating unit of William Arjona Thermoelectric Power Plant entering operation, and reaching record production figures in all its units.

Generation in 2001

It was extremely rewarding the effort by Tractebel Energia to anticipate the conclusion of its projects, contributing significantly to reduce the effects of the energy crisis in 2001 and recover the quality of the supply. Itá Hydro Power Plant, for example, which first four generating units had their starting anticipated already in 2000, maintained its high output rate in 2001, with the start up, also anticipated, of the fifth and last generating unit.

On the whole, Tractebel Energia's hydroelectric output surpassed by 32% the sum of the plants' guaranteed energy, a record total of [illegible] GWh. Compared to the previous year, these power plants had an increase in generation of over [illegible]%. The considerable increase in energy production, besides the improved hydrological conditions in relation to 2000 in the South Region, was mainly due to the need to cater for other regions of the Country that suffered strong drought throughout the whole year.



desempenho operacional

Como a prioridade em atender a demanda, na Tractebel Energia, coube às usinas hidrelétricas, houve uma pequena queda na geração termelétrica em relação a 2000 (inferior a 10%). Em conseqüência, e apesar do racionamento de energia que ocorreu nas regiões Sudeste e Nordeste, a produção de 2001 das usinas térmicas ficou abaixo da assegurada, em decorrência de restrições no sistema de transmissão de energia entre as regiões Sul e Sudeste.

O fator de disponibilidade do conjunto das usinas da Companhia foi de 93,22% no exercício. As hidrelétricas tiveram uma disponibilidade de 94,71%, enquanto que nas termelétricas este fator chegou a 87,63%.

A produção anual da Tractebel Energia superou em 14,6% os montantes de energia assegurada de suas usinas. Mesmo com as restrições, a Região Sul manteve por todo o ano metas relativamente elevadas de exportação para o Sudeste.

Geração recorde da Companhia

A produção total de energia elétrica da Tractebel Energia em 2001 foi de 30.034 GWh, um montante 60% superior ao do ano imediatamente anterior.

O esforço na ampliação da produção durante o ano levou a Tractebel Energia a obter, em maio de 2001, o recorde mensal de geração no conjunto de suas usinas, com 2.749.314 MWh gerados. Além disso, durante o ano, todas as usinas alcançaram seu recorde individual de geração.



Clientes da Tractebel Energia

Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos estados do Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. A Tractebel Energia também fornece energia elétrica diretamente a grandes consumidores, através de contratos específicos.

operational performance



As the responsibility to meet the demand, at Tractebel Energia, was down to the hydroelectric power plants, there was a slight drop in the thermoelectric generation compared to 2000 (below 10%). Consequently, in spite of the energy rationing in the Southeast and Northeast regions, the thermal power plants output in 2001 was below the guaranteed amounts, due to the limitations of the transmission system between the South and Southeast regions.

The availability factor of Tractebel Power Plants was 93.22% in 2001. The availability of the hydroelectric power plants was 94.71%, while the thermoelectric power plants reached 87.63%.

The annual production of Tractebel Energia was 14.6% greater than the power plants' guaranteed energy. Even with the restrictions, the South Region maintained relatively high export targets for the Southeast.

Company record generation

Tractebel Energia total electrical energy output in 2001 was 30,034 GWh, an amount 60% greater than the previous year.

The effort to increase production in 2001 led Tractebel Energia to achieve, in May of the same year, a record total generation of 2,749,314 MWh, besides which all power plants individually broke their own generation records.

The Customers of Tractebel Energia

The main customers of the Company are electrical energy distributor companies located within the South Electrical System; comprising the States of Mato Grosso do Sul, Paraná, Santa Catarina and Rio Grande do Sul, besides the Southeast Region, with the sale of energy to Furnas Centrais Elétricas S.A. A Tractebel Energia offers electrical energy also directly to large consumers, through specific contracts.




DAX®

resultados | results

Ambiente econômico

A trajetória de crescimento da economia brasileira verificada em 2000 foi interrompida no segundo trimestre de 2001 em decorrência da crise de energia elétrica que se estabeleceu no País aliada aos efeitos negativos causados pelo desempenho da economia internacional. A taxa de crescimento anual do Produto Interno Bruto (PIB) de 4,5% verificada em 2000 fechou o ano de 2001 na casa de 2%.

O forte crescimento da demanda de energia elétrica, frente ao baixo crescimento da oferta causado pelas condições hidrológicas desfavoráveis e, principalmente, pelo baixo nível de investimentos no setor, levou o governo brasileiro a criar a Câmara de Gestão da Crise de Energia Elétrica (CGE) que, dentre diversas outras ações emergenciais, impôs metas de redução no consumo e implantou o Programa Prioritário de Termeletricidade (PPT) para estimular novos investimentos em plantas termelétricas, que têm prazo de maturação significativamente inferior às hidrelétricas.

Como consequência da crise de energia elétrica e do desempenho negativo da economia internacional, notadamente da crise financeira argentina, os investimentos estrangeiros diretos reduziram dos US$ 31 bilhões verificados em 2000 para US$ 22,6 bilhões no ano de 2001. Paralelamente, a depreciação da taxa de câmbio, que durante 2000 foi de 9,3%, elevou-se para 18,7% no ano de 2001. Por conta do efeito dos choques cambiais ocorridos ao longo de 2001 e do reajuste dos preços administrados pelo Governo, a taxa de inflação anual ultrapassou a meta de 4%, com intervalo de tolerância de 2 pontos percentuais, com o Índice de Preços ao Consumidor (IPCA) fechando em 7,67%.

O governo brasileiro, diante do cenário internacional desfavorável e das incertezas futuras, prorrogou o programa de ajuste com o Fundo Monetário Internacional (FMI) por mais um ano, permitindo ao País aumentar sua disponibilidade de crédito para 2002. Na área fiscal, as metas definidas no programa do FMI foram alcançadas, gerando superávit primário de 3,4% do PIB. As respostas tempestivas e eficientes do governo federal ao ambiente internacional reduziram a influência da crise argentina sobre a economia nacional, diminuindo, nos últimos meses de 2001, a percepção do risco Brasil nos mercados de capitais internacionais.

Economical environment

The Brazilian economy growth in 2000 was interrupted in the second semester of 2001 due to the electrical energy crisis lived in the Country added to the negative effects of international economy performance. The 4.5% annual growth rate of the GDP (Gross Domestic Product) of 2000 closed the year 2001 in 2%.

The significant growth in the demand of electrical energy together with the low increase in the offer caused by poor hydrological conditions and, in particular, the low rate of investment in the sector led the Brazilian Government to create the Electrical Energy Crisis Management Chamber (CGE), which, among other emergency initiatives, imposed consumption reduction targets and implanted the Thermoelectricity Priority Program (PPT), in order to stimulate new investments in thermoelectric power plants which require less time to be concluded than the hydroelectric projects.

As a consequence of the electrical energy crisis and the negative performance of the international economy, particularly the Argentinean financial crisis, direct foreign investments suffered a reduction from US$ 31 billion in 2000 to US$ 22.6 billion in 2001. At the same time, the drop in the exchange rate which in the course of 2000 was 9.3% raised to 18.7% in 2001. Due to the effect of the accentuated exchange rate changes in 2001 and the readjustment of the prices administered by the Government, the annual inflation rate surpassed the foreseen 4% with a tolerance interval of 2 percentual points, and the Index of Prices to the Consumer (IPCA) closing at 7.67%.

Faced with the unfavorable international scenario and future uncertainties, the Brazilian Government extended the adjustment program with the International Monetary Fund (IMF) for another year enabling the Country to increase its credit availability for 2002. Regarding tax matters, the targets established by the IMF were met, generating a GDP primary surplus of 3.4%. The efficient and timely answers of the Federal Government to the international environment minimized the influence of the Argentinean crisis on the domestic economy reducing, in the last months of 2001, the perception of Brazilian risk in the international capital markets.



desempenho econômico e financeiro

Resultado do exercício

A existência de boas condições hidrológicas no Sul do País no ano de 2001, possibilitou à Tractebel Energia bater os recordes históricos de geração de energia em todas as suas unidades. Este fato, aliado ao perfil de seu parque gerador, que possui 22,45% de sua capacidade proveniente de usinas térmicas, e à decisão estratégica da Companhia em ampliar, através de aquisições de participações de terceiros, seus direitos sobre a energia da Usina Hidrelétrica Itá, cuja data de operação foi antecipada, criou, em função da escassez de energia no mercado, a disponibilidade de grande volume de energia para venda no mercado livre.

No conjunto, a geração de energia da Empresa superou em 60% o volume de produção obtido no ano de 2000, permitindo que o Sul do País não fosse incluído no racionamento de energia e a exportação de excedente para a região Sudeste.

Tal conjunto de condições favoráveis beneficiaram os resultados da Companhia, que desde sua privatização tem efetuado fortes investimentos na ampliação da capacidade de geração e na manutenção de seu parque operacional, cujo nível de excelência permitiu a obtenção de índices de disponibilidade superiores a 93% no exercício.

Por outro lado, a flutuação cambial verificada no exercício afetou o resultado da Companhia, gerando variação cambial líquida de R$ 122.144 mil, 166,7% superior à registrada em 2000 (R$ 45.790 mil). Mesmo diante da alternativa de diferir em até 4 anos a variação cambial líquida, a Administração decidiu registrá-la integralmente no resultado, a exemplo do que fizera em 1999.

O lucro líquido do exercício foi de R$ 582.274 mil, superior em 257,7% ao apurado em 2000 (R$162.801 mil), e o EBITDA, representado pelo lucro antes do resultado financeiro, impostos, depreciação e amortização, atingiu R$ 1.236.142 mil, significando um crescimento de 133,6% em relação ao ano anterior, de R$ 529.263 mil.

Principais indicadores (R$ mil)

Indicadores	2001	2000	%
Receitas operacionais líquidas	2.083.025	1.057.317	97,01
EBITDA	1.236.142	529.263	133,56
Despesas financeiras líquidas	268.918	183.104	46,87
Lucro operacional	816.138	206.733	294,78
Lucro líquido do exercício	582.274	162.801	257,66
Dividendos propostos	176.300	136.799	28,88
Ativos totais	5.312.225	4.560.259	16,49
Dívidas em moedas estrangeiras	745.402	776.059	(3,95)
Dívidas em moeda nacional	512.676	608.783	(15,79)
Patrimônio líquido	2.943.820	2.432.379	21,03

financial and economic performance



Trading year results

The good hydrological conditions in the South of the Country in 2001, enabled Tractebel Energia to beat all previous energy generation records in all its generating units. The profile of its generating park, 22.45% of which capacity is thermoelectric, allied to the Company's strategic decision of increasing, through the acquisition of third parties participations, its rights over the energy from Itá Hydroelectric Power Plant, which operation date was anticipated, created, due to the shortage of energy in the market, the availability of a large amount of energy to be sold in the free market.

On the whole, the Company's generation of energy was 60% greater than in 2000, enabling the South of the Country to be left out of the energy rationing plan and the export of surplus to the Southeast region.

Such set of favorable conditions contributed to the results of the Company, that since its privatization has undertaken considerable investments in the increase of its generation capacity and the maintenance of its operational park, which level of excellence enabled to achieve availability indexes above 93% in the 2001.

On the other hand, the exchange rates fluctuation occurred in the trade year affected the result of the Company, generating a net exchange rate variation of R$ 122,144 thousand, 166.7% greater than in 2000 (R$ 45,790 thousand). Even facing the alternative to differ in up to 4 years the net exchange rate variation, the Management decided to register it integrally in the result, similarly to 1999.

Net profit in the trade year was R$ 582,274 thousand, 257.7% greater than in 2000 (R$162,801 thousand), and the EBITDA; profit before the financial result, taxes, depreciation and amortization, reached R$ 1,236,142 thousand, meaning an increase of 133.6% compared to R$ 529.263 thousand in the previous year.

Main indicators (R$ thousand)

Indicators	2001	2000	%
Net operational revenues	2,083,025	1,057,317	97.01
EBITDA	1,236,142	529,263	133.56
Net financial expenses	268,918	183,104	46.87
Net profit	816,138	206,733	294.78
Net profit in the trade year	582,274	162,801	257.66
Proposed dividends	176,300	136,799	28.88
Total assets	5,312,225	4,560,259	16.49
Foreign currency debt	745,402	776,059	(3.95)
National currency debt	512,676	608,783	(15.79)
Net worth	2,943,820	2,432,379	21.03



desempenho econômico e financeiro

Em resumo, a boa performance apresentada deve-se aos seguintes fatores ocorridos em 2001:

- as boas condições hidrológicas no Sul do País e os investimentos em novas unidades, que permitiram um aumento de 60% na produção de energia elétrica em relação ao ano 2000;
- aumento de produção sem aumento significativo de custos operacionais;
- antecipação da entrada em operação comercial de unidades da Usina Hidrelétrica Itá, ampliando a disponibilidade de energia nova e sem contratos de fornecimento, disponível para venda no mercado atacadista;
- exportação de grande volume de energia para a Região Sudeste, vendida no mercado livre;
- registro contábil das transações de compra e venda de energia elétrica ocorridas no âmbito do MAE no período de setembro de 2000 a dezembro de 2001.

Valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2001 foi de R$ 1.457.435 mil, representando um crescimento de 119,26% em relação a 2000, cujo valor foi de R$ 664.721 mil. O valor adicionado a distribuir está indicado nos gráficos ao lado, e foi superior em 139,84% em relação ao exercício anterior.

Controladora

2001 – R$ 1.313.433 mil


Empregados
5%
Financiadores
22%
Acionistas
44%
Governo
29%

2000 – R$ 547.621 mil


Empregados
10%
Financiadores
36%
Acionistas
30%
Governo
24%

A Demonstração do Valor Adicionado está apresentada no anexo I às Demonstrações Financeiras

Distribuição de dividendos/juros sobre o capital próprio

A administração da Companhia submeterá à Assembléia Geral Ordinária a proposta de distribuição de dividendos no valor de R$ 176.300 mil, que corresponde a 31,87% do lucro líquido ajustado nos termos da legislação societária. Consoante deliberação do Conselho de Administração ocorrida em 14/12/2001, a Companhia contabilizou o crédito de juros sobre o capital próprio no montante de R$ 80.000 mil, equivalente a R$ 0,1225598725 por lote de mil ações, independentemente de espécie ou classe, cujo valor, líquido de IRRF, será imputado aos dividendos acima referidos.

A empresa no mercado de capitais

Os papéis da Tractebel Energia tiveram um excelente desempenho na Bolsa de Valores de São Paulo (Bovespa) em 2001. As ações do tipo ON tiveram uma valorização de 35,71% e as do tipo PNB subiram 18,60%, frente a um incremento de 5,86% no Índice Energia Elétrica (IEE).

financial and economic performance

Summarizing, the good performance in 2001 is due to the following factors:

- Good hydrological conditions in the South of the Country and the investment in new units, which enabled a 60% increase in the generation of electrical energy compared to 2000;
- Increased production without significant increase in operational costs;
- Anticipation of the commercial operation start-up of Itá Hydroelectrical Power Plant units, increasing the availability of new energy not committed in supply agreements, therefore available for commercialization in the wholesale market;
- Export of a considerable volume of energy to the Southeast region, sold in the free market;
- Accounts register of purchase transactions within WEM scope between September 2000 and December 2001;

Added Value distribution

The Gross value added generated in 2001 was R$ 1,457,435 thousand, representing growth of 119.26% compared to 2000, when added value was R$ 664,721 thousand.
The added value is distributed as shown in the graphs below, and was greater than 139.84% compared to the previous trade year.

Dividends distribution /interest over own capital

The Company will submit to the Shareholders general Meeting the proposal for the distribution of dividends equivalent to R$ 176,300 thousand, corresponding to 31.87 % of the net profit adjusted according to the Joint Stock Companies Law.
According to deliberation by the Board of Directors on the 14th of December 2001, the Company accounted interest over own capital of R$ 80.000 thousand, equivalent to R$ 0.1225598725 per batch of one thousand shares independent of type or class, which net value, net of ITRS, shall be ascribed to the dividends above.

The Company in the stock market

Tractebel Energia papers had excellent performance in BOVESPA, São Paulo Stock Exchange, in 2001.The shares type ON had and increase of 35.71% and the PNB type went up 18.60%, due to an increment of 5.86% in the Electrical Energy Index (IEE).



Controller

2001 – R$ 1,313,433 thousand


Employees
5%
Finances
22%
Stockholders
44%
Government
29%

2000 – R$ 547,621 thousand


Employees
10%
Finances
36%
Stockholders
30%
Government
24%

The value added report is in annex I to the Financial Statements



os caminhos da evolução | the ways of evolution

Expansão do parque gerador

A Tractebel Energia mantém a decisão de investir na expansão do seu parque gerador e ampliar sua presença no mercado de energia do país. Desde 1998, quando a Tractebel S.A. adquiriu o controle acionário, ampliou em 33% sua capacidade instalada de geração de energia elétrica, que foi [illegible] de 3.719 MW para 4.968 MW. Até o final de 2002, mais 902 MW serão adicionados ao seu parque gerador. A Companhia importa 303 MW da Argentina, elevando sua capacidade de fornecimento para 5.271 MW. Estes números permitem um aumento de mais de 40% na oferta de energia nos primeiros três anos após a privatização da Empresa, destacando-a como uma das que mais investiram no período. Ao longo de 2001, a Companhia acelerou o ritmo das obras das usinas em implantação, antecipando significativamente [illegible] de projetos de geração e [illegible] novos projetos hidráulicos.

Expansion of the generating park

Tractebel Energia maintains the decision to invest in the expansion of its generating park and expand its presence in the energy market countrywide. Since 1998, when Tractebel S.A. acquired its control interest, increasing the Company's installed capacity, which [illegible] has increased from 3,719 MW to 4,968 MW. Before the end of 2002, a further 902 MW will be added to its generating park. The Company also imports 303 MW from Argentina, increasing its supply capacity to 5,271 MW. These numbers represent an increase of over 40% in the energy available in the first three years after the privatization of the Company, setting it as one of the largest investors in the sector in the period. In the course of 2001, the Company accelerated the pace of the construction works at the power plants under implementation, anticipating significantly [illegible] investing in the development of [illegible] generation projects and the evaluation of new [illegible] hydraulic projects.



investimentos

Apresentamos a seguir a situação dos empreendimentos:

UHE Itá

Sua motorização foi concluída sete meses antes da data prevista. A última de suas cinco unidades geradoras entrou em operação em 8 de março de 2001. A antecipação garantiu o aporte de energia e a expansão das oportunidades de venda num ano em que as condições de suprimento estavam comprometidas em grande parte do País pelos baixos níveis dos reservatórios.

A obra envolveu, além da instalação da usina, o remanejamento de 3.585 famílias, a construção de 565 km de estradas e a implantação de 710 km de redes elétricas. A Tractebel Energia tem uma participação de 39,5% no consórcio construtor de Itá, em parceria com a Itá Energética S.A. – ITASA, empresa na qual a Tractebel Energia também possui uma participação societária de 48,75%, consolidando 69% da Usina.

UHE Machadinho



A Tractebel Energia tem uma participação no empreendimento de 16,94%, e será responsável por sua operação e manutenção durante o período de concessão. Situada no Rio Pelotas, com potência instalada de 1.140 MW, sua implantação atingiu, no final de 2001, um progresso global de 99,1%. Estão concluídas as obras civis, o fornecimento de equipamentos alcançou um progresso de 97,8% e a montagem eletromecânica 86,3%. O enchimento do reservatório, com área inundada de 56,7 km^2, ocorreu em setembro, e o início do comissionamento da primeira unidade geradora, em dezembro, antecipando o início da geração comercial em 20 meses em relação ao prazo original. A segunda e a terceira unidades têm previsão de entrada em operação em abril e julho de 2002, respectivamente.

No âmbito dos programas sócioeconômicos, destacam-se o remanejamento de 1.245 famílias, a construção e melhoria de 178 km de estradas e acessos, a construção de 70 km de redes elétricas e de comunicação, a construção e melhoria de 27 km de rede de água e perfuração de poços artesianos, a relocação e readequação de quatro núcleos rurais.

UTE William Arjona



Termelétrica localizada em Campo Grande (MS), podendo operar a óleo diesel ou gás, é a primeira usina brasileira a utilizar o gás natural do gasoduto Bolívia-Brasil na geração de energia elétrica. Sua capacidade de geração está sendo sensivelmente ampliada. Em agosto de 2001 iniciou-se a operação comercial da terceira máquina de 40 MW, somando uma capacidade instalada de 120 MW. Em dezembro, para atender a um contrato com a Comercializadora Brasileira de Energia Emergencial - CBEE e reduzir a dependência do sistema do regime hidrológico, reinstalaram-se os canteiros para a montagem de mais duas máquinas de 35 MW cada, com previsão de operação da primeira em abril e da segunda em junho de 2002. Com a expansão, o sítio termelétrico ficará apto a gerar 190 MW.

investments



The situation of the projects is presented below:

Itá HPP

The plant's motorization was concluded seven months ahead of schedule. The last of its five generating units started operating on the 8th of March 2001. The anticipation insured more energy and the expansion of sales opportunities in a year when the supply was compromised in the majority of the Country due to the low levels in the reservoirs.

The project involved, besides the power plant construction itself, the relocation of 3,585 families, construction of 565 km of roads and the implantation of 710 km of power lines. Tractebel Energia has a participation of 39.5% in the consortium building Itá, in a partnership with Itá Energética S.A. – ITASA, a company in which Tractebel Energia also has a participation of 48.75%, consolidating 69% of the Power Plant.

Machadinho HPP

Tractebel Energia has 16.94% participation in this project and will be responsible for its operation and maintenance during the concession period. Located on River Pelotas, with 1,140 MW installed capacity, the overall implantation of this Power Plant was 99.1% concluded by the end of 2001. The civil works are concluded; the supply of equipment is 97.8% concluded, and the electromechanical assembly 86.3% concluded. The reservoir, covering 56.7 km², was filled in September, and the start of the commissioning of the first generating unit, in December, anticipating the start of commercial operation by 20 months in relation to the original schedule. The second and third units are scheduled to enter operation in April and July 2002 respectively.

In the ambit of the socio-economic programs are noteworthy the relocation of 1,245 families, the construction and improvement of 178 km of roads and access ways, the construction of 70 km of electricity and communications networks, the construction and improvement of 27 km of water distribution resources and the perforation of artesian wells, the relocation and re-adequation of four rural nucleus.

William Arjona TPP

Thermoelectric Power Plant located in Campo Grande (MS), able to operate using diesel or gas, is the first Brazilian power plant to use natural gas from the Bolivia-Brazil pipeline for electrical energy generation. Its generation capacity is presently being increased. In August 2001 begun the commercial operation of the third machine, with 40 MW, totaling an installed capacity of 120 MW. Last December, in order to fulfill a contract with the Brazilian Trader of Emergency Energy - CBEE and reduce hydrological conditions dependency, were reinstalled the sites for the assembly of two further machines with 35 MW each, the first one being scheduled to enter operation in April and the second in June 2002. With this increase the thermoelectric park will be apt to generate 190 MW.





investimentos

UHE Cana Brava

É a primeira usina brasileira da Tractebel Energia fora da área de abrangência da antiga Gerasul, marcando o propósito da Companhia de ampliar sua presença no mercado nacional de energia elétrica. Sua concessão pertence à Companhia Energética Meridional - CEM, controlada pela Tractebel Energia, que detém 99,99% de seu capital total.

Está situada no Rio Tocantins, e terá potência instalada de 450 MW. Seu cronograma de obras está antecipado em cinco meses. Em outubro de 2001 foi concluída a liberação da área do reservatório, e em janeiro de 2002 iniciou-se o seu enchimento, que inundará 139 km². A usina irá operar com três máquinas de 150 MW cada uma, com previsão de operação em abril, julho e setembro de 2002. Em média, a usina encerrou o exercício de 2001 com 90% das obras civis, do fornecimento de equipamentos, do programa ambiental e do sistema de transmissão e conexão realizados.

Projetos em desenvolvimento



Co-geração Anhangüera

Usina de co-geração com potência de 270 MW de energia e 110 ton/h de vapor, com localização prevista para o município de Limeira (SP). Será o primeiro e mais avançado projeto de co-geração da Tractebel no Brasil. A usina de Anhangüera utilizará gás natural como combustível e deverá atender a um consórcio de oito indústrias, além de prever a venda de energia excedente para o sistema elétrico. Este projeto foi enquadrado no Programa Prioritário de Termeletricidade (PPT), que garante o fornecimento do gás e o financiamento, e tem previsão de estar pronto para operar em dezembro de 2003.

UTE Jacuí

Termelétrica a carvão com potência de 350 MW, situada em Charqueadas (RS). Sua implantação foi paralisada em 1991, quando apresentava uma evolução nas obras de 40%. Com a privatização da Companhia, em 1998, seu projeto foi reavaliado e em dezembro de 2001 foi obtida a licença ambiental de instalação, permitindo à Companhia prosseguir nos trabalhos de viabilização da obra.

Outros projetos

Vários projetos de usinas de co-geração de eletricidade e vapor evoluíram ao longo de 2001 e estão sendo desenvolvidos para clientes industriais das regiões Sul e Sudeste, com previsão de início de implantação a partir de 2003. As diversas plantas utilizam como combustível tanto o gás natural como fontes alternativas disponíveis em cada região, entre as quais os resíduos de madeira, o lixo urbano, o biogás de aterro sanitário e o bagaço da cana-de-açúcar.

investments



Cana Brava HPP

This is the first Brazilian power plant belonging to Tractebel Energia outside the scope of former Gerasul, underlining the intention of the Company to expand its presence in the Brazilian electrical energy market. Its concession belongs to Companhia Energética Meridional (CEM), controlled by Tractebel Energia, the holder of 99.99% of its total capital. Located on River Tocantins, this power plant will have an installed capacity of 450 MW. The works are five months ahead of schedule. In October 2001 the reservoir area was liberated, and in January 2002 begun the impounding of the 139 km² reservoir area. The power plant will operate with three 150 MW machines, scheduled to operate in April, July and September 2002 respectively. Overall, the power plant closed 2001 with 90% of civil works, equipment supply, environmental program and transmission and connection system concluded.

Projects underway

Anhangüera Co-generation

Co-generation power plant with an output capacity of 270 MW and 110 ton/h of steam, this project is planned to be implanted in the municipality of Limeira (SP). It will be the first and most advanced project of co-generation by Tractebel in Brazil. Anhangüera power plant will use natural gas as fuel and supply a consortium of eight industries, and will also sell surplus energy to the electrical system. This power plant is part of the Thermoelectricity Priority Program (PPT), which insures the supply of gas and the project's financing, and is scheduled to enter operation in December 2003.

Jacuí TPP

Coal thermoelectric power plant with 350 MW, located in Charqueadas (RS). Its implantation was suspended in 1991, when it was 40% concluded. With the privatization of the Company, in 1998, the plant's project was re-evaluated in December 2001; environmental licensing was obtained, enabling the Company to proceed with the works feasibility procedures.

Other projects

Several projects for electricity and steam co-generation progressed in the course of 2001 and are presently being developed for industrial customers in the South and Southeast regions, foreseen to start being implanted as from 2003. These power plants will use both natural gas and alternative fuel as available in each region, among which wood residue, urban waste, biogas from sanitary landfills and sugar cane bagasse.





evoluindo com o homem | developing with man

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[illegible]

[illegible] [illegible]

[illegible]

[illegible] valores [illegible]

[illegible] social e [illegible]

[illegible] também [illegible]

Por isso, a Empresa [illegible]

não apenas seus colaboradores diretos, como também

[illegible] comunidade.

[illegible]



Os recursos humanos

A política de recursos humanos da Tractebel Energia acompanha as responsabilidades éticas e sociais assumidas e difundidas na Carta Social Internacional do grupo SUEZ. Entre elas, figuram a garantia da igualdade de direitos a todas as pessoas, o combate à exclusão social, o apoio e execução de programas de desenvolvimento pessoal e a disposição para um ambiente de trabalho em que haja respeito, confiança e espírito de equipe.

A busca da excelência profissional é um objetivo permanente. De seus 843 colaboradores, 33% possuem formação universitária, a maior parte deles com cursos de especialização, mestrado ou doutorado. Cada colaborador teve em média 99 horas de treinamento ao longo de 2001. Somados os colaboradores diretos e seus dependentes, a comunidade Tractebel Energia reunia, ao final do exercício, 2.975 pessoas.

Para retribuir de forma adequada aos que fazem da Tractebel Energia uma grande empresa, foi implantado um novo plano de carreira e remuneração, com o suporte de uma das maiores consultorias internacionais neste assunto. Ao plano, que estabeleceu uma política clara e estável, se agregam a participação de todos os colaboradores nos lucros da Companhia e um bônus atrelado à consecução de metas, destinado aos integrantes da carreira gerencial.

A Companhia também possui um amplo plano de benefícios. Em 2001, investiu, em média, mais de R$ 13 mil em cada colaborador através de auxílio à saúde, seguro de vida, alimentação e fundação de previdência. Esses benefícios representaram 39,46% do salário nominal pago aos empregados.

Diversas atividades do Programa de Qualidade de Vida - promoção saúde, integração e gestão do clima - destinaram-se a fortalecer as condições indispensáveis à melhoria da qualidade de vida dos colaboradores. Um dos pontos altos foi o Diagnóstico do Estilo de Vida e Comportamentos de Risco dos trabalhadores, cujos resultados permitirão planejar ações adequadas às necessidades e interesses do corpo funcional.

O diagnóstico apurou uma série de indicadores da qualidade de vida no trabalho na Tractebel Energia, revelando, entre outros itens, que do total de colaboradores 83,5% estão satisfeitos com o trabalho que realizam, 95,1% consideram bom ou excelente o relacionamento com os colegas e 85,6% classificam como bom ou excelente o plano de benefícios.



social balance



Human resources

Tractebel Energia human resources policy follows the ethical and social responsibilities assumed and published in the Suez International Social Charter. Among which, are the guaranty of equal rights to all people, the fight against social exclusion, the support to programs of personal development and the will to foment a work environment with respect, trust and team spirit.
Professional excellence is a permanent goal. Among its 843 collaborators, 33% are university graduates, the majority of them with post graduation, master or doctor degrees. Each collaborator had on average 99 hours of training in the course of 2001. Considering direct collaborators and their dependents, Tractebel Energia community gathered 2.975 people in 2001.
In order to adequately reward those who make Tractebel Energia a great company, it was implanted a new remuneration and career plan, with the support of one of the best international consultancy firms for those matters. Additionally to the plan, which established a clear and stable policy, are the participation of all collaborators in the Company profits and target achievement bonus for the management career collaborators.
The Company also offers an ample benefits plan. In 2001, an average of over R$ 13 thousand were invested in each collaborator through health plans, insurance policies, meals and private retirement plans. These benefits were equivalent to 39.46% of employee's nominal salaries.
Several activities of the Quality of Life Program – health promotion, integration and environment management – were aimed at strengthening the conditions indispensable for the collaborators' quality of life improvement. One of the important aspects was the Assessment of Lifestyle and Risk Behavior of the workers, which results will enable planning initiatives adequate to the necessities and interests of the board of staff.
The assessment gathered a series of quality of life at work indicators at Tractebel Energia, revealing, among other information, that 83.5% of all collaborators are satisfied with their work, 95.1% consider work relationships with their colleagues good or excellent and 85.6% regard the benefits plan good or excellent.


CEM



balanço social

Projetos para a comunidade

O processo de integração com a comunidade é parte da filosofia de trabalho da Tractebel Energia. Assumindo a responsabilidade social como um dos pilares do desenvolvimento, a Empresa possui uma ampla participação em eventos comunitários e em ações de patrocínio a projetos culturais e sociais, cujo foco principal é a criança carente e a educação. Entre os programas desenvolvidos estão:

Adolescente Assistido

Vinte e cinco menores carentes trabalham em diversos departamentos na sede da Tractebel Energia, em Florianópolis. A empresa oferece benefícios como pagamento de meio salário mínimo vigente, vale-alimentação, vale-transporte, férias, gratificação de férias, uniforme, seguro de acidentes pessoais e auxílio odontológico. Feito em convênio com a Promenor, de Florianópolis, e com a Combentu, de Tubarão (SC), o programa é automaticamente renovado a cada ano.



Ação Cidadania

A Tractebel Energia criou no exercício o seu próprio Núcleo de Ação da Cidadania, que faz campanhas para a arrecadação de alimentos, roupas e calçados, além de realizar feiras beneficentes e distribuir cestas básicas. A principal fonte de recursos do núcleo tem origem em doações efetuadas pelos empregados.

Cidade da Criança

Este projeto é desenvolvido em Florianópolis numa parceria com a prefeitura local, atingindo mais de 3 mil crianças de zero a 18 anos, com extensão às famílias e à comunidade.

Hospital Celso Ramos

A Tractebel Energia participa, em parceria com a Rede Brasil Sul - RBS, Intelbrás e Brasil Telecom, da reconstrução do 6º andar do Hospital Celso Ramos, que abriga o centro de tratamento semi-intensivo.

social balance



Community projects

The process of community integration is part of Tractebel Energia work philosophy. Assuming social responsibility as one of the pillars for development, the company has ample participation in community events and sponsorship of cultural and social projects which main focus is underprivileged children and education. Among the programs developed are:

Adolescente Assistido (Assisted Adolescent)

Twenty five minors work in various company departments at the Head offices of Tractebel Energia, in Florianópolis. The company offers benefits such as half a minimum wage, meal tickets, public transport tickets, holydays, holyday bonus, uniform, personal accident insurance and odontological treatment subsidies. Through a covenant with Promenor, in Florianópolis, and Combentu, in Tubarão (SC), the program is automatically renewed every year.

Ação Cidadania (Citizenship Action)

Tractebel Energia created in 2001 its own Citizenship Action Nucleus, promoting campaigns to gather food, clothing and footwear, besides the organization of beneficent fairs and the distribution of basic food packages. The nucleus main source of resources are employees' donations.

Cidade da Criança (Children's City)

This project is developed in Florianópolis in a partnership with the local city hall, reaching over 3 thousand children up to 18 years of age, and extensive also to their families and community.

Celso Ramos Hospital

Tractebel Energia participates, in a partnership with the companies Rede Brasil Sul - RBS, Intelbrás and Brasil Telecom, in the reconstruction of the 6th floor of Celso Ramos Hospital, which houses the semi intensive treatment center.


Diga
Xiiisss!



balanço social

Doações

A Companhia manteve uma política de doações de móveis, computadores e equipamentos para escolas e creches carentes situadas em sua área de atuação. Para a Escola Municipal Aloísio Maier, de Laranjeiras do Sul, no Paraná, foi doado um terreno para construção de novas instalações.

Realização de workshops científicos, abertos ao público e à comunidade científica, para apresentação dos trabalhos realizados na implantação da Usina Cana Brava.

Implantação de medidas compensatórias e de apoio aos municípios, como a execução do sistema de esgotos sanitários no município de Minaçu, em Goiás, que atenderá aproximadamente 60% da sua população.

Desenvolvimento de programas de educação e cultura, incluindo a alfabetização de jovens e adultos.

Manutenção de convênios com escolas para utilização de imóveis da Empresa na vila residencial da Usina Hidrelétrica Salto Osório, no Paraná, e no município de Água Doce, em Santa Catarina.



Prêmio Responsabilidade Social

O balanço social da Gerasul em 2000 recebeu o reconhecimento da Assembléia Legislativa do Rio Grande do Sul, com o Prêmio Responsabilidade Social – RS, concedido anualmente às empresas que se destacam pelo desempenho na área social.

social balance



Donations

The Company maintained a policy of donating furniture, computers and equipment to schools and daycare centers in its region of influence. The Municipal School Aloísio Maier, in Laranjeiras do Sul, Paraná State, received the land for its new building.

Scientific workshops open to the public and the scientific community, for the presentation of work carried out in the implantation of Cana Brava Power Plant.

Implantation of compensatory and support measures to municipalities, such as the construction of Minaçu sewage system, in Goiás State, serving approximately 60% of the population.

Development of education and cultural programs, including teaching reading and writing skills to Young and adults.

Covenants with schools for the use of Company buildings in the residential village of Salto Osório Hydro Power Plant, in Paraná State, and in the Municipality of Água Doce, in Santa Catarina State.

Social Responsibility Prize

The social balance of Gerasul in 2000 received the recognition of Rio Grande do Sul Congress, with the award of the prize Social Responsibility – RS, awarded every year to companies with outstanding social performance.





balanço social

Bases de cálculo (em R$ mil)	Exercício de 2001	Exercício de 2000
Receita líquida	2.083.025	1.057.317
Resultado operacional	816.138	206.733
Folha de pagamento bruta	48.237	45.193

	Exercício de 2001			Exercício de 2000		
Indicadores sociais internos	**R$ mil**	**% sobre Folha de pagamento**	**% sobre Receita líquida**	**R$ mil**	**% sobre Folha de pagamento**	**% sobre Receita líquida**
Alimentação	2.929	6,07	0,14	2.473	5,47	0,23
Encargos Sociais Compulsórios	16.288	33,77	0,78	14.367	31,79	1,36
Previdência Privada	6.338	13,14	0,30	6.627	14,66	0,63
Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	25.882	53,65	1,25	24.431	54,06	2,32
Saúde	2.700	5,60	0,13	2.344	5,19	0,22
Educação	1.784	3,70	0,09	1.096	2,43	0,10
Participação nos Lucros ou Resultados	5.780	11,98	0,28	4.114	9,10	0,39
Outros Benefícios	1.322	2,74	0,06	1.305	2,89	0,12
Total	**63.023**	**130,65**	**3,03**	**56.757**	**125,59**	**5,37**

	Exercício de 2001			Exercício de 2000		
Indicadores sociais externos	**R$ mil**	**% sobre Resultado operacional**	**% sobre Receita líquida**	**R$ mil**	**% sobre Resultado operacional**	**% sobre Receita líquida**
Impostos (excluídos encargos sociais)	309.534	37,93	14,86	80.986	39,17	7,66
Contribuição p/a Sociedade/ Investimentos na Cidadania	3.785	0,46	0,18	483	0,24	0,05
Total	**313.319**	**38,39**	**15,04**	**81.469**	**39,41**	**7,71**

Indicadores ambientais	Exercício de 2001			Exercício de 2000		
Relacionados com a operação da Companhia	2.873	0,35	0,14	93	0,04	0,01
Relacionados com projetos em curso	1.249	0,16	0,06	8.783	4,25	0,83
Total	**4.122**	**0,51**	**0,20**	**8.876**	**4,29**	**0,84**

Indicadores do corpo funcional	Exercício de 2001	Exercício de 2000
Nº de empregados no final do exercício	843	830
Nº de admissões durante o exercício	46	57
Nº de estagiários durante o exercício	43	59

social balance



Bases of calculation (R$ thousand)	2001 trade year	2000 trade year
Net revenue	2,083.025	1,057.317
Operational result	816,138	206,733
Gross payroll	48,237	45,193

Internal social indicators	2001 trade year			2000 trade year		
	R$ thousand	% Over Payroll	% Over Net revenue	R$ thousand	% Over	% Over Net Payroll
Meals	2,929	6.07	0.14	2,473	5.47	0.23
Compulsory Social Tributes	16,288	33.77	0.78	14,367	31.79	1.36
Previdência Privada	6,338	13.14	0.30	6,627	14.66	0.63
Private Welfare – Conversion Special Retirement into Retirement for Time of Service	25,882	53.65	1.25	24,431	54.06	2.32
Health	2,700	5.60	0.13	2,344	5.19	0.22
Education	1,784	3.70	0.09	1,096	2.43	0.10
Participation in Profit or Result	5,780	11.98	0.28	4,114	9.10	0.39
Other Benefits	1,322	2.74	0.06	1,305	2.89	0.12
Total	**63,023**	**130.65**	**3.03**	**56,757**	**125.59**	**5.37**

External social indicators	2001 trade year			2000 trade year		
	R$ thousand	% Over Operational Result	% Over Net revenue	R$ thousand	% Over Operational Result	% Over Net revenue
Tax (without social tributes)	309,534	37.93	14.86	80,986	39.17	7.66
Contribution to Society/ Investments in Citizenship	3,785	0.46	0.18	483	0.24	0.05
Total	**313,319**	**38.39**	**15.04**	**81,469**	**39.41**	**7.71**

Environmental Indicators	2001 trade year			2000 trade year		
In connection with the Company activities	2,873	0.35	0.14	93	0.04	0.01
In connection with projects underway	1,249	0.16	0.06	8,783	4.25	0.83
Total	**4,122**	**0.51**	**0.20**	**8,876**	**4.29**	**0.84**

Board of Staff indicators	2001 trade year	2000 trade year
Employees at the end of the trade year	843	830
People hired in the course of the trade year	46	57
Trainees engaged in the course of the trade year	43	59



preservação | preservation

A Tractebel Energia está comprometida com a preservação do meio ambiente e a garantia do desenvolvimento sustentável das regiões onde atua, tanto em termos ecológicos como econômicos e sociais. Suas iniciativas vão além do cumprimento das obrigações legais. A Empresa promove a formação e conscientização de seus profissionais e das comunidades envolvidas. Investe na utilização de técnicas eficientes e modernas, realiza estudos científicos sobre impactos ambientais e mantém planos de controle e avaliação periódica de suas atividades.

Um bom reflexo do eco-compromisso da Tractebel Energia é o seu Código de Meio Ambiente, onde estão expressos os princípios de sustentabilidade e qualidade [illegible] na origem das decisões da Empresa.

[illegible] das questões de meio ambiente [illegible] Tractebel Energia conquistou o Prêmio Expressão de Ecologia, promovido pela revista Expressão, na categoria Gestão Ambiental, com o case do Monitoramento Ambiental [illegible].

Tractebel Energia is committed to the preservation of the environment and the sustainable development of the regions where it develops its activities, both in ecological and socio-economic terms. Company initiatives go beyond the fulfillment of its legal obligations. The company promotes the education and awareness of its staff and the communities involved, investing also in modern and efficient techniques, carrying out scientific studies on environmental impacts and maintaining programs of control and periodic evaluation of its activities.

The [illegible] of Tractebel Energia eco-commitment is its Environmental Code, [illegible] sustainability and quality [illegible] the Company [illegible] Tractebel Energia [illegible] the Prêmio Expressão [illegible] category Environmental Management [illegible] Monitoring.



balanço ambiental



Partilhando iniciativas

A Tractebel Energia expõe e debate suas ações ambientais com a comunidade. Alguns acontecimentos se destacaram em 2001:

- Estudo de viabilidade de usina de valorização energética do lixo, pela sua queima em combinação com gás natural, em conjunto com órgãos públicos e iniciativa privada, nas regiões da Grande Florianópolis, Médio Vale e Foz do Rio Itajaí.
- Inaugurado em Itá o Centro de Divulgação Ambiental (CDA), criado para guardar e divulgar os resultados dos programas ambientais desenvolvidos durante a implantação da usina.
- Entregue à gestão da Fundação de Amparo ao Meio Ambiente (Fatma), órgão ambiental de Santa Catarina, a Unidade de Conservação Barra dos Queimados, estação ecológica de 735 hectares, situada em Concórdia (SC).
- Co-patrocínio da Câmara Técnica do Consórcio Intermunicipal de Gestão Ambiental Participativa do Alto Uruguai Catarinense, o Consórcio Lambari, cujos projetos prioritários são diminuir os lixões, a poluição dos rios e os dejetos de suínos.
- Representação em diversas entidades de preservação do meio ambiente, tais como Conselho Estadual de Recursos Hídricos do Paraná, Comitê da Bacia do Rio Tubarão, Comitê do Baixo Jacuí, Comitê da Bacia do Rio do Peixe, Comissão Pró-Comitê do Rio Passo Fundo, Comissão Pró-Comitê dos Rios Apuaê/Inhandava e Consórcio Lambari.
- Patrocínio do I Encontro das Águas do Paraná e do Projeto de Barragem para Contenção de Cheias no município de Concórdia – SC.

Environmental balance



Sharing initiatives

Tractebel Energia presents and debates its environmental initiatives with the community. Some events of 2001 are noteworthy:

- *Feasibility study for waste energy power plant combined with natural gas, in partnership with public authorities and the private sector, in the regions of Greater Florianópolis, Médio Vale and Foz do Rio Itajaí.*

- *Inauguration of the Environmental Awareness Center (CAA) in Itá, created to file and divulge the results of environmental programs developed during the implantation of the power plant.*

- *Entrustment of the 735-hectare ecological station Preservation Unit Barra dos Queimados in Concórdia (SC), to the Environmental Support Foundation (Fatma), Santa Catarina State Environmental Preservation Authority.*

- *Co-sponsorship of the Technical Chamber of Santa Catarina State Alto Uruguai Participative Environmental Management Intermunicipal Consortium, and Lambari Consortium, which priority projects are the reduction of waste deposits, river pollution and swine waste emissions.*

- *Representation in several environmental preservation entities, such as Paraná State Hydro Resources Board, Tubarão River Basin Committee, Baixo Jacuí Committee, Bacia do Rio do Peixe Committee, Rio Passo Fundo Pro-Committee Comission, Apuaê/Inhandava Rivers Pro-Committee Commission and Lambari Consortium.*

- *Sponsorship of the I Encontro das Águas (1st Water Meeting) of Paraná State and the Flood Control Dam Project in the municipality of Concórdia – SC.*



balanço ambiental



Responsabilidade nas obras

Hidrelétrica Machadinho

Algumas das etapas mais significativas do Programa Ambiental foram concluídas no ano:

- o resgate da fauna e peixes durante as fases de enchimento do reservatório, que alcançou mais de 2 mil animais e o salvamento de 18.500 peixes, que foram devolvidos ao rio.
- o salvamento da flora, com a coleta de 24 mil mudas de árvores e mais de 1,5 milhão de sementes durante o desmatamento.
- o plantio, já efetuado, de 545 mil mudas. A meta é plantar, até setembro de 2004, um total de 2,08 milhões de árvores na área de entorno do reservatório.
- o monitoramento continuado de 25 poços de água no entorno do lago e de 11 pontos dentro do reservatório, assegurando a manutenção da qualidade das águas subterrâneas e superficiais.

Hidrelétrica Cana Brava

Vinte e três programas relacionados a ações sócioeconômicas e à preservação do meio físico-biótico estão sendo desenvolvidos junto à obra. Em 2001, foram concluídos os estudos e resgate da flora, do patrimônio arqueológico e espeleológico e implementadas todas as medidas necessárias para o enchimento do reservatório e resgate da fauna.

Termelétrica Jacuí

A usina, que obteve no ano sua Licença de Instalação, será dotada dos mais modernos sistemas de controle ambiental, atendendo à legislação nacional e requisitos internacionais como os do Banco Mundial e da Organização Mundial de Saúde.

A gestão nas termelétricas

As emissões e os impactos ambientais causados pelas atividades das usinas e os sistemas de controle são sistematicamente avaliados. Entre as ações desenvolvidas em 2001, destacam-se:

Environmental balance



Responsibility in the works

Machadinho Hydro Power Plant

Some the most significant stages of the Environmental Program were concluded this year:

- *the operation for the rescue of the fauna and fish during the reservoir impounding stages, involving over two thousand animals and 18.500 fish, which were returned to the river.*
- *the rescue of the flora, gathering 24 thousand seedlings and over 1.5 million seeds during deforesting.*
- *planting of 545 seedlings. A total 2.08 million trees are planned to be planted in the area around the reservoir before September 2004.*
- *continued monitoring of 25 wells around the lake and 11 points inside the reservoir, in order to insure the good quality of underground and surface water.*



Cana Brava Hydro Power Plant

Twenty-three programs regarding socio-economic initiatives and the preservation of the biophysical environment are presently underway at the site. All archaeological and Espeleological patrimony and flora rescue studies were concluded and all measures for the impounding of the reservoir and rescue of the fauna were implemented in 2001.

Jacuí Thermo Power Plant

The power plant, which obtained its Installation License in 2001, will be equipped with the most modern environmental control systems, complying with Brazilian legislation and international requirements such as those of the World Bank and the World Health Organization.



Thermoelectric Power Plants Environmental Management

The emissions and environmental impacts caused by the activities of the power plants and control systems are permanently evaluated. Among the initiatives taken in 2001, the following are noteworthy:



- Monitoramento permanente das emissões atmosféricas e líquidas, assim como o impacto dessas emissões na qualidade do ar e dos cursos d'água na área de influência das usinas termelétricas.

- Utilização de cinzas pesadas, provenientes da queima de carvão, na recuperação de áreas em Capivari de Baixo (SC) e Charqueadas (RS), que atingiu 1 km² em 2001. Já as cinzas leves produzidas no Complexo Jorge Lacerda são totalmente destinadas à indústria de cimento.

- Pesquisas para aproveitamento de cinzas.

A gestão nas hidrelétricas

A Tractebel Energia executa programas de pesquisa e mantém convênios com instituições de pesquisa e assistência técnica para executar o monitoramento ambiental dos reservatórios das hidrelétricas e suas áreas adjacentes. Em 2001, destacaram-se as seguintes ações:

- Estudo de peixes migratórios do Rio Uruguai.

- Pesquisa no reservatório da Usina Hidrelétrica Passo Fundo (RS), com ênfase na qualidade da água e fauna aquática local, em convênio com a Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).

- Atividades de conservação dos recursos naturais nas proximidades do reservatório da Hidrelétrica Passo Fundo, em convênio com a Empresa de Assistência Técnica e Extensão Rural do Rio Grande do Sul (EMATER-RS).

- Acompanhamento e avaliação da qualidade da água, em convênio com o Instituto Ambiental do Paraná (IAP), e inspeção ambiental e patrimonial, em parceria com a Polícia Ambiental do Paraná, nas hidrelétricas Salto Osório e Salto Santiago.

- Elaboração dos planos de uso e ocupação das águas e entorno dos reservatórios das hidrelétricas Salto Osório, Salto Santiago e Itá.





- *Permanent monitoring of air and liquid emissions, as well as the impact of those emissions in the quality of the air and waterways in the power plant's influence area.*

- *Usage of heavy ashes, from coal burning, in the recuperation of areas in Capivari de Baixo (SC) and Charqueadas (RS), reaching 1 km² in 2001. Whereas light ashes produced at Jorge Lacerda Complex are totally committed to the cement industry.*

- *Ash recycling research.*

Hydroelectric Power Plants Environmental Management

Tractebel Energia has research programs and maintains covenants with research and technical support institutions to carry out the environmental monitoring of the hydroelectric power plants' reservoirs and adjoining areas. Noteworthy initiatives in 2001 include:

- *Uruguai River migrating fish study.*

- *Research in the reservoir of Passo Fundo Hydroelectric Power Plant (RS), with emphasis on the quality of the water and local aquatic fauna, in a covenant with the Catholic University of Rio Grande do Sul (PUC-RS).*

- *Natural resources preservation activities in the vicinity of Passo Fundo Hydropower Plant reservoir, in a covenant with the Technical Support and Rural Extension Company of Rio Grande do Sul (EMATER-RS).*

- *Follow up and evaluation of the water quality, in a covenant with the Environmental Institute of Paraná (IAP), and environmental and patrimonial inspection, in a partnership with the Environmental Police of Paraná, at Salto Osório and Salto Santiago Hydroelectric Power Plants.*

- *Elaboration of the plans for the use and occupation of reservoir waters and surrounding areas of Salto Osório, Salto Santiago and Itá hydropower plants'.*





toda a nossa energia | all our energy

O mercado de energia em 2002

A perspectiva do mercado brasileiro em 2002 volta a ser de crescimento, resguardando-se, porém, um efeito residual das ações de racionalização e monitoramento mais apurado do consumo. Desta forma, com a progressiva recuperação dos níveis de armazenamento, que já se observa nesse início do ano, as atenções passam para a adoção de políticas de caráter permanente que assegurem o nível de segurança e qualidade esperados.

The energy market in 2002

Once again it is expected the growth of the Brazilian energy market in 2002, not without, however, a residual effect of the rationalization initiatives and improved monitoring of consumption. This way, with the progressive recovery of storage levels, already observed early in the year, the attentions turn to the adoption of permanent policies enabling the level of security and quality expected.



perspectivas e agradecimentos

Desafios da liberalização

A partir de 2003 acentua-se o processo de liberalização do mercado brasileiro de energia elétrica, com a redução gradativa dos Contratos Iniciais, até que, em 2005, todos poderão optar por ser consumidores livres. Internamente, a Tractebel Energia iniciou e persiste nos ajustes necessários para se antecipar às oportunidades do novo mercado, enfocando a comercialização e a integração com uma base sempre crescente de clientes.

Já foram anunciadas medidas de revitalização do setor elétrico, cuja diretriz geral é o aperfeiçoamento do modelo institucional, para a preservação da competição nos segmentos de geração e comercialização, o estímulo aos investimentos privados e a melhora da confiabilidade dos suprimentos. No curto prazo, além dos projetos emergenciais de geração e transmissão, destaca-se a importância do Acordo Geral entre Geradoras e Distribuidoras, solucionando pendências financeiras devidas ao racionamento e, mesmo, anteriores. Outros temas, relacionados à funcionalidade do Mercado Atacadista Brasileiro, ao processo de comercialização e formação de preços, à efetiva abertura do mercado, bem como às políticas de incentivo à expansão da oferta e à contratação, ilustram preocupações que foram, de certa maneira, reacendidas com o agravamento das condições do sistema em 2001.

A Tractebel Energia acompanha e participa ativamente da elaboração dessas propostas, ajudando a moldar a evolução do setor com o mesmo entusiasmo de quem, desde a origem, evidenciou sua confiança na reforma. As posições assumidas, que ganham transparência nos elevados níveis de expansão, produção e disponibilidade das suas instalações, atestam a perseverança das ações para o fortalecimento do seu papel no mercado.

Diretrizes da Tractebel Energia para 2002

A Tractebel Energia reafirma seu propósito de liderar a produção de energia privada no Brasil em 2002, expandindo ainda mais o seu parque gerador. Estão sendo implementadas a quarta e quinta unidades da Usina Termelétrica William Arjona, e antecipadas as entradas em operação da Usina Hidrelétrica Machadinho, realizada em consórcio, e da Usina Hidrelétrica Cana Brava, implantada através da Companhia Energética Meridional - CEM, sua controlada.

Também em 2002 a Empresa está ampliando seu foco de atuação, que passa a abranger também outras necessidades do processo industrial dos clientes, o que posicionará a Tractebel Energia também como parceira nestes processos, além de fornecedora de energia. O conceito de soluções industriais integradas resultante dessa filosofia se torna possível graças ao know-how e ao conjunto único de processos industriais que se pode encontrar nas diversas empresas da Tractebel e da SUEZ.

Agradecimento

Registramos nossos agradecimentos aos clientes, acionistas, fornecedores e financiadores pelo apoio e confiança depositados, e em especial aos nossos empregados, por sua dedicação e empenho que muito contribuíram para os resultados da Companhia.

Florianópolis (SC), 27 de março de 2002.

A Administração

perspectives and aknowledgements



The challenges of liberalization

As from 2003 the process of liberalization of the Brazilian electrical energy market becomes more accentuated, with the gradual reduction of Initial Agreements, until, in 2005, everyone may chose to be free consumers. Internally, Tractebel Energia has started and continues to work on the adjustments required to anticipate itself to the opportunities of the new market, focused on commercialization and integration with a continuously crescent customer base.
Revitalization measures for the electrical sector already announced have as their main guideline the improvement of the institutional model for the preservation of competition in the segments of generation and commercialization, incentive to private investors and the improvement on the reliability of supply. In the short term, besides generation and transmission emergency projects, it is noteworthy the importance of the General Agreement Between Generators and Distributors, to resolve outstanding accounts due to the rationing, and even prior to it. Other issues, related with the functionality of the Brazilian Wholesale Market, the process of commercialization and establishment of prices, the effective opening of the market, as well as the policies of incentive to the increase in offer and contracts, illustrate concerns which, resurfaced with the energy crisis in 2001.
Tractebel Energia follows and participates actively in the elaboration of these proposals, helping to shape the evolution of the sector with the same enthusiasm of someone who, from the beginning has demonstrated its confidence in the reform. The positions assumed, revealed in the high levels of expansion, production and availability of its generating park, confirm the perseverance in the initiatives for the consolidation of its role in the market.

The guidelines of Tractebel Energia for 2002

Tractebel Energia reaffirms its intention to lead the generation of private energy in Brazil in 2002, expanding even further its generating park. The fourth and fifth generating units of William Arjona Hydro Power Plant are being implanted, and Machadinho Hydro Power Plant, built through consortium, and Cana Brava Hydro Power Plant, implanted through Companhia Energética Meridional – CEM, controlled by Tractebel Energia, will have their operation anticipated.
The Company will also widen its scope of action in 2002, catering for other needs of its customers' industrial processes, positioning Tractebel Energia also as a partner in these processes, besides its role as an energy supplier. The concept of integrated industrial solutions resulting from this philosophy is made possible thanks to the expertise and unique set of industrial processes found in the different companies of Tractebel and SUEZ.

Acknowledgement

We register here our gratitude to our clients, stockholders, suppliers and financiers for their support and confidence, and especially to our collaborators for their dedication and zeal, which greatly contributed for the results achieved.

Florianópolis (SC), 27 of March, 2002

The Board of Directors


1 EURO

demonstrações financeiras dos exercícios de 2000 e de 2001

financial statements for the years ended december 31, 2000 and 2001 and independent auditors' report

Deloitte Touche Tohmatsu Auditores Independentes

demonstrações financeiras

balanços patrimoniais em 31 de dezembro
(em milhares de reais)

ATIVO

	Controladora		Consolidado	
	2001	2000	2001	2000
CIRCULANTE				
Numerário disponível	16.999	15.416	19.614	16.969
Aplicações no mercado aberto	13.057	-	13.057	-
Consumidores e concessionárias	918.383	143.288	938.179	157.673
Títulos e valores mobiliários	112	27.309	3.378	41.821
Créditos da conta consumo de combustível – CCC	28.783	22.221	28.783	22.221
Alienações, serviços em curso e dispêndios a reembolsar	4.595	9.519	6.612	8.592
Tributos e contribuições sociais a recuperar	18.911	4.411	22.389	6.033
Créditos fiscais diferidos	31.377	2.922	31.377	3.831
Almoxarifado	6.487	5.285	6.487	5.285
Despesas pagas antecipadamente	7.652	9.575	7.809	10.595
Outros	9.442	13.389	9.471	11.492
	1.055.798	**253.335**	**1.087.156**	**284.512**
REALIZÁVEL A LONGO PRAZO				
Concessionárias	61.093	-	61.093	-
Títulos e valores mobiliários	6.313	7.911	6.313	7.911
Tributos e contribuições sociais a recuperar	6.479	5.107	8.116	5.107
Depósitos vinculados a litígios	22.562	19.294	22.562	19.294
Créditos fiscais diferidos	176.382	230.129	180.184	230.129
Despesas pagas antecipadamente	8.833	-	8.833	-
Outros	2.787	3.231	3.041	3.293
	284.449	**265.672**	**290.142**	**265.734**
PERMANENTE				
Investimentos	486.749	455.646	65.945	118.932
Imobilizado	3.483.460	3.583.121	4.702.213	4.482.338
Diferido	1.769	2.485	78.096	28.357
	3.971.978	**4.041.252**	**4.846.254**	**4.629.627**
TOTAL DO ATIVO	**5.312.225**	**4.560.259**	**6.223.552**	**5.179.873**

 As notas explicativas são parte integrante das demonstrações financeiras.

financial statements

balance sheets at december 31, 2001 and 2000
(in thousands of reais)

ASSETS

	Holding Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS				
Cash	16,999	15,416	19,614	16,969
Short-term applications	13,057	-	13,057	-
Accounts receivable – Distributors	918,383	143,288	938,179	157,673
Marketable securities	112	27,309	3,378	41,821
Fuel consumption credits – CCC	28,783	22,221	28,783	22,221
Disposals, services in progress and reimbursable amounts	4,595	9,519	6,612	8,592
Recoverable taxes and social contributions	18,911	4,411	22,389	6,033
Deferred income tax	31,377	2,922	31,377	3,831
Inventories	6,487	5,285	6,487	5,285
Prepaid expenses	7,652	9,575	7,809	10,595
Others	9,442	13,389	9,471	11,492
	1,055,798	**253,335**	**1,087,156**	**284,512**
LONG-TERM ASSETS				
Accounts receivable	61,093	-	61,093	-
Marketable securities	6,313	7,911	6,313	7,911
Recoverable taxes and social contribution	6,479	5,107	8,116	5,107
Judicial deposits	22,562	19,294	22,562	19,294
Deferred income tax	176,382	230,129	180,184	230,129
Prepaid expenses	8,833	-	8,833	-
Others	2,787	3,231	3,041	3,293
	284,449	**265,672**	**290,142**	**265,734**
PERMANENT ASSETS				
Investments	486,749	455,646	65,945	118,932
Property, plant and equipment	3,483,460	3,583,121	4,702,213	4,482,338
Deferred	1,769	2,485	78,096	28,357
	3,971,978	**4,041,252**	**4,846,254**	**4,629,627**
TOTAL ASSETS	**5,312,225**	**4,560,259**	**6,223,552**	**5,179,873**

See notes to the financial statements.

demonstrações financeiras

balanços patrimoniais em 31 de dezembro
(em milhares de reais)

PASSIVO

	Controladora		Consolidado	
	2001	2000	2001	2000
CIRCULANTE				
Fornecedores	183.394	81.684	213.292	105.509
Dividendos propostos e juros sobre o capital próprio	165.120	136.799	165.120	136.799
Participação de empregados nos lucros ou resultados	5.780	4.114	5.780	4.114
Empréstimos e financiamentos	99.218	223.879	121.833	568.668
Encargos de empréstimos e financiamentos	12.987	16.797	18.205	23.045
Encargos de debêntures	-	-	12.883	2.186
Tributos e contribuições sociais correntes	220.790	7.015	221.126	9.836
Tributos e contribuições sociais parcelados	22.625	20.713	22.625	20.713
Reserva global de reversão	1.507	1.527	1.507	1.527
Concessionárias de energia elétrica	1.889	7.274	1.889	7.274
Obrigações estimadas	27.916	65.266	28.004	65.383
Benefícios pós-emprego	41.127	-	41.127	-
Controladas e controladora	-	42.923	-	42.923
Outros	19.588	8.148	20.767	8.148
	801.941	**616.139**	**874.158**	**996.125**
EXIGÍVEL A LONGO PRAZO				
Empréstimos e financiamentos	1.145.822	1.143.888	1.732.639	1.230.100
Encargos de empréstimos e financiamentos	51	278	51	278
Debêntures	-	-	175.568	90.632
Tributos e contribuições sociais parcelados	45.651	62.794	45.651	62.794
Obrigações estimadas	15.537	70.140	15.537	70.140
Provisões para contingências	128.052	174.036	128.052	174.036
Concessões a pagar	-	-	76.725	62.784
Benefícios pós-emprego	229.391	-	229.391	-
Outros	1.960	4.094	1.960	4.094
	1.566.464	**1.455.230**	**2.405.574**	**1.694.858**
Obrigações especiais	-	56.511	-	56.511
	1.566.464	**1.511.741**	**2.405.574**	**1.751.369**
PATRIMÔNIO LÍQUIDO				
Capital social	2.445.766	2.278.704	2.445.766	2.278.704
Reservas de capital	91.695	91.695	91.695	91.695
Reservas de lucros	406.359	61.980	406.359	61.980
	2.943.820	**2.432.379**	**2.943.820**	**2.432.379**
TOTAL DO PASSIVO	**5.312.225**	**4.560.259**	**6.223.552**	**5.179.873**

 As notas explicativas são parte integrante das demonstrações financeiras.

financial statements

balance sheets at december 31, 2001 and 2000
(in thousands of reais)

LIABILITIES

	Holding Company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES				
Suppliers	183,394	81,684	213,292	105,509
Dividends payable	165,120	136,799	165,120	136,799
Employees' participation	5,780	4,114	5,780	4,114
Loans and financing	99,218	223,879	121,833	568,668
Financial charges	12,987	16,797	18,205	23,045
Debentures charges	-	-	12,883	2,186
Current taxes and social contributions	220,790	7,015	221,126	9,836
Taxes and social contributions payable in instalments	22,625	20,713	22,625	20,713
Global reversal reserve	1,507	1,527	1,507	1,527
Electric energy concessionaires	1,889	7,274	1,889	7,274
Accrued liabilities	27,916	65,266	28,004	65,383
Post employment benefits	41,127	-	41,127	-
Associated and affiliated company or holding company	-	42,923	-	42,923
Others	19,588	8,148	20,767	8,148
	801,941	**616,139**	**874,158**	**996,125**
LONG-TERM LIABILITIES				
Loans and financing	1,145,822	1,143,888	1,732,639	1,230,100
Financial charges	51	278	51	278
Debentures	-	-	175,568	90,632
Taxes and social contributions	45,651	62,794	45,651	62,794
Accrued liabilities	15,537	70,140	15,537	70,140
Provision for contingencies	128,052	174,036	128,052	174,036
Concessions payable	-	-	76,725	62,784
Post employment benefits	229,391	-	229,391	-
Others	1,960	4,094	1,960	4,094
	1,566,464	**1,455,230**	**2,405,574**	**1,694,858**
Special obligations	-	56,511	-	56,511
	1,566,464	**1,511,741**	**2,405,574**	**1,751,369**
SHAREHOLDERS' EQUITY				
Capital	2,445,766	2,278,704	2,445,766	2,278,704
Capital reserves	91,695	91,695	91,695	91,695
Income reserves	406,359	61,980	406,359	61,980
	2,943,820	**2,432,379**	**2,943,820**	**2,432,379**
TOTAL LIABILITIES	**5,312,225**	**4,560,259**	**6,223,552**	**5,179,873**

See notes to the financial statements.

demonstrações financeiras

demonstrações dos resultados dos exercícios
findos em 31 de dezembro
(em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
RECEITAS OPERACIONAIS BRUTAS				
Fornecimento de energia elétrica	13.918	1.401	14.096	1.973
Suprimento de energia elétrica	1.882.410	824.692	1.889.133	850.408
Subvenção combustível - CCC	258.695	264.626	258.695	264.626
Serviço prestado	6.550	5.919	3.556	5.919
Venda de cinzas	4.328	-	4.328	-
Outras receitas	501	803	554	803
	2.166.402	**1.097.441**	**2.170.362**	**1.123.729**
DEDUÇÕES À RECEITA OPERACIONAL				
Impostos e contribuições sobre a receita	(79.770)	(40.124)	(83.187)	(41.084)
Vendas de cinzas líquidas de impostos, repassadas à CCC	(3.607)	-	(3.607)	-
	(83.377)	**(40.124)**	**(86.794)**	**(41.084)**
RECEITAS OPERACIONAIS LÍQUIDAS	**2.083.025**	**1.057.317**	**2.083.568**	**1.082.645**
DESPESAS OPERACIONAIS				
Pessoal	(68.692)	(65.815)	(70.412)	(66.021)
Material	(8.577)	(10.526)	(8.615)	(10.526)
Serviço de terceiro	(31.558)	(25.407)	(33.670)	(26.091)
Combustível para produção de energia elétrica - CCC	(258.695)	(264.626)	(258.695)	(264.626)
Combustível para produção de energia elétrica – sem subvenção	(45.817)	(5.007)	(45.817)	(5.007)
Energia elétrica comprada para revenda	(323.196)	(121.307)	(236.678)	(121.307)
Compensação financeira pela utilização de recursos hídricos	(38.987)	(14.292)	(43.748)	(15.010)
Depreciação e amortização	(156.866)	(143.540)	(172.026)	(146.416)
Reversão e constituição de provisões operacionais, líquidas	30.859	41.641	30.859	41.641
Outras despesas	(89.774)	(62.190)	(104.269)	(67.310)
	(991.303)	**(671.069)**	**(943.071)**	**(680.673)**
RESULTADO DO SERVIÇO	**1.091.722**	**386.248**	**1.140.497**	**401.972**
RESULTADO DE EQUIVALÊNCIA PATRIMONIAL	**(6.666)**	**3.589**	**(556)**	**-**
RECEITAS (DESPESAS) FINANCEIRAS				
Renda de aplicações financeiras	7.284	5.735	8.298	5.916
Encargos de dívidas	(133.680)	(109.565)	(169.986)	(116.626)
Encargos sobre tributos e contribuições sociais	(6.432)	(8.993)	(6.432)	(8.993)
Variações monetárias líquidas	(123.301)	(61.672)	(142.983)	(65.161)
Outras	(12.789)	(8.609)	(15.796)	(8.562)
	(268.918)	**(183.104)**	**(326.899)**	**(193.426)**
LUCRO OPERACIONAL	**816.138**	**206.733**	**813.042**	**208.546**
RECEITA NÃO OPERACIONAL	**1.930**	**169**	**1.930**	**212**
DESPESA NÃO OPERACIONAL	**(1.627)**	**(589)**	**(1.627)**	**(589)**
LUCRO ANTES DOS TRIBUTOS	**816.441**	**206.313**	**813.345**	**208.169**
Contribuição social	(62.437)	(10.888)	(61.609)	(11.379)
Imposto de renda	(165.950)	(28.510)	(163.682)	(29.875)
LUCRO APÓS OS TRIBUTOS	**588.054**	**166.915**	**588.054**	**166.915**
Participação de empregados	(5.780)	(4.114)	(5.780)	(4.114)
LUCRO LÍQUIDO DO EXERCÍCIO	**582.274**	**162.801**	**582.274**	**162.801**
LUCRO LÍQUIDO POR LOTE DE MIL AÇÕES – R$	**0,8920**	**0,2694**	**0,8920**	**0,2694**

 As notas explicativas são parte integrante das demonstrações financeiras.

errata

On page 63, **Financial Statement** chapter, item **Net Financial Income:**

- Where **Net monetary variations** is printed, it should be read, **Financial expenses.**
- Where **Financial expenses** is printed, it should be read, **Financial charges on taxes and social contributions.**
- Where **Financial charges on taxes and social contributions** is printed, it should be read, **Net monetary variations.**

Tractebel Energia

Suez

financial statements

statements of operations for the years ended december 31, 2001 and 2000 (in thousands of reais)

	Holding Company		Consolidated	
	2001	2000	2001	2000
OPERATING REVENUE				
Revenue from energy supplied to final consumers	13,918	1,401	14,096	1,973
Electric energy supplied	1,882,410	824,692	1,889,133	850,408
Fuel subsidy – CCC	258,695	264,626	258,695	264,626
Services performed	6,550	5,919	3,556	5,919
Sale of ash	4,328	-	4,328	-
Other income	501	803	554	803
	2,166,402	**1,097,441**	**2,170,362**	**1,123,729**
DEDUCTIONS FROM OPERATING REVENUE				
Taxes and contributions on revenue	(79,770)	(40,124)	(83,187)	(41,084)
Sale of ash, net of taxes, repassed to CCC	(3,607)	-	(3,607)	-
	(83,377)	**(40,124)**	**(86,794)**	**(41,084)**
NET OPERATING REVENUE	**2,083,025**	**1,057,317**	**2,083,568**	**1,082,645**
OPERATING EXPENSES				
Personnel	(68,692)	(65,815)	(70,412)	(66,021)
Material	(8,577)	(10,526)	(8,615)	(10,526)
Third-party services	(31,558)	(25,407)	(33,670)	(26,091)
Fuel for electric energy production – CCC	(258,695)	(264,626)	(258,695)	(264,626)
Fuel for electric energy production without subsidy	(45,817)	(5,007)	(45,817)	(5,007)
Electric energy purchased for resale	(323,196)	(121,307)	(236,678)	(121,307)
Payment for the use of hydric resources	(38,987)	(14,292)	(43,748)	(15,010)
Depreciation and amortization	(156,866)	(143,540)	(172,026)	(146,416)
Reversal of contingencies, net	30,859	41,641	30,859	41,641
Other expenses	(89,774)	(62,190)	(104,269)	(67,310)
	(991,303)	**(671,069)**	**(943,071)**	**(680,673)**
INCOME FROM SERVICES	**1,091,722**	**386,248**	**1,140,497**	**401,972**
EQUITY RESULT	**(6,666)**	**3,589**	**(556)**	**-**
NET FINANCIAL INCOME				
Financial income	7,284	5,735	8,298	5,916
Net monetary variations	(133,680)	(109,565)	(169,986)	(116,626)
Financial expenses	(6,432)	(8,993)	(6,432)	(8,993)
Financial charges on taxes and social contributions	(123,301)	(61,672)	(142,983)	(65,161)
Others	(12,789)	(8,609)	(15,796)	(8,562)
	(268,918)	**(183,104)**	**(326,899)**	**(193,426)**
OPERATING INCOME	**816,138**	**206,733**	**813,042**	**208,546**
NON-OPERATING INCOME	**1,930**	**169**	**1,930**	**212**
NON-OPERATING EXPENSES	**(1,627)**	**(589)**	**(1,627)**	**(589)**
INCOME BEFORE TAXES	**816,441**	**206,313**	**813,345**	**208,169**
Social contribution	(62,437)	(10,888)	(61,609)	(11,379)
Income tax	(165,950)	(28,510)	(163,682)	(29,875)
INCOME AFTER TAXES	**588,054**	**166,915**	**588,054**	**166,915**
Employees' participation	(5,780)	(4,114)	(5,780)	(4,114)
INCOME FOR THE YEAR	**582,274**	**162,801**	**582,274**	**162,801**
INCOME PER THOUSAND SHARES - R$	**0.8920**	**0.2694**	**0.8920**	**0.2694**

See notes to the financial statements.

demonstrações financeiras

demonstração das mutações do patrimônio líquido dos exercícios findos em 31 de dezembro
(em milhares de reais)

	CAPITAL SOCIAL	RESERVAS DE CAPITAL	RESERVAS DE LUCROS	LUCROS ACUMULADOS	TOTAL
SALDOS EM 31.12.1999	**2.085.977**	**91.695**	**5.818**	**30.160**	**2.213.650**
Aumento de capital em espécie	192.727	-	-	-	**192.727**
Lucro líquido do exercício	-	-	-	162.801	**162.801**
Destinação do lucro proposta à A.G.0.:					
- reserva legal	-	-	8.140	(8.140)	-
- dividendos					
PNA – R$ 0,3018521038, PNB – R$ 0,2263890900 e					
ON – R$ 0,2263890900 todas por lote de mil ações.	-	-	-	(136.799)	(136.799)
- reserva de retenção de lucros	-	-	48.022	(48.022)	-
SALDOS EM 31.12.2000	**2.278.704**	**91.695**	**61.980**	**-**	**2.432.379**
Ajuste de exercícios anteriores	-	-	-	(61.595)	**(61.595)**
Aumento de capital em espécie	167.062	-	-	-	**167.062**
Lucro líquido do exercício	-	-	-	582.274	**582.274**
Reversão de reservas	-	-	(26.830)	26.830	-
Destinação do lucro proposta à A.G.0.:					
- reserva legal	-	-	29.114	(29.114)	-
- dividendos / juros sobre o capital próprio					
PNA – R$ 0,3450208177, PNB – R$ 0,2700827006 e					
ON – R$ 0,2700827006 todas por lote de mil ações.	-	-	-	(176.300)	(176.300)
- reserva de retenção de lucros	-	-	342.095	(342.095)	-
SALDOS EM 31.12.2001	**2.445.766**	**91.695**	**406.359**	**-**	**2.943.820**

 As notas explicativas são parte integrante das demonstrações financeiras.

financial statements

statement of changes in shareholders' equity for the years ended december 31, 2001 and 2000
(in thousands of reais)

	HOLDING COMPANY				
	CAPITAL	CAPITAL RESERVES	INCOME RESERVES	RETAINED EARNINGS	TOTAL
BALANCES AT DECEMBER 31, 1999	**2,085,977**	**91,695**	**5,818**	**30,160**	**2,213,650**
Capital increase	192,727	-	-	-	192,727
Net income for the year	-	-	-	162,801	162,801
Destination of net income:					
- Legal reserve	-	-	8,140	(8,140)	-
- Proposed dividends (preference A - R$0.3018521038; preference B - R$0.2263890900 and common - R$0.2263890900), all amounts per 1000 shares	-	-	-	(136,799)	(136,799)
- Transfer to reserves	-	-	48,022	(48,022)	-
BALANCES AT DECEMBER 31, 2000	**2,278,704**	**91,695**	**61,980**	-	**2,432,379**
Prior years adjustment	-	-	-	(61,595)	(61,595)
Capital increase	167,062	-	-	-	167,062
Net income for the year	-	-	-	582,274	582,274
Reversal of reserve transfers	-	-	(26,830)	26,830	-
Destination of net income:					
- Legal reserve	-	-	29,114	(29,114)	-
- Proposed dividends / interest on capital Preference A - R$0.3450208177; preference B - R$0.2700827006 and common – R$0.2700827006, all amounts per 1000 shares	-	-	-	(176,300)	(176,300)
- Transfer to reserves	-	-	342,095	(342,095)	-
BALANCES AT DECEMBER 31, 2001	**2,445,766**	**91,695**	**406,359**	-	**2,943,820**

See notes to the financial statements.

demonstrações financeiras

demonstrações das origens e aplicações de recursos dos exercícios findos em 31 de dezembro (em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
ORIGENS				
Das operações				
Lucro líquido do período	582.274	162.801	582.274	162.801
(Receitas) despesas que não afetam o capital circulante líquido:				
Depreciação e amortização	156.866	143.540	172.026	146.416
Juros de longo prazo	8.799	12.687	8.799	12.687
Variação monetária de longo prazo	91.835	38.839	98.789	38.839
Resultado de equivalência patrimonial	6.666	(3.589)	556	-
Amortização de ágio	2.289	1.144	2.289	1.144
(Reversão) provisão de longo prazo, líquida	(3.965)	(3.687)	(3.965)	(3.687)
Ativos fiscais diferidos	56.439	13.265	53.544	13.265
Ressarcimento parcial custo de energia livre - MAE	(61.093)	-	(61.093)	-
Baixas do ativo permanente	(304)	421	(304)	421
	839.806	**365.421**	**852.915**	**371.886**
Dos acionistas				
Integralização de capital	167.062	192.727	167.062	192.727
	167.062	**192.727**	**167.062**	**192.727**
De terceiros				
Ingressos de novos financiamentos de longo prazo	78.508	153.430	597.215	243.593
Fornecedores	3.910	-	3.910	-
Debêntures	-	-	81.900	-
Realizáveis a longo prazo transferidos para o circulante	37.360	33.053	37.422	35.518
Outras	214	165	214	165
	119.992	**186.648**	**720.661**	**279.276**
TOTAL DAS ORIGENS	**1.126.860**	**744.796**	**1.740.638**	**843.889**
APLICAÇÕES				
No realizável a longo prazo	18.257	21.076	20.782	21.076
Em investimentos	40.057	377.860	20	309.438
Na aquisição de imobilizado e aplicação no diferido	108.324	124.539	378.254	303.622
Em encargos e efeitos inflacionários de curto prazo apropriados no imobilizado	1.672	16.351	46.998	38.590
Em dividendos propostos e juros sobre capital próprio	176.300	136.799	176.300	136.799
Em exigíveis a longo prazo transferidos para o circulante	165.589	258.328	193.673	258.328
Redução de capital circulante líquido oriundo de novos investimentos em participações societárias	-	-	-	333.004
TOTAL DAS APLICAÇÕES	**510.199**	**934.953**	**816.027**	**1.400.857**
AUMENTO (REDUÇÃO) DO CAPITAL CIRCULANTE LÍQUIDO	**616.661**	**(190.157)**	**924.611**	**(556.968)**
VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO				
Ativo Circulante				
No fim do período	1.055.798	253.335	1.087.156	284.512
No início do período	253.335	121.693	284.512	145.491
	802.463	**131.642**	**802.644**	**139.021**
Passivo Circulante				
No fim do período	801.941	616.139	874.158	996.125
No início do período	616.139	294.340	996.125	300.136
	185.802	**321.799**	**(121.967)**	**695.989**
	616.661	**(190.157)**	**924.611**	**(556.968)**

 As notas explicativas são parte integrante das demonstrações financeiras.

financial statements

statements of sources and applications of funds
for the years ended december 31, 2001 and 2000
(in thousands of reais)

	Holding Company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS				
From operations				
Net income for the year	582,274	162,801	582,274	162,801
Expenses (income) that do not affect net working capital:				
Depreciation and amortization	156,866	143,540	172,026	146,416
Long-term interest	8,799	12,687	8,799	12,687
Long-term monetary variation	91,835	38,839	98,789	38,839
Equity result	6,666	(3,589)	556	-
Goodwill amortization	2,289	1,144	2,289	1,144
Increase (reversal) of long-term provisions – net	(3,965)	(3,687)	(3,965)	(3,687)
Deferred tax assets and liabilities	56,439	13,265	53,544	13,265
Reimbursement of part of the free energy – MAE	(61,093)	-	(61,093)	-
Permanent assets sold	(304)	421	(304)	421
	839,806	**365,421**	**852,915**	**371,886**
From shareholders - capital increase	167,062	192,727	167,062	192,727
	167,062	**192,727**	**167,062**	**192,727**
From third-parties				
Financing obtained	78,508	153,430	597,215	243,593
Suppliers	3,910	-	3,910	-
Debentures	-	-	81,900	-
Long-term assets transferred to current assets	37,360	33,053	37,422	35,518
Others	214	165	214	165
	119,992	**186,648**	**720,661**	**279,276**
TOTAL SOURCES	**1,126,860**	**744,796**	**1,740,638**	**843,889**
APPLICATIONS OF FUNDS				
In long-term assets	18,257	21,076	20,782	21,076
In investments	40,057	377,860	20	309,438
In the acquisition of property, plant and equipment and deferred	108,324	124,539	378,254	303,622
In financial charges and short-term inflationary effects, accounted for in property, plant and equipment	1,672	16,351	46,998	38,590
Proposed dividends and interest on capital	176,300	136,799	176,300	136,799
Long-term liabilities transferred to current liabilities	165,589	258,328	193,673	258,328
Reduction of net working capital resulting from new Investments	-	-	-	333,004
TOTAL APPLICATIONS	**510,199**	**934,953**	**816,027**	**1,400,857**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**616,661**	**(190,157)**	**924,611**	**(556,968)**
CHANGES IN NET WORKING CAPITAL				
Current assets				
End of year	1,055,798	253,335	1,087,156	284,512
Beginning of year	253,335	121,693	284,512	145,491
	802,463	**131,642**	**802,644**	**139,021**
Current liabilities				
End of year	801,941	616,139	874,158	996,125
Beginning of year	616,139	294,340	996,125	300,136
	185,802	**321,799**	**(121,967)**	**695,989**
	616,661	**(190,157)**	**924,611**	**(556,968)**

See notes to the financial statements.

anexo I – demonstrações do valor adicionado
dos exercícios findos em 31 de dezembro (não auditadas)
(em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	1.907.707	832.815	1.911.667	859.103
Subvenção de combustível – CCC	258.695	264.626	258.695	264.626
Receitas não operacionais	1.930	169	1.930	212
(-) Insumos				
Materiais	(8.577)	(10.526)	(8.615)	(10.526)
Serviços de terceiros	(31.558)	(25.407)	(33.670)	(26.091)
Combustível para produção de energia – CCC	(258.695)	(264.626)	(258.695)	(264.626)
Combustível para produção sem subvenção	(45.817)	(5.007)	(45.817)	(5.007)
Energia elétrica comprada para revenda	(323.196)	(121.307)	(236.678)	(121.307)
Seguros	(4.122)	(2.626)	(4.814)	(3.364)
Outros	(38.932)	(3.390)	(52.305)	(7.598)
	(710.897)	**(432.889)**	**(640.594)**	**(438.519)**
VALOR ADICIONADO BRUTO	**1.457.435**	**664.721**	**1.531.698**	**685.422**
Depreciação, amortização e baixas	(158.493)	(144.130)	(173.653)	(147.005)
VALOR ADICIONADO LÍQUIDO GERADO	**1.298.942**	**520.591**	**1.358.045**	**538.417**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	**21.157**	**23.441**	**22.506**	**23.678**
Resultado da equivalência patrimonial	**(6.666)**	**3.589**	**(556)**	**-**
VALOR ADICIONADO A DISTRIBUIR	**1.313.433**	**547.621**	**1.379.995**	**562.095**

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2001	**%**	**2000**	**%**	**2001**	**%**	**2000**	**%**
Remuneração:								
Do trabalho								
Remuneração e encargos trabalhistas	41.297	3,15	41.223	7,53	42.775	3,10	41.395	7,37
Benefícios	13.553	1,03	11.808	2,16	13.553	0,98	11.808	2,10
Participação	5.780	0,44	4.114	0,75	5.780	0,42	4.114	0,73
	60.630	**4,62**	**57.145**	**10,44**	**62.108**	**4,50**	**57.317**	**10,20**
Do capital de terceiros								
Encargos e variações monetárias	267.524	20,37	172.441	31,48	323.557	23,45	183.034	32,57
Outras despesas financeiras	15.347	1,17	24.251	4,43	18.596	1,35	24.251	4,31
Aluguéis	2.403	0,18	1.673	0,31	2.566	0,18	1.699	0,30
	285.274	**21,72**	**198.365**	**36,22**	**344.719**	**24,98**	**208.984**	**37,18**
Do governo								
Impostos, taxas e contribuições	100.937	7,68	63.365	11,57	104.731	7,59	64.415	11,46
Encargos setoriais	55.931	4,26	26.547	4,85	60.872	4,41	27.324	4,86
Imposto de renda e contribuição social	228.387	17,39	39.398	7,19	225.291	16,33	41.254	7,34
	385.255	**29,33**	**129.310**	**23,61**	**390.894**	**28,33**	**132.993**	**23,66**
Do capital próprio								
Reserva legal	29.114	2,22	8.140	1,49	29.114	2,11	8.140	1,45
Dividendos	176.300	13,42	136.799	24,98	176.300	12,78	136.799	24,33
Lucro retido	376.860	28,69	17.862	3,26	376.860	27,30	17.862	3,18
	582.274	**44,33**	**162.801**	**29,73**	**582.274**	**42,19**	**162.801**	**28,96**
	1.313.433	**100,00**	**547.621**	**100,00**	**1.379.995**	**100,00**	**562.095**	**100,00**

 As notas explicativas são parte integrante das demonstrações financeiras.

financial statements

annex I – statements of value added
for years ended december 31, 2001 and 2000 – (unaudited)
(in thousands of reais)

	Holding Company		Consolidated	
	2001	2000	2001	2000
GENERATION OF VALUE ADDED				
Sales, services and other income	1,907,707	832,815	1,911,667	859,103
Fuel subsidy – CCC	258,695	264,626	258,695	264,626
Non-operating income	1,930	169	1,930	212
(-) Inputs				
Materials	(8,577)	(10,526)	(8,615)	(10,526)
Third party services	(31,558)	(25,407)	(33,670)	(26,091)
Fuel for energy production - CCC	(258,695)	(264,626	(258,695)	(264,626)
Fuel for production without subsidy	(45,817)	(5,007)	(45,817)	(5,007)
Electric energy purchased for resale	(323,196)	(121,307)	(236,678)	(121,307)
Insurance	(4,122)	(2,626)	(4,814)	(3,364)
Other	(38,932)	(3,390)	(52,305)	(7,598)
	(710,897)	**(432,889)**	**(640,594)**	**(438,519)**
GROSS VALUE ADDED	**1,457,435**	**664,721**	**1,531,698**	**685,422**
Depreciation, amortization and write-offs	(158,493)	(144,130)	(173,653)	(147,005)
NET GENERATED VALUE ADDED	**1,298,942**	**520,591**	**1,358,045**	**538,417**
VALUE ADDED TRANSFERRED TO				
Financial income	**21,157**	**23,441**	**22,506**	**23,678**
Equity result	**(6,666)**	**3,589**	**(556)**	**-**
VALUE ADDED TO BE DISTRIBUTED	**1,313,433**	**547,621**	**1,379,995**	**562,095**

VALUE DISTRIBUTION

	Holding Company				Consolidated			
	2001	%	2000	%	2001	%	2000	%
Remuneration:								
Labor								
Wages and labor charges	41,297	3.15	41,223	7.53	42,775	3.10	41,395	7.37
Benefits	13,553	1.03	11,808	2.16	13,553	0.98	11,808	2.10
Profit sharing	5,780	0.44	4,114	0.75	5,780	0.42	4,114	0.73
	60,630	**4.62**	**57,145**	**10.44**	**62,108**	**4.50**	**57,317**	**10.20**
Third party capital								
Charges and monetary variations	267,524	20.37	172,441	31.48	323,557	23.45	183,034	32.57
Other expenses	15,347	1.17	24,251	4.43	18,596	1.35	24,251	4.31
Rentals	2,403	0.18	1,673	0.31	2,566	0.18	1,699	0.30
	285,274	**21.72**	**198,365**	**36.22**	**344,719**	**24.98**	**208,984**	**37.18**
Government								
Taxes, fees and contributions	100,937	7.68	63,365	11.57	104,731	7.59	64,415	11.46
Sector charges	55,931	4.26	26,547	4.85	60,872	4.41	27,324	4.86
Income tax and social contribution	228,387	17.39	39,398	7.19	225,291	16.33	41,254	7.34
	385,255	**29.33**	**129,310**	**23.61**	**390,894**	**28.33**	**132,993**	**23.66**
Shareholders' equity								
Legal reserve	29,114	2.22	8,140	1.49	29,114	2.11	8,140	1.45
Dividends	176,300	13.42	36,799	24.98	176,300	12.78	136,799	24.33
Retained earnings	376,860	28.69	17,862	3.26	376,860	27.30	17,862	3.18
	582,274	**44.33**	**162,801**	**29.73**	**582,274**	**42.19**	**162,801**	**28.96**
	1,313,433	**100.00**	**547,621**	**100.00**	**1,379,995**	**100.00**	**562,095**	**100.00**

See notes to the financial statements.

notas explicativas às demonstrações financeiras

em 31 de dezembro de 2001 e 2000
(em milhares de reais)

Nota 1 – Contexto Operacional

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta na UHE Itá, é de 4.966 MW, dos quais 77,55% em usinas hidrelétricas e 22,45% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPC – Special Purpose Company constituída para construir e explorar, em parceria, através de consórcio, a Usina Hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

Nota 2 – Apresentação das Demonstrações Financeiras

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas, exceto as informações de dividendos por ação, estão expressos em Reais mil.

A Companhia está apresentando, no Anexo I às Notas Explicativas, a demonstração do valor adicionado.

A partir deste exercício a Companhia está apresentando as Obrigações Especiais como conta retificadora do ativo imobilizado, em consonância com o Manual de Contabilidade do Serviço Público de Energia Elétrica. Até o exercício de 2000, tais obrigações eram classificadas no passivo exigível a longo prazo. As características dessas obrigações estão descritas na Nota 9-b.

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM, abrangendo o balanço patrimonial, a demonstração do resultado do exercício e a demonstração das origens e aplicações de recursos da controladora e de suas controladas.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

notes to the financial statements

for the years ended december 31, 2001 and 2000
(in thousands of reais)

1 - Operational Context

Tractebel Energia S.A. (current denomination of Centrais Geradoras do Sul do Brasil S.A. – GERASUL), an independent power producer with headquarters in Florianópolis - SC, has as its principal activity the generation and sale of electric energy, the regulation of which is the responsibility of the Agência Nacional de Energia Elétrica – ANEEL, which is directed by the Ministry of mines and energy.
The Company's installed capacity, including the indirect ownership in UHE Ita, is 4,966 MW, of which 77.55% is from hydroelectric plants and 22.45% from thermoelectric plants. It is composed of the following generating plants, in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) and the Jorge Lacerda Thermoelectric Complex (SC).
Tractebel Sul S.A., a Brazilian company, is controlled by Tractebel Société Anonyme, whose headquarters are in Brussels, Belgium, which forms part of the Suez Group whose headquarters are in France.
The Company acquired the control of Companhia Energética Meridional – CEM, equivalent to 99.99% of the shares composing the share capital. CEM is constructing the Cana Brava Power Plant, located on Rio Tocantins, State of Goiás. The Company also has joint control, with Companhia Siderúrgica Nacional – CSN, of the company Itá Energética S.A. – ITASA, in which it participates with 48.75% of the voting capital. Itá Energética S.A - ITASA, a SPC – Special Purpose Company, formed for the joint construction and operation, via a joint venture, of the hydroelectric power plant, is located on the Uruguay River, on the border between the States of Santa Catarina and Rio Grande do Sul. The main characteristics of ITASA and also of the undertaking are described in Note 8-b.

2 - Presentation Of The Financial Statements

All values (texts and tables) presented in the financial statements and in the notes to the financial statements are expressed in thousands of reais. The Value Added Statement is presented in Annex I.
As from this year the Company is presenting the special obligations as a reduction to property, plant and equipment in accordance with the accounting rules applicable to companies engaged in the supply of electricity. Until December 31, 2000 such amount was classified as a long term liability. The characteristics of these obligations are described in note 9 b.

Parent Company financial statements
The financial statements have been prepared in accordance with the accounting practices established by the Brazilian Corporate Law, in accordance with the Electric Energy National Agency – ANEEL regulations and in conformity with the standards issued by the Brazilian Securities Commission (CVM).

Consolidated Financial Statements
The consolidated financial statements, including those of the parent company and its subsidiaries, Companhia Energética Meridional – CEM, Itá Energética S.A. - ITASA and ALPHA Participações Ltda's. balance sheet, statement of income, and the statement of sources and applications of funds, were prepared in accordance with consolidation principles and practices set forth by the Brazilian Corporate Law and by Instruction No. 247/86, including amendments introduced by Instruction No. 285/88 of the Brazilian Securities Commission (CVM).

Presentation of the Notes to the Financial Statements
For the purpose of presenting a clear understanding of the components of the balance sheet in the Notes to the financial statements, in the cases where certain assets and liabilities accounts do not exist in the subsidiary, the notes are solely being presented under the heading "Holding company", the values for which are identical to those of the consolidated balances.

(em milhares de reais)

Nota 3 – Sumário das Principais Práticas Contábeis

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período
- As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo
- Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;
- os ativos fiscais diferidos estão calculados com base nas alíquotas previstas para o período de sua realização;
- os materiais em estoque no almoxarifado estão registrados ao custo médio ponderado, que não excede o valor de mercado;
- os ativos indexados estão atualizados até a data do balanço.

c) Permanente
- Os investimentos em sociedades controladas e controladas em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;
- o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;
- em função do disposto nas Intruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo
- Os benefícios futuros a empregados (benefícios pós-emprego) foram registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, conforme divulgado na Nota 16;
- os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 8-b).

Em face da alta proporção de participação da controladora na controlada CEM (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

(in thousands of reais)

3 - Summary Of The Principal Accounting Practices

Recognition of inflationary effects

Only the effects of monetary variations on assets and liabilities indexed as a function of legal and contractual arrangements are reflected in the Company's financial statements. In compliance with the provisions of Law n° 9.249 of December 26, 1995, starting in January 1996, the monetary correction system was abolished. As a result, the amounts pertaining to the permanent assets, shareholders' equity and special obligations have not been adjusted since that date.

General valuation criteria

a) Income and expenses for the period
- *Income and expenses are recorded by using the accrual method of accounting.*

b) Current and long-term assets
- *Bonds and securities are recorded at cost, increased by income received up to the balance sheet date and refer to short-term investments, whose accounting values do not exceed the average market prices.*
- *The deferred tax assets are calculated based on rates expected to be in force at the date of their realisation.*
- *Inventories are recorded at average actual cost or market value, whichever is lower.*
- *Indexed assets are updated to the date of the balance sheet.*

c) Permanent assets
- *Investments in the subsidiary and jointly controlled companies are valued by using the equity method and the other investments are recorded at acquisition cost, which does not exceed the market value.*
- *Fixed assets are recorded at acquisition or construction cost. Depreciation is calculated by using the straight-line method, based on the annual rates in accordance with National Energy Agency – ANEEL, resolution nº 002, of 24.12.1997, altered by Resolution nº 044, of 17.03.1999, based on the Registered Units – UC which compose the asset, in accordance with DNAEE Decree no 815 of 30.11.1994.The annual rates of depreciation utilised by the Company are those stipulated in the regulations and are shown in note 9 a.*
- *In accordance with that contained in the accounting mannual for the electric energy sector the financial charges and inflationary effects of loans and financing linked to construction in progress are added to the cost of the respective development.*

d) Current and long-term liabilities
- *The future benefits of employees (post employment benefits) were accounted for based on an actuarial valuation in accordance with the stock market resolution 371 of December 13, 2000, as disclosed in note 16.*
- *Loans and financing and the resulting charges, accrued to the date of the balance sheet, are updated by the contractual indices (See Note 10). The other obligations of the Company are recorded at known or calculable values and increased, when applicable, by the corresponding charges and monetary variations incurred.*

Consolidated financial statements

Investments made by the investor in the invested company capital and the assets and liabilities balances deriving from operations among consolidated companies were eliminated upon consolidation.

ITASA assets and liabilities components and also income and expenses are proportionately consolidated based on the participation of the Company in its share capital, since the Company's investment refers to shared control (See Note 8-b).

In view of the high percentage of interest of the holding company in the affiliated companies CEM (See Note 8-b), the non-controlling shareholders' participation does not have any effect in the consolidated financial statements.

(em milhares de reais)

Nota 4 – Consumidores e Concessionárias

	Controladora					Consolidado				
	2001				2000	2001				2000
	Vincendos	Vencidos		Total	Total	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias				até 90 dias	mais de 90 dias		
Circulante										
Consumidores livres	1.087	-	-	1.087	1.401	1.091	-	-	1.091	1.462
Concessionárias	897.966	721	18.609	917.296	141.887	917.453	792	18.843	937.088	156.211
	899.053	**721**	**18.609**	**918.383**	**143.288**	**918.544**	**792**	**18.843**	**938.179**	**157.673**
Longo prazo										
Concessionárias	**61.093**	**-**	**-**	**61.093**	**-**	**61.093**	**-**	**-**	**61.093**	**-**
	960.146	**721**	**18.609**	**979.476**	**143.288**	**979.637**	**792**	**18.843**	**999.272**	**157.673**

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.334, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais.

Os valores referentes às transações de compra e venda ocorridas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro de 2000 a dezembro de 2001, estão contemplados na rubrica "Concessionárias" (Ver Nota 25).

Nota 5 – Títulos e Valores Mobiliários

	Controladora		Consolidado	
	2001	2000	2001	2000
Circulante				
Certificado de Depósito Bancário – CDB	-	3.808	3.266	10.975
Letras Financeiras do Tesouro – LFT	112	22.628	112	24.397
Letras do Tesouro Nacional – LTN	-	804	-	804
Conta Programada	-	68	-	68
Certificado de Depósito da Previdência	-	1	-	1
BB Swap Corporate	-	-	-	5.576
	112	**27.309**	**3.378**	**41.821**
Longo Prazo				
Letras Financeiras do Tesouro – LFT	5.772	6.056	5.772	6.056
Letras do Tesouro Nacional – LTN	541	1.855	541	1.855
	6.313	**7.911**	**6.313**	**7.911**
	6.425	**35.220**	**9.691**	**49.732**

Na controladora, os títulos e valores mobiliários existentes em 31.12.2001 têm seus vencimentos previstos para os meses de fevereiro e abril de 2002, e junho de 2003, sendo remunerados em 100,33% da taxa CDI, em média, podendo ser negociados antecipadamente sem prejuízo dos rendimentos. O valor classificado no realizável a longo prazo refere-se a títulos públicos que estão caucionados para garantia de processos judiciais.

No saldo consolidado, os CDB estão sendo remunerados em 100,33%, em média, da taxa CDI.

(in thousands of reals)

4 - Distributors

	Holding Company 2001 Due	Overdue: Up to 90 days	Overdue: More than 90 days	2001 Total	2000 Total
Current					
Energy supplied to final consumers	1.087	-	-	1.087	1.401
Concessionaires	897.966	721	18.609	917.296	141.887
	899.053	**721**	**18.609**	**918.383**	**143.288**
Long-Term					
Concessionaires	**61.093**	-	-	**61.093**	-
	960.146	**721**	**18.609**	**979.476**	**143.288**

	Holding Company 2001 Due	Overdue: Up to 90 days	Overdue: More than 90 days	2001 Total	2000 Total
Current					
Energy supplied to final consumers	1.091	-	-	1.091	1.462
Concessionaires	917.453	792	18.843	937.088	156.211
	918.544	**792**	**18.843**	**938.179**	**157.673**
Long-Term					
Concessionaires	61.093	-	-	61.093	-
	979.637	**792**	**18.843**	**999.272**	**157.673**

The Company signed a contract for the supply of energy in the category "Energy supplied to final consumers", to be effective to 2004. The corresponding invoices will fall due on the 15th of the month subsequent to the supply.
Invoices regarding supply to concessionaires are divided into three equal installments, falling due on the 15th and 25th of the month subsequent to the supply and on the 5th of the subsequent second month.
Amounts overdue for more than 90 days include the short-term billing, in the amount of R$17,334, owed by Furnas Centrais Elétricas S.A. Such value results from the supply by GERASUL to that company, in view of the delay in the commencement of operations by Usina Termonuclear Angra II, whose energy is included in the Initial Contracts.
Short-term transactions within the Electric Energy Wholesale Market – MAE, effected during the period from September 2000 to December 2001, are included in the account "concessionaires" (see note 25).

5 - Marketable Securities

Situation	Holding Company 2001	Holding Company 2000	Consolidated 2001	Consolidated 2000
Short-term				
Certificate of deposit – CDB	-	3,808	3,266	10,975
Financial Treasury Bill – LFT	112	22,628	112	24,397
National Treasury Bill – LTN	-	804	-	804
Scheduled account	-	68	-	68
Social security certificate of deposit	-	1	-	1
BB Corporate Swap	-	-	-	5,576
	112	**27,309**	**3,378**	**41,821**
Long-term				
Financial Treasury Bill – LFT	5,772	6,056	5,772	6,056
National Treasury Bill – LTN	541	1,855	541	1,855
	6,313	**7,911**	**6,313**	**7,911**
	6,425	**35,220**	**9,691**	**49,732**

The marketable securities owned by the Holding Company as of December 31, 2001 have their maturity forecast for the period from February 2002 to April 2002, and June 2003, being remunerated at 100.33% of the CDI average rate, such rates being renegotiable without penalties.
The amount registered in long term refers to public bonds which are given in guarantee for judicial processes.
The additional, CDB, amounts included in the consolidated position are remunerated at 100.33% of the CDI average rate.

(em milhares de reais)

Nota 6 – Créditos Fiscais Diferidos

Controladora						
	2001			2000		
Natureza dos créditos	Base de Cálculo	Imposto de renda	Contribuição social	Base de Cálculo	Imposto de renda	Contribuição social
Tributos – art.7º, Lei nº 8.541/92	4.267	1.067	-	6.033	1.508	-
Provisão para fundo de pensão	-	-	-	97.950	24.488	8.686
Provisão para contingências	125.013	31.253	10.185	146.938	36.735	12.311
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	-	-	-	2.713	678	244
Provisão para grandes manutenções	23.660	5.915	1.974	16.977	4.244	1.484
Provisão programa de reestruturação	221	55	19	1.242	311	112
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	5.780	1.445	520	4.114	1.028	370
Benefícios pós-emprego	173.894	43.474	14.199	-	-	-
Outras provisões indedutíveis	12.253	3.063	1.103	1.766	442	159
Prejuízo fiscal	-	-	-	118.274	29.568	-
Base negativa da contribuição social	177.707	-	14.832	379.703	-	32.028
	1.501.906	**86.586**	**121.173**	**1.754.821**	**99.316**	**133.735**
Classificação dos créditos fiscais diferidos:						
Circulante		19.121	12.256		2.148	774
Realizável a longo prazo		67.465	108.917		97.168	132.961
		86.586	**121.173**		**99.316**	**133.735**

O balanço patrimonial consolidado inclui créditos fiscais diferidos da ITASA, classificados no ativo realizável a longo prazo, relativos a imposto de renda de R$ 2.786 e contribuição social de R$ 1.016, decorrentes de prejuízos fiscais e bases negativas de CSLL. Estes valores serão realizados em 2003 pela compensação de suas bases com lucros tributáveis.

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

O quadro abaixo, elaborado com base em estudos internos, indica o horizonte de realização desses ativos e sua recuperação através de geração de lucros tributáveis:

Controladora		
Natureza dos créditos	**Forma de realização**	**Prazo final**
Tributos – art.7º, Lei nº 8.541/92	Pagamento de parcelamento de tributos gerados na vigência da Lei nº 8.541/92	2004
Provisão para contingências	Trânsito em julgado das ações judiciais	Indefinido
Provisão para perdas Jacuí	Na proporção da depreciação da usina, a partir de sua entrada em operação	Término da vida útil econômica
Provisão para grandes manutenções	Realização dos gastos previstos em plano executivo	2009
Provisão para o programa de reestruturação	Pagamento de contribuições à Fundação, em decorrência de ex-empregados que aderiram ao PDI	2004
Provisão para deságio na alienação de créditos fiscais	Na transferência de créditos fiscais a terceiros	Vinculado às negociações
Participação de empregados nos lucros	Aprovação em AGO	2002
Benefícios pós-emprego	Pagamento dos benefícios	Diversos
Outras provisões indedutíveis	Efetivo pagamento	2002
Base negativa da contribuição social	Compensação com lucro tributável	2004

(in thousands of reais)

6 - Deferred Income Tax

Holding Company	2001			2000		
Credit nature	Calculation Basis	Income Tax	Social Contribution	Calculation Basis	Income Tax	Social Contribution
Taxes art 7th, Law nº 8.541/92	4,267	1,067	-	6,033	1,508	-
Provision for pension fund	-	-	-	97,950	24,488	8,686
Provision for contingencies	125,013	31,253	10,185	146,938	36,735	12,311
Provision for losses on Jacuí	977,853	-	78,228	977,853	-	78,228
Provision for losses on concession in process	-	-	-	2,713	678	244
Provision for large maintenance services	23,660	5,915	1,974	16,977	4,244	1,484
Provision for the restructuring program	221	55	19	1,242	311	112
Provision for discount on sale of tax credits	1,258	314	113	1,258	314	113
Employees' profit-sharing	5,780	1,445	520	4,114	1,028	370
Post employment benefits	173,894	43,474	14,199	-	-	-
Other non-deductible provisions	12,253	3,063	1,103	1,766	442	159
Tax losses	-	-	-	118,274	29,568	-
Social contribution tax – negative basis	177,707	-	14,832	379,703	-	32,028
	1,501,906	**86,586**	**121,173**	**1,754,821**	**99,316**	**133,735**
Classification of deferred tax credits:						
Current		19,121	12,256		2,148	774
Long-term		67,465	108,917		97,168	132,961
		86,586	**121,173**		**99,316**	**133,735**

The consolidated balance sheet includes ITASA deferred tax credits, classified as long-term assets, in respect of income tax (R$2,786) and Social Contribution (R$1,016), arising from tax losses and negative basis of CSLL. These amounts will be realised in 2003 by compensating them with taxable profits.

In compliance with the tax legislation, realization of deferred tax credits, deriving from temporary differences, will occur through the payment of provisions or, whenever the case, by the realization of the provided for losses. As regards deferred tax credits, resulting from tax losses and negative social contribution tax basis, realization will occur through the offsetting of their bases, limited to 30% of the subsequent years taxable income.

The table below, based on internal analysis, indicates the term for the realization of such assets and for their recovery through the generation of taxable income.

Holding Company

Credit nature	Type of realization	Timeframe
Taxes – art. 7, Law No. º 8.541/92	Payment of installments related to taxes generated under Law No. 8.541/92	2004
Provision for contingencies	Court decision of judicial claims	Indefinite
Provision for Jacuí losses	Proportional to the power plant depreciation from the commencement of operations	End of useful and economic life
Provision for large maintenance services	Realization of expenditure forecast in an executive plan	2009
Provision for the restructuring program	Payment of contributions to the Foundation as a result of claims filed by employees joining the early retirement plan	2004
Provision for discount on the sale of tax credits	On the transfer of tax credits to third parties	Related to negotiations
Employees profit sharing	Approval by the General Shareholders Meeting	2002
Post employment benefits	Payment of benefits	Sundry
Other non-deductible provisions	Actual payment	2002
Tax loss	Offsetting against taxable income	2003
Social contribution negative basis	Offsetting against taxable income	2004

(em milhares de reais)

Nota 7 – Conciliação dos Tributos, no Resultado

	Controladora			
	2001		2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	816.441	816.441	206.313	206.313
Participação de empregados	(5.780)	(5.780)	(4.114)	(4.114)
	810.661	**810.661**	**202.199**	**202.199**
Contribuição social – 9%	(72.959)	-	(18.198)	-
Imposto de renda – 25%	-	(202.665)	-	(50.550)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(430)	-	(235)
Encargos sobre contingências tributárias indedutíveis	(39)	(108)	(525)	(1.457)
Amortização de ágio	-	(572)	-	(286)
Equivalência patrimonial	(600)	(1.666)	323	897
Reversão de contingências tributárias indedutíveis	266	740	8.330	23.139
Outras despesas indedutíveis	(38)	(150)	(100)	(281)
Resultados não tributáveis				
Recuperação de imposto de renda sobre o lucro líquido - ILL	1.039	2.885	-	-
Remuneração das Imobilizações em Curso – RIC	-	9.196	-	-
Reversão dos juros sobre o capital próprio	9.552	26.535	-	-
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	-	-	239
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	24
Outros	26	261	-	-
Ajuste de alíquota da CSLL diferida	**316**	**-**	**(718)**	**-**
	(62.437)	**(165.950)**	**(10.888)**	**(28.510)**
Composição dos tributos no resultado:				
Corrente	(42.306)	(129.642)	(7.502)	(20.631)
Diferido	(20.131)	(36.308)	(3.386)	(7.879)
	(62.437)	**(165.950)**	**(10.888)**	**(28.510)**

(in thousands of reals)

7 - Tax Reconciliation - Income

Holding Company	2001		2000	
	Social contribution	Income tax	Social contribution	Income tax
Income before tax	816,441	816,441	206,313	206,313
Employees' participation	(5,780)	(5,780)	(4,114)	(4,114)
	810,661	**810,661**	**202,199**	**202,199**
Social contribution – 9%	(72,959)	-	(18,198)	-
Income tax – 25%	-	(202,665)	-	(50,550)
Social contribution and income tax on:				
Non-deductible expenses				
Management team 13th salary	-	(430)	-	(235)
Charges on non-deductible tax contingencies	(39)	(108)	(525)	(1,457)
Goodwill amortization	-	(572)	-	(286)
Equity result	(600)	(1,666)	323	897
Reversal of non-deductible tax contingencies	266	740	8,330	23,139
Other non-deductible expenses	(38)	(150)	(100)	(281)
Non taxable results				
Recovery of income tax on net profit - ILL	1,039	2,885	-	-
Expenses of interest in construction-in-progress	-	9,196	-	-
Reversal of interest on capital	9,552	26,535	-	-
Use of tax incentive – Workers' Meal Program - PAT	-	-	-	239
Additional corporate income tax on monthly income in excess of R$20 per month	-	24	-	24
Others	26	261	-	-
Adjustment of CSLL deferred rate	**316**	-	**(718)**	-
	(62,437)	**(165,950)**	**(10,888)**	**(28,510)**
Breakdown of taxes in the result:				
Current	(42,306)	(129,642)	(7,502)	(20,631)
Deferred	(20,131)	(36,308)	(3,386)	(7,879)
	(62,437)	**(165,950)**	**(10,888)**	**(28,510)**

(em milhares de reais)

	Consolidado			
	2001		2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	813.345	813.345	208.169	208.169
Participação de empregados	(5.780)	(5.780)	(4.114)	(4.114)
	807.565	**807.565**	**204.055**	**204.055**
Contribuição social – 9%	(72.681)	-	(18.365)	-
Imposto de renda – 25%	-	(201.891)	-	(51.014)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(466)	-	(243)
Encargos sobre contingências tributárias indedutíveis	(39)	(108)	(525)	(1.457)
Amortização de ágio	-	(572)	-	(286)
Equivalência patrimonial	(50)	(139)	-	-
Reversão de contingências tributárias indedutíveis	266	740	8.330	23.139
Outras despesas indedutíveis	(38)	(147)	(101)	(283)
Resultados não tributáveis				
Recuperação de imposto de renda sobre o lucro líquido - ILL	1.039	2.885	-	-
Remuneração das Imobilizações em Curso – RIC	-	9.196	-	-
Reversão dos juros sobre o capital próprio	9.552	26.535	-	-
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	-	-	239
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	30
Outros	26	261	-	-
Ajuste de alíquota da CSLL diferida	**316**	**-**	**(718)**	**-**
	(61.609)	**(163.682)**	**(11.379)**	**(29.875)**
Composição dos tributos no resultado:				
Corrente	(42.253)	(129.494)	(7.752)	(21.328)
Diferido	(19.356)	(34.188)	(3.627)	(8.547)
	(61.609)	**(163.682)**	**(11.379)**	**(29.875)**

notes to the financial statements

for the years ended december 31, 2001 and 2000
(in thousands of reais)

	Consolidated			
	2001		2000	
	Social contribution	Income tax	Social contribution	Income tax
Income before tax	813,345	813,345	208,169	208,169
Employees' participation	(5,780)	(5,780)	(4,114)	(4,114)
	807,565	**807,565**	**204,055**	**204,055**
Social contribution – 9%	(72,681)	-	(18,365)	-
Income tax – 25%	-	(201,891)	-	(51,014)
Social contribution and income tax on:				
Non-deductible expenses				
Management team 13th salary	-	(466)	-	(243)
Charges on non-deductible tax contingencies	(39)	(108)	(525)	(1,457)
Goodwill amortization	-	(572)	-	(286)
Equity result	(50)	(139)	-	-
Reversal of non-deductible tax contingencies	266	740	8,330	23,139
Other non-deductible expenses	(38)	(147)	(101)	(283)
Non taxable results				
Recovery of income tax –ILL	1,039	2,885	-	-
Expenses of interest in construction-in-progress	-	9,196	-	-
Reversal of interest on capital	9,552	26,535	-	-
Use of tax incentive – Workers' Meal Program - PAT	-	-	-	239
Additional corporate income tax on monthly income in excess of R$20 per month	-	24	-	30
Others	26	261	-	-
Adjustment of CSLL deferred rate	**316**	-	**(718)**	-
	(61,609)	**(163,682)**	**(11,379)**	**(29,875)**
Break down of taxes in the result				
Current	(42,253)	(129,494)	(7,752)	(21,328)
Deferred	(19,356)	(34,188)	(3,627)	(8,547)
	(61,609)	**(163,682)**	**(11,379)**	**(29,875)**

(em milhares de reais)

Nota 8 – Investimentos

a) Composição

	Controladora		Consolidado	
	2001	2000	2001	2000
Participações societárias permanentes avaliadas pela equivalência patrimonial				
Companhia Energética Meridional – CEM				
Equivalência patrimonial	166.010	127.923	-	-
Ágio	32.619	24.205	32.619	24.205
Adiantamento para aumento de capital	815	-	-	-
	199.444	**152.128**	**32.619**	**24.205**
Alpha Participações Ltda.				
Equivalência patrimonial	-	151.602	-	-
Ágio	-	-	-	50.718
	-	**151.602**	**-**	**50.718**
Itá Energética S.A. – ITASA				
Equivalência patrimonial	253.979	107.907	-	-
Ágio	19.452	21.741	19.452	21.741
	273.431	**129.648**	**19.452**	**21.741**
Delta Participações S. A.				
Equivalência patrimonial	1	-	1	-
	472.876	**433.378**	**52.072**	**96.664**
Participações societárias permanentes avaliadas pelo custo de aquisição				
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE				
Quota de participação	3	3	3	3
	472.879	**433.381**	**52.075**	**96.667**
Bens e direitos de uso futuro e destinados à alienação	**1.806**	**1.818**	**1.806**	**1.818**
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	11.958	20.373	11.958	20.373
Outros	106	74	106	74
	12.064	**20.447**	**12.064**	**20.447**
	486.749	**455.646**	**65.945**	**118.932**

(in thousands of reals)

8 - Investments

a) Composition

	Holding Company		Consolidated	
	2001	2000	2001	2000
Permanent corporate participation valued on an equity basis				
Companhia Energética Meridional – CEM				
Equity basis	166,010	127,923	-	-
Goodwill	32,619	24,205	32,619	24,205
Advance for capital increase	815	-	-	-
	199,444	**152,128**	**32,619**	**24,205**
Alpha Participações Ltda.				
Equity basis	-	151,602	-	-
Goodwill	-	-	-	50,718
	-	**151,602**	**-**	**50,718**
Itá Energética S.A. – ITASA				
Equity basis	253,979	107,907	-	-
Goodwill	19,452	21,741	19,452	21,741
	273,431	**129,648**	**19,452**	**21,741**
Delta Participações S.A.				
Equity basis	1	-	1	-
	472,876	**433,378**	**52,072**	**96,664**
Permanent corporate participation valued at acquisition cost				
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE				
Participation quota	3	3	3	3
	472,879	**433,381**	**52,075.**	**96,667**
Goods and rights for future use and destined for sale	**1,806**	**1,818**	**1,806**	**1,818**
Other investments				
Subscription bonus on Companhia Energética Meridional – CEM shares	11,958	20,373	11,958	20,373
Other	106	74	106	74
	12,064	**20,447**	**12,064**	**20,447**
	486,749	**455,646**	**65,945**	**118,932**

(em milhares de reais)

b) Participações societárias permanentes

b.1 – Companhia Energética Meridional – CEM (Controlada)
A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.
As obras tiveram início em 31 de maio de 1999 e previa o início de operação para o segundo semestre de 2002. Contudo, face à otimização do cronograma, associado à tecnologia e engenharia aplicadas ao projeto, o início da operação da UHE Cana Brava dar-se-á em maio de 2002.
A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.
O custo total estimado da usina é de R$ 723.675, a preços de dezembro de 2001, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.
As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2001			2000
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	59.343.335	106.666.665	166.010.000	128.010.000
Quantidade de ações de propriedade da Tractebel Energia	59.343.331	106.666.665	166.009.996	128.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	59.343	106.667	166.010	128.010
Capital social integralizado	59.343	106.667	166.010	127.923
Patrimônio líquido	-	-	166.010	127.923
Investimento:				
Equivalência patrimonial	-	-	166.010	127.923
Ágio	-	-	32.619	24.205

Em 31.12.2001 remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 815, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.
O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.
A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..
A avaliação levou em consideração a relação debt/equity de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

b.2 – Alpha Participações Ltda. (Controlada extinta)
A controlada foi constituída em 16 de outubro de 2000 com o propósito de adquirir, em conjunto com a Cener S/A e Itambé Participações S/A (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), a totalidade das ações preferenciais que a ELETROBRÁS possuía na Itá Energética S/A – ITASA.
A operação de aquisição das ações foi realizada em 1º de dezembro de 2000, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.
Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já haviam cumprido a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

(in thousands of reais)

b) Permanent Corporate Participation

b.1 - Companhia Energética Meridional - CEM

CEM is building the Cana Brava Hydroelectric Power Plant, located on Rio Tocantins, north of the State of Goiás, with an assured installed capacity of 450 MW and 273.4 MW average of energy. The contract for the construction and exploration of the power plant is for 35 years as from 27.8.1998.

The construction started on May 31, 1999 with the start of operations expected during the second semester of 2002. However due to the construction progressing faster than expected, due to technological and engineering expertise applied to the project, the start of operations of UHE Cana Brava will be in May 2002.

The energy to be produced by Cana Brava is not related to the initial sale contracts and, therefore, can be freely traded.

The estimated power plant cost is R$723,675, at December 31, 2001 prices, of which 70% is being financed by the BNDES and by Interamerican Development Bank – BID and 30% with shareholders' equity, via capital increases.

Below is the information regarding participation in the subsidiary:

	2001			2000
	Shares			
	Common	Preferred	Total	Total
Number of capital shares	59,343,335	106,666,665	166,010,000	128,010,000
Number of shares owned	59,343,331	106,666,665	166,009,996	128,009,996
Participation	99.99	100.00	99.99	99.99
Subscribed share capital	59,343	106,667	166,010	128,010
Paid in share capital	59,343	106,667	166,010	127,923
Shareholders' equity - R$	-	-	166,010	127,923
Investment - R$:				
Equity result	-	-	166,010	127,923
Goodwill	-	-	32,619	24,205

As of December 31, 2001 a balance of R$815 of advance for capital increase by the Company to CEM is pending capitalisation; such amount will be capitalised shortly. Even though this amount is registered in the controlled company such amount is not included in the above information in order to permit better understanding as to the participation in CEM.

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years, as from the date the power plant starts operating.

The calculation of the goodwill was based on cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment, projected for 35 years, which is the power plant concession term, adjusted to reflect present value using a 14% discount rate.

The valuation took into consideration the relationship between debt/equity of 70/30 for the construction of the power plant. Part of the goodwill is associated with the subscription bonus acquired in the transaction and will be used for capital contribution during the pre-operating phase of the investment.

b.2 - Alpha Participações Ltda. (incorporated during 2001)

The Subsidiary was constituted on October 16, 2000 in order to acquire jointly with Cener S/A e Itambé Participações S/A (subsidiaries of CSN and Companhia de Cimento Itambé, respectively), the preferred shares of Itá Energética S/A – ITASA that ELETROBRAS owned.

The purchase of shares occurred on December 1, 2000, based on the percentage of common shares held by each of the holding companies who acquired the ITASA capital. As a result Alpha acquired 48,750,000 preferred class A shares and 48,750,000 Preferred class B shares, equivalent to 48.75% of each class of shares

At ITASA's Extraordinary Shareholders' meeting realized on June, 30, 2001 it was decided that ITASA should incorporate Alfa, Cener and Itambé Participações. Since the reasons for the issue of preference shares by ITASA had already been fulfilled (obtaining funds for the construction of the UHE) it was decided that there was no further reason for maintaining preference shares in the capital structure of ITASA.

(em milhares de reais)

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da Companhia na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total, conforme demonstrado no item b.3, a seguir.

b.3 – Itá Energética S.A. – ITASA (controlada em conjunto)

A ITASA não possui controlador específico. A Companhia detém 48,75% de seu capital social, a Companhia Siderúrgica Nacional – CSN detém, igualmente, 48,75% e a Companhia de Cimento Itambé detém 2,50%.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2001	2000		
	Ações	Ações		
	Ordinárias	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	520.219.172	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	104.288.067	-	104.288.067
Participação %	48,750	48,750	-	25,19
Capital social	416.062	-	-	413.924
Patrimônio líquido	520.982	-	-	428.289
Resultado do período	(12.533)	-	-	9.801
Investimento:				
Equivalência patrimonial	253.979	-	-	107.907
Ágio	19.452	-	-	21.741
Resultado de equivalência patrimonial	(6.666)	-	-	1.883

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos. A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de debt/equity de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 2.289 (R$ 1.144 em 2000).

Os principais grupos do ativo, passivo e resultado da controlada em conjunto, em 31.12.2001, estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

ATIVO	2001	2000
Circulante	66.018	58.110
Realizável a longo prazo	8.928	128
Permanente	1.221.987	1.125.959
	1.296.933	**1.184.197**
PASSIVO	**2001**	**2000**
Circulante	109.257	755.908
Exigível a longo prazo	666.694	-
Patrimônio líquido	520.982	428.289
	1.296.933	**1.184.197**

RESULTADO	2001	2000
Receitas operacionais brutas	191.739	82.846
Deduções	(7.010)	(3.024)
Receitas operacionais líquidas	**184.729**	**79.822**
Despesas operacionais	(84.677)	(31.094)
Resultado do serviço	**100.052**	**48.728**
Despesas financeiras líquidas de receitas	(118.935)	(34.022)
(Prejuízo) lucro operacional	**(18.883)**	**14.706**
Resultado não operacional	-	172
(Prejuízo) lucro antes dos tributos	**(18.883)**	**14.878**
Imposto de renda e contribuição social	6.350	(5.077)
(Prejuízo) lucro líquido do exercício	**(12.533)**	**9.801**

(in thousands of reais)

On incorporation, ITASA's preferred shares were cancelled and substituted by 304,157,022 common shares, such shares being attributed to the controllers of the incorporated companies based on the same ratio as their participation in the common stock without modifying the value of the capital stock. The investment of the Company in Alpha was therefore replaced by direct investment in ITASA, modifying the participation from 25.195% to 48.750%, as demonstrated in the item b.3, to follow.

b.3 - Itá Energética S.A. – ITASA (joint control)

ITASA does not have a specific holding company, the Company has 48.75% of its voting capital. Companhia Siderúrgica Nacional-CSN also holds 48.75%, and Companhia de Cimento Itambé holds the remaining 2.50%.

ITASA has as its objective the joint implementation of the Itá hydroelectric power plant construction and operation through a joint venture, by means of a concession granted by the federal government through the National Electric Energy Agency – ANEEL. The undertaking is located on the Uruguay river, on the border between the Santa Catarina and Rio Grande do Sul States, between the municipalities of Itá (SC) and Aratiba (RS) and will have an installed capacity of 1,450 MW, derived from 5 generators of 290 MW. It was completed on March 8, 2001.

Under the terms of the joint venture contract, ITASA will be entitled to 60.5% of 668 MW (average), equivalent to the Itá UHE assured energy.

We present below information in respect of the participation in the related company:

	2001	2000		
	Shares	Shares		
	Common	Common	Preferred	Total
Number of capital shares	520,219,172	213,924,253	200,000,000	413,924,253
Number of shares owned by Tractebel Energia	253,606,840	104,288,067	-	104,288,067
Participation %	48.750	48.750	-	25.19
Subscribed share capital	416,062	-	-	413,924
Shareholders' equity	520,982	-	-	428,289
Income for the period from July 1 to Dec.31,.2000	(12,533)	-	-	9,801
Investment:				
Equity result	253,979	-	-	107,907
Goodwill	19,452	-	-	21,741
Income on an equity basis	(6,666)	-	-	1,883

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of 10 years, as from the date the power plant starts operating.

The calculation of the goodwill was based on the cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment projected for the period of the concession, allowing for one renewal of the concession at the end of its term in accordance with the respective Concession Contract.

The valuation considered the debt/equity relationship of 50/50 for the implementation of the Itá project, using the discount rates of 11.0% for third party capital and 11.5% for shareholders' equity.

The amortized goodwill for the year was R$2,289 (R$1,144 in 2000).

The main affiliated company assets, liabilities and results classifications as of December 31, 2001 are stated below and the consolidation was proportional to the direct and indirect investments made by the Company in the affiliate share capital:

ASSETS	2001	2000
Current	66,018	58,110
Long-term	8,928	128
Permanent	1,221,987	1,125,959
	1,296,933	**1,184,197**

LIABILITIES	2001	2000
Current	109,257	755,908
Long-term	666,694	-
Shareholder's Equity	520,982	428,289
	1,296,933	**1,184,197**

INCOME	2001	2000
Gross operating income	191,739	82,846
Deductions	(7,010)	(3,024)
Net operating income	**184,729**	**79,822**
Operating expenses	(84,677)	(31,094)
Service result	**100,052**	**48,728**
Net income financial expenses	(118,935)	(34,022)
Operating (Loss) revenue	**(18,883)**	**14,706**
Non operating results	-	172
(Loss)Income before tax	**(18,883)**	**14,878**
Income tax and social contribution	6,350	(5,077)
Net (Loss) income for the year	**(12,533)**	**9,801**

(em milhares de reais)

c) Outros investimentos

A Companhia possui 54 bônus de subscrição em ações da CEM, no valor de R$ 11.958. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

Nota 9 – Ativo Imobilizado

a) Composição

	Controladora				Consolidado	
	2001		2000		2001	2000
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Imobilizações em Serviço Geração Hidráulica						
UHE Salto Santiago	2,5	635.796	2,5	640.982	635.796	640.982
UHE Salto Osório	2,6	287.321	2,6	287.321	287.321	287.321
UHE Passo Fundo	2,5	113.347	2,5	114.690	113.347	114.690
UHE Itá (participação em consórcio)	2,3	1.233.352	2,2	1.184.074	1.774.153	1.653.037
		2.269.816		**2.227.067**	**2.810.617**	**2.696.030**
(-) Depreciação Acumulada		(732.530)		(682.315)	(749.174)	(686.159)
		1.537.286		**1.544.752**	**2.061.443**	**2.009.871**
Geração Térmica						
Complexo Jorge Lacerda	4,6	2.429.284	4,6	2.426.906	2.429.284	2.426.906
UTE Charqueadas	4,8	53.498	4,8	52.368	53.498	52.368
UTE Alegrete	4,8	7.504	4,8	7.490	7.504	7.490
UTE William Arjona	3,6	94.544	3,6	53.075	94.544	53.075
		2.584.830		**2.539.839**	**2.584.830**	**2.539.839**
(-) Depreciação Acumulada		(885.089)		(786.043)	(885.089)	(786.043)
		1.699.741		**1.753.796**	**1.699.741**	**1.753.796**
Sistema de Comunicação	6,1	1.624	6,1	1.624	1.624	1.624
(-) Depreciação Acumulada		(641)		(601)	(641)	(601)
		983		**1.023**	**983**	**1.023**
Equipamentos Gerais e Outros	10,0	18.843	10,0	17.558	19.098	17.624
(-) Depreciação Acumulada		(6.696)		(7.891)	(6.813)	(7.907)
		12.147		**9.667**	**12.285**	**9.717**
		3.250.157		**3.309.238**	**3.774.452**	**3.774.407**
Imobilizações em Curso Geração Hidráulica						
UHE Itá		1.575		41.983	3.494	103.905
UHE Machadinho		165.146		146.818	165.146	146.818
UHE Cana Brava		-		-	692.539	372.126
UHE P. Fundo (obra de adição)		7.609		982	7.609	982
UHE S. Santiago (obra de adição)		5.699		3.086	5.699	3.086
Outros		2.747		1.218	2.747	1.218
		182.776		**194.087**	**877.234**	**628.135**
Geração Térmica						
UTE Jacuí		77.265		71.127	77.265	71.127
UTE William Arjona		17.729		434	17.729	434
UTE J. Lacerda (obra de adição)		6.453		3.850	6.453	3.850
UTE Charqueadas (obra de adição)		1.090		1.628	1.090	1.628
Outros		3.338		762	3.338	762
		105.875		**77.801**	**105.875**	**77.801**
Equipamentos Gerais e Outros		**1.166**		**1.995**	**1.166**	**1.995**
		289.817		**273.883**	**984.275**	**707.931**
Imobilizações líquidas		**3.539.974**		**3.583.121**	**4.758.727**	**4.482.338**
Obrigações especiais		**(56.514)**		**-**	**(56.514)**	**-**
		3.483.460		**3.583.121**	**4.702.213**	**4.482.338**

(in thousands of reais)

c) Other investments

The Company has 54 subscription bonus bonds in CEM shares, in the amount of R$11,958. This value, which corresponds to the goodwill paid on the acquisition of these bonus bonds, with the economic basis of future income, will be transferred to "investments in subsidiary" as and when it is used to subscribe to capital.

9 - Property, Plant and Equipment

c) Composition

	Holding company				Consolidated	
	2001		2000		2001	2000
Assets in use	Average Depreciation rate	Inflation adjusted cost	Average Depreciation rate	Inflation adjusted cost	Inflation adjusted cost	Inflation adjusted cost
Hydraulic generation						
UHE Salto Santiago	2.5	635,796	2.5	640,982	635,796	640,982
UHE Salto Osório	2.6	287,321	2.6	287,321	287,321	287,321
UHE Passo Fundo	2.5	113,347	2.5	114,690	113,347	114,690
UHE Itá (Participation in the consortium)	2.3	1,233,352	2.2	1,184,074	1,774,153	1,653,037
		2,269,816		**2,227,067**	**2,810,617**	**2,696,030**
(-) Accumulated depreciation		(732,530)		(682,315)	(749,174)	(686,159)
		1,537,286		**1,544,752**	**2,061,443**	**2,009,871**
Thermal generation						
Complexo Jorge Lacerda	4.6	2,429,284	4.6	2,426,906	2,429,284	2,426,906
UTE Charqueadas	4.8	53,498	4.8	52,368	53,498	52,368
UTE Alegrete	4.8	7,504	4.8	7,490	7,504	7,490
UTE William Arjona	3.6	94,544	3.6	53,075	94,544	53,075
		2,584,830		**2,539,839**	**2,584,830**	**2,539,839**
(-) Accumulated depreciation		(885,089)		(786,043)	(885,089)	(786,043)
		1,699,741		**1,753,796**	**1,699,741**	**1,753,796**
Communication systems	6.1	1,624	6.1	1,624	1,624	1,624
(-) Accumulated depreciation		(641)		(601)	(641)	(601)
		983		**1,023**	**983**	**1,023**
Equipment and others	10.0	18,843	10.0	17,558	19,098	17,624
(-) Accumulated depreciation		(6,696)		(7,891)	(6,813)	(7,907)
		12,147		**9,667**	**12,285**	**9,717**
Construction in progress		**3,250,157**		**3,309,238**	**3,774,452**	**3,774,407**
Hydraulic generation						
UHE Itá		1,575		41,983	3,494	103,905
UHE Machadinho		165,146		146,818	165,146	146,818
UHE Cana Brava		-		-	692,539	372,126
UHE P. Fundo (additional construction)		7,609		982	7,609	982
UHE S. Santiago (additional construction)		5,699		3,086	5,699	3,086
Other		2,747		1,218	2,747	1,218
		182,776		**194,087**	**877,234**	**628,135**
Thermal Generation						
UTE Jacuí		77,265		71,127	77,265	71,127
UTE William Arjona		17,729		434	17,729	434
UTE J. Lacerda (additional construction)		6,453		3,850	6,453	3,850
UTE Charqueadas (additional construction)		1,090		1,628	1,090	1,628
Other		3,338		762	3,338	762
		105,875		**77,801**	**105,875**	**77,801**
General equipment and other		**1,166**		**1,995**	**1,166**	**1,995**
		289,817		**273,883**	**984,275**	**707,931**
Net fixed Assets		**3,539,974**		**3,583,121**	**4,758,727**	**4,482,338**
Special obligations		**(56,514)**		**-**	**(56,514)**	**-**
		3,483,460		**3,583,121**	**4,702,213**	**4,482,338**

(em milhares de reais)

Os custos da UHE Cana Brava contemplam o valor de R$ 76.725 (R$ 62.784 em 2000) referente à concessão para exploração do potencial de energia hidráulica, outorgada pela União à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 15).

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.12.2001, é a seguinte:

Doações e subvenções destinadas a investimentos	47.887
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.514

Até o exercício de 2000 estas obrigações eram classificadas no passivo exigível a longo prazo.

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I - Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. – ITASA (Ver Nota 8-b).
A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A ANEEL já definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí e autorizou a implantação do projeto, estabelecendo como marco de cronograma, a data de 31.05.2002 para o início das obras. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM emitiu, em 20 de dezembro de 2001, a Licença de Instalação. Paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de EPC *(Engineering Procurement and Construction)*, suprimento de combustíveis e montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

(in thousands of reais)

UHE Cana Brava costs include the amount of R$76,725 (R$62,784 in 2000) regarding the cost of the concession to operate the hydraulic energy potential, granted by the Federal Government to Companhia Energética Meridional – CEM. The value owed by CEM will be paid to the Federal Government, through the Electric Energy national Agency – ANEEL and is adjusted to present value using a 10% a.a. discount rate, as determined by the Bidding Notice No. 04/97-DMAEE (See Note 15)

b) Special Obligations

Refer to obligations related to the Public Utilities of electric energy and show the amounts invested in the undertakings under concession using Federal government funds and donations not subordinated to any return to the donor. The settlement of such obligations will be at maturity of the respective concessions, as determined by the granting authority. The composition of these obligations as at December 31, 2001 is as follows:

Donations and subsidies destined to investments	47,887
Reversal and Amortization	2,230
Federal Government Participation	3,758
Other	2,639
	56,514

Until fiscal year 2000 these obligations were classified as long term liabilities.

c) Concessions and authorizations granted by the regulating authorities.

	Installed capacity - MW	Date of the concession	Maturity
I - Concessions			
UHE Salto Santiago	1,420	28.09.1998	28.09.2028
UHE Salto Osório	1,078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1,450	28.12.1995	16.10.2030
UHE Machadinho	1,140	15.07.1997	15.07.2032
II - Authorizations			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

The concession granted in respect of UHE Itá is divided with Itá Energia S.A. - ITASA. (See Note 8-b)
The UHE Cana Brava concession granted to Companhia Energética Meridional – CEM, is valid for 35 years, as from August 27,1998.

d) Jacuí Thermo-electric Power Plant

In compliance with the Privatization Regulations, on March 12, 1999, the Company communicated to ANEEL its intention to complete the Jacuí Thermo-Electric Plant, having received as a formal reply, the information that ANEEL considered such communication as adequate compliance by the Company of the requirements included in the privatization regulations. The National Electric Energy Agency – ANEEL, regulating agency for the Brazilian electric sector, defined the aspects for the trading of energy to be generated by the UTE Jacuí and authorised the project, establishing May 31, 2002 as the target date for the start of the construction. The environmental control agency of the State of Rio Grande do Sul, FEPAM, issued on December 20, 2001 the installation license. At the same time other definitions, such as final negotiations for the contracting of the plant (EPC), supply of fuel and the financial structure of the project, which includes the participation of BNDES, shows that the Company is working hard to viabilise the project.

(em milhares de reais)

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com as Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11.07.1996:

	Controladora		Consolidado	
	2001	2000	2001	2000
Encargos financeiros				
Apropriados no resultado	135.257	125.769	171.967	136.515
Transferidos para as imobilizações em curso	(1.577)	(16.204)	(1.981)	(19.889)
	133.680	**109.565**	**169.986**	**116.626**
Efeitos inflacionários				
Apropriados no resultado	138.248	51.759	157.913	56.642
Transferidos para as imobilizações em curso	(6.104)	(147)	(6.377)	(1.612)
	132.144	**51.612**	**151.536**	**55.030**

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

(in thousands of reais)

e) Capacity to recover depreciation through future operations

Based on internal future cash flow projections, the Company estimated that the depreciation of certain assets will not be recovered with future operations. The Company has not accrued for the loss on such assets because it expects that, when considering all of the Company's assets, the depreciation will be covered by cash flows.

f) Appropriation of financial charges and inflationary effects

The financial charges and inflationary effects arising from loans and financing, were recognized as follows, in accordance with No. 36 of the Electric Energy Public Sector Chart of Accounts and Instruction CVM No. 193, of July 11, 1996:

	Holding company		Consolidated	
	2001	2000	2001	2000
Financial charges				
Included in the results of operations	135,257	125,769	171,967	136,515
Transferred to construction-in-progress	(1,577)	(16,204)	(1,981)	(19,889)
	133,680	**109,565**	**169,986**	**116,626**
Inflationary effects				
Included in the results of operations	138,248	51,759	157,913	56,642
Transferred to construction-in-progress	(6,104)	(147)	(6,377)	(1,612)
	132,144	51,612	151,536	55,030

g) Utilization of assets

In accordance with articles 63 and 64 of Decrees Nos. 41.019/57 of February, 26, 1957, the assets and installations utilized in the production, transmission and distribution of electric energy, are linked to these services, and cannot be removed, sold, ceded or given in guarantee of a loan without the previous written authorization of ANEEL. Resolution ANEEL No. 20/99 regulates the sale of assets not required by the concession, when destined for sale, and determines that the product of such sale be deposited into a related bank account to be invested in the concession.

h) Federal Government Assets being used by the Company

The Company owns and operates the Alegrete Thermo-electric power plant, composed of two generating units with a 66 MW total capacity, and a residential villa with 15 houses, located in the Municipality of Alegrete – RS, which are the Federal Government's property assigned on a special usage regime.

(em milhares de reais)

Nota 10 – Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2001			2000		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	42.134	550.288	592.422	35.251	500.160	535.411
Instituições financeiras	6.348	146.632	152.980	39.044	388	39.432
Outros	-	-	-	97.493	103.723	201.216
	48.482	**696.920**	**745.402**	**171.788**	**604.271**	**776.059**
Moeda Nacional						
ELETROBRÁS	56.998	428.733	485.731	40.319	471.323	511.642
Instituições financeiras	20	20.000	20.020	-	-	-
Fornecedores	6.705	220	6.925	21.639	1.456	23.095
Fundação ELOS	-	-	-	6.930	67.116	74.046
	63.723	**448.953**	**512.676**	**68.888**	**539.895**	**608.783**
	112.205	**1.145.873**	**1.258.078**	**240.676**	**1.144.166**	**1.384.842**

	Consolidado					
	2001			2000		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	42.134	550.288	592.422	35.251	500.160	535.411
Instituições financeiras	8.606	391.039	399.645	39.044	388	39.432
Outros	-	-	-	97.493	103.723	201.216
	50.740	**941.327**	**992.067**	**171.788**	**604.271**	**776.059**
Moeda Nacional						
ELETROBRÁS	56.998	428.733	485.731	40.319	471.323	511.642
Instituições financeiras	25.595	362.410	388.005	351.037	86.212	437.249
Fornecedores	6.705	220	6.925	21.639	1.456	23.095
Fundação ELOS	-	-	-	6.930	67.116	74.046
	89.298	**791.363**	**880.661**	**419.925**	**626.107**	**1.046.032**
	140.038	**1.732.690**	**1.872.728**	**591.713**	**1.230.378**	**1.822.091**

Dívidas com a Fundação ELOS

As dívidas existentes em 31.12.2001 com a Fundação ELOS, por se tratarem de passivos atuariais, foram reclassificadas para a rubrica "benefícios pós-emprego" (Ver Nota 16).

(in thousands of reais)

10.Loans And Financing

The principal details regarding loans and financing in both foreign and local currency are:

a) Composition:

	Holding company					
	2001			2000		
	Principal and interest			Principal and interest		
	Current	Long-term	Total	Current	Long-term	Total
Foreign currency						
National Treasury	42,134	550,288	592,422	35,251	500,160	535,411
Financial institutions	6,348	146,632	152,980	39,044	388	39,432
Others	-	-	-	97,493	103,723	201,216
	48,482	**696,920**	**745,402**	**171,788**	**604,271**	**776,059**
Local currency						
ELETROBRÁS	56,998	428,733	485,731	40,319	471,323	511,642
Financial institutions	20	20,000	20,020	-	-	-
Suppliers	6,705	220	6,925	21,639	1,456	23,095
Elos Foundation	-	-	-	6,930	67,116	74,046
	63,723	**448,953**	**512,676**	**68,888**	**539,895**	**608,783**
Total	**112,205**	**1,145,873**	**1,258,078**	**240,676**	**1,144,166**	**1,384,842**

	Consolidated					
	2001			2000		
	Principal and interest			Principal and interest		
	Current	Long-term	Total	Current	Long-term	Total
Foreign currency						
National Treasury	42,134	550,288	592,422	35,251	500,160	535,411
Financial institutions	8,606	391,039	399,645	39,044	388	39,432
Other	-	-	-	97,493	103,723	201,216
	50,740	**941,327**	**992,067**	**171,788**	**604,271**	**776,059**
Local currency						
ELETROBRÁS	56,998	428,733	485,731	40,319	471,323	511,642
Financial institutions	25,595	362,410	388,005	351,037	86,212	437,249
Suppliers	6,705	220	6,925	21,639	1,456	23,095
Elos Foundation	-	-	-	6,930	67,116	74,046
	89,298	**791,363**	**880,661**	**419,925**	**626,107**	**1,046,032**
Total	**140,038**	**1,732,690**	**1,872,728**	**591,713**	**1,230,378**	**1,822,091**

Amount due to ELOS Foundation

Since existing amounts due as of December 31, 2001 to ELOS Foundation are actuarial liabilities, such amounts were reclassified to "post employment benefits" (See Note 16).

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	Controladora					
	2001			2000		
Moeda	$	R$ mil	%	$	R$ mil	%
Dólar Americano – USD	213.619	495.682	66,50	226.371	442.647	57,04
Marco Alemão – DEM	-	-	-	90.652	85.364	11,00
Libra Esterlina – GBP	24.395	82.302	11,04	27.741	81.132	10,45
Euro – EUR	81.128	167.418	22,46	90.630	166.916	21,51
		745.402	**100,00**		**776.059**	**100,00**

	Consolidado					
	2001			2000		
Moeda	$	R$ mil	%	$	R$ mil	%
Dólar Americano – USD	319.922	742.347	74,83	226.371	442.647	57,04
Marco Alemão – DEM	-	-	-	90.652	85.364	11,00
Libra Esterlina – GBP	24.395	82.302	8,30	27.741	81.132	10,45
Euro – EUR	81.128	167.418	16,87	90.630	166.916	21,51
		992.067	**100,00**		**776.059**	**100,00**

Em 31.12.2001 o saldo da dívida em Marco Alemão com a Secretaria do Tesouro Nacional, decorrente de obrigações com o Clube de Paris, equivalente a R$ 84.113, foi convertido em Euro. A taxa de conversão usada foi 1 EUR = 1,95583 DEM.

Variação das moedas estrangeiras:

	%	
Moeda	2001	2000
Dólar Americano – USD	18,67	9,30
Marco Alemão – DEM	12,05	1,93
Libra Esterlina – GBP	15,36	1,07
Euro – EUR	12,05	1,93

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	Controladora		Consolidado	
	2001	2000	2001	2000
2002	-	89.948	-	89.948
2003	107.126	99.707	152.471	103.391
2004	142.505	126.617	190.147	135.459
2005	152.810	136.444	204.940	145.286
2006	160.212	144.130	219.252	152.972
2007	205.263	186.081	263.903	194.923
Após 2007 até 2024	377.957	361.239	701.977	408.399
	1.145.873	**1.144.166**	**1.732.690**	**1.230.378**

b) The total amount owed in the respective foreign currencies, including financial charges, is as follows:

Holding company						
	2001			2000		
Currency	$	R$ 000	%	$	R$ 000	%
US$	213,619	495,682	66.50	226,371	442,647	57.04
DM	-	-	-	90,652	85,364	11.00
£	24,395	82,302	11.04	27,741	81,132	10.45
EUR	81,128	167,418	22.46	90,630	166,916	21.51
		745,402	**100.00**		**776,059**	**100.00**

Consolidated						
	2001			2000		
Currency	$	R$ 000	%	$	R$ 000	%
US$	319,922	742,347	74.83	226,371	442,647	57.04
DM	-	-	-	90,652	85,364	11.00
£	24,395	82,302	8.30	27,741	81,132	10.45
EUR	81,128	167,418	16.87	90,630	166,916	21.51
		992,067	**100.00**		**776,059**	**100.00**

As of December 31, 2001 the amount due to the National Treasury Department in German Marks, resulting from obligations to the Paris Club, equivalent to R$84,113 was converted into Euros. The exchange rate was EUR1 = 1.95583 DEM.
Variation of foreign currencies:

	%	
Currency	2001	2000
US$	18.67	9.30
DM	12.05	1.93
£	15.36	1.07
EUR	12.05	1.93

c) The long-term loans and financing and financial charges mature as follows:

	Holding company		Consolidated	
	2001	2000	2001	2000
2002	-	89,948	-	89,948
2003	107,126	99,707	152,471	103,391
2004	142,505	126,617	190,147	135,459
2005	152,810	136,444	204,940	145,286
2006	160,212	144,130	219,252	152,972
2007	205,263	186,081	263,903	194,923
After 2007 until 2024	377,957	361,239	701,977	408,399
	1,145,873	**1,144,166**	**1,732,690**	**1,230,378**

(em milhares de reais)

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

◦ **Na controladora**

Mercado interno
Taxas fixas de 6,00% a 12,00% a.a. (2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo
Taxas fixas de 3,00% a 12,50% a.a. (2000, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,97% a 12,17% a.a. (2000, de 5,08% a 11,81% a.a.)

◦ **No consolidado**

Mercado interno
Taxas fixas de 6,00% a 12,00% a.a. (2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 9,25% a 14,00% a.a. (2000, 13.75% a.a.)

Mercado externo
Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 2,97% a 12,17% a.a.

Nota 11 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1º de dezembro de 2001 até 1° de dezembro de 2013 e os da 2º série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1º série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

Nota 12 - Tributos e Contribuições Sociais Parcelados

Composição do saldo atual:

	Controladora					
	2001			2000		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	29	**1.107**	**1.568**	41	**1.037**	**2.507**
COFINS						
Parcelamento em 120 meses	29	6.521	9.239	41	6.111	14.770
Parcelamento em 72 meses	34	13.498	24.745	46	12.093	34.263
		20.019	**33.984**		**18.204**	**49.033**
PASEP						
Parcelamento em 72 meses	34	**345**	**633**	46	**310**	**877**
INSS						
Parcelamento em 240 meses	134	885	8.994	146	853	9.528
Parcelamento em 96 meses	33	269	472	45	309	849
		1.154	**9.466**		**1.162**	**10.377**
		22.625	**45.651**		**20.713**	**62.794**

(in thousands of reais)

d) The loans and financing are subject to charges at both fixed and fluctuating rates, as follows:

- ***Holding company***

Internal Market
Fixed rates from 6.00% to 12.00% a. a. (2000 from 6.00% to 12.00% p.a.)
Floating rates: not applicable

External Market
Fixed rates from 3.00% to 12.50% p.a. (2000, from 3.00% to 12.50% p a.)
Floating rates from 2.97% to 12.17% p a. (2000, from 5.08% to 11.81% p.a.)

- ***Consolidated***

Internal Market
Fixed rates from 6.00% to 12.00% a.a. (2000 from 6.00% to 12.00% p.a.)
Floating rates: 9.25% a 14,00% a.a. (2000,13.75% p.a.)

External Market
Fixed rates from 3.00% to 12.50% p.a.
Floating rates from 2.97% to 12.17% p a.

11. Debentures

a) Companhia Energética Meridional - CEM

On May 19, 1999, CEM signed with the National Economic and Social Development Bank-BNDES the Contract No. 98.2.654.3.1 for the Subscription and Payment of Debentures, being 7.773 debentures.
Debentures remuneration is based on TJLP plus 4% p.a., with half-yearly interest payments, as from October 1, 1999 through April 1, 2013.
The amount equivalent to the TJLP portion exceeding 6% p.a. will be capitalized, being added to the debentures nominal value.
The amortization of the debentures nominal value will start on October 1, 2003 with maturity on April 1, 2013, and will be half-yearly, based on an increasing amortization payment, which varies from 3.0625% on the first amortization to 7.5737% on the last installment, with maturity on April 1, 2013.

b) Itá Energética S.A. – ITASA

As of March 7, 2001 the jointly controlled company issued 2 series, each composed of 8,400 non convertible debentures, for public placement, in the amount of R$168,000, such amount being received on March 23, 2001.
Remuneration of the debentures will be based on the IGPM plus 11.20% p.a., with payment of interest on a yearly basis, which, for the first series will be from December 1, 2001 to December 1, 2013 and for those of the second series will be from June 1, 2002 to June 1, 2013.
Remuneration will based on the IGPM plus interest of 9.4% p.a., as from December 2003 for the first series and from June 2, 2004 for the second series.
The amortization of the nominal value of the debentures will be made in yearly installments, as from December 1, 2004 with maturity on December 1, 2013 for the first series and from June 2, 2004 with maturity on June 1, 2013 for the second series.

12. Tax And Social Contribution - Instalments

Composition of current balance:

	Holding Company					
	2001			2000		
	Installments falling due	Current	Long term	Installments falling due	Current	Long term
Corporate income tax						
120 months installments	29	**1,107**	**1,568**	41	**1,037**	**2,507**
COFINS						
120 months installments	29	6,521	9,239	41	6,111	14,770
72 months installments	34	13,498	24,745	46	12,093	34,263
		20,019	**33,984**		**18,204**	**49,033**
PASEP						
72 months installments	34	**345**	**633**	46	**310**	**877**
INSS						
240 months installments	134	885	8,994	146	853	9,528
96 months installments	33	269	472	45	309	849
		1,154	**9,466**		**1,162**	**10,377**
		22,625	**45,651**		**20,713**	**62,794**

(em milhares de reais)

Nota 13 – Obrigações Estimadas

	Controladora			
	2001		2000	
	Circulante	Longo Prazo	Circulante	Longo Prazo
Provisão Fundação ELOS				
Despesas administrativas	-	-	19.520	-
Complementação aposentadoria – SB 40	-	-	26.474	59.702
Contribuição suplementar	-	-	1.780	-
	-	**-**	**47.774**	**59.702**
Provisões trabalhistas	6.291	-	7.215	-
Programa de reestruturação	220	-	1.242	-
Provisão para grandes manutenções	8.123	15.537	6.538	10.438
Provisão bônus gerencial	2.000	-	-	-
Provisão aquisição energia CIEN	10.253	-	-	-
Outras	1.029	-	2.497	-
	27.916	**15.537**	**65.266**	**70.140**

As obrigações estimadas existentes em 31.12.2001, referentes à Fundação ELOS, por se tratarem de passivos atuariais, foram reclassificadas para a rubrica "benefícios pós-emprego" (Ver Nota 16).
O balanço patrimonial consolidado inclui R$ 88 da ITASA, relativos a provisões trabalhistas.
Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

Nota 14 - Provisões Para Contingências

A Companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	2001		2000	
	Valor da provisão	Depósitos judiciais	Valor da provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	18.139	13.031	27.339	12.157
Periculosidade	1.261	928	5.381	3.367
Jornada de advogado	3.605	652	3.631	23
Horas in itinere	1.376	334	2.615	217
Outras	2.663	3.253	6.488	3.530
	27.044	**18.198**	**45.454**	**19.294**
Cíveis				
Fornecedores	18.208	-	24.848	-
Atingidos pela UHE Itá	6.013	-	3.860	-
Danos emergentes e lucros cessantes	3.095	-	2.457	-
Outras	4.941	-	2.368	-
	32.257	**-**	**33.533**	**-**
Fiscais				
Imposto de Renda Pessoa Jurídica	-	-	264	-
Contribuição Social	15.411	1.412	16.726	-
PIS e COFINS	46.994	-	57.370	-
INSS	6.346	2.952	-	-
Outras	-	-	20.689	-
	68.751	**4.364**	**95.049**	**-**
	128.052	**22.562**	**174.036**	**19.294**

Os processos judiciais envolvendo a Companhia que, na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, apresentam riscos possíveis mas não prováveis, estão estimados em R$ 6.064.

(in thousands of reais)

13 - Accrued Liabilities

Holding Company	2001		2000	
	Current	Long-term	Current	Long-term
ELOS Foundation provision				
Administrative expenses	-	-	19,520	-
Retirement supplement - SB 40	-	-	26,474	59,702
Supplementary contribution	-	-	1,780	-
	-	-	**47,774**	**59,702**
Labor provisions	6,291	-	7,215	-
Restructuring program	220	-	1,242	-
Provision for significant maintenance	8,123	15,537	6,538	10,438
Provision for bonus of management	2,000	-	-	-
Provision for the acquisition of energy – CIEN	10,253	-	-	-
Other	1,029	-	2,497	-
	27,916	**15,537**	**65,266**	**70,140**

Existing estimated obligations as of December 31, 2001, related to ELOS Foundation, refer to actuarial liabilities and as such were reclassified to "post-employment benefits" (See Note 16).

There is an amount of R$88, in the consolidated financial statement, related to ITASA labor provisions.

In an attempt to better measure the results of future fiscal years, the Company accrues for significant maintenance programs of the generation plants, in accordance with the executive plan for the maintenance of the operating units.

14 - Provisions For Contingencies

The Company received two notifications from the INSS, which are being administratively challenged and has court suits in several jurisdictions, which the Company's legal counsel consider could probably be at risk. Provisions for these risks were made at amounts considered sufficient to cover the contingencies, as follows:

Holding Company	2001		2000	
	Provision	Judicial deposits	Provision	Judicial deposits
Labor				
Re-admittance	18,139	13,031	27,339	12,157
Employment bond	1,261	928	5,381	3,367
Health risk	3,605	652	3,631	23
Lawyers' working hours	1,376	334	2,615	217
Travelling hours	2,663	3,253	6,488	3,530
	27,044	**18,198**	**45,454**	**19,294**
Civil				
Suppliers	18,208	-	24,848	-
Affected by UHE Itá	6,013	-	3,860	-
Incidental damages and loss of profits	3,095	-	2,457	-
Other	4,941	-	2,368	-
	32,257	-	**33,533**	-
Tax				
Corporate Income tax	-	-	264	-
Social Contribution	15,411	1,412	16,726	-
PIS and COFINS	46,994	-	57,370	-
INSS	6,346	2,952	-	-
Other	-	-	20,689	-
	68,751	**4,364**	**95,049**	-
	128,052	**22,562**	**174,036**	**19,294**

The judicial process against the Company for which the eventual negative outcome is considered, by the lawyers, possible but not probable, amount to R$6,064.

(em milhares de reais)

Nota 15 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1º	-	1	1
2º ao 6º	-	-	-
7º ao 25º	30.08.2004	680	12.920
26º ao 35º	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 76.725, em 31.12.2001 (R$ 62.784, em 31.12.2000).
Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão.

Nota 16 – Benefícios Pós-emprego

A Companhia promoveu a revisão de seus passivos atuariais, visando a adequá-los às regras e procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados. Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar
A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.
A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por velhice;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão;
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.
O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,2% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições em 2001 foi de R$ 5.730 (R$ 4.668 em 2000).
A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia em 2001 foi de R$ 1.279 (R$ 1.613 em 2000).

(in thousands of reais)

15 - Concessions Payable

Companhia Energética Meridional-CEM will pay to the Federal Government, for granting the Concession to operate hydraulic energy potential of the Cana Brava Hydroelectric project, the below listed values, in monthly installments equivalent to 1/12 th of the respective annual payment values, being the restatement of such amounts being based on the General Market Price Index Variation-IGPM:

Year	Beginning of installment	Yearly	Total
1º	-	1	1
2º to 6º			
7º to 25º	30.08.2004	680	12,920
26º to 35º	30.08.2023	61,280	612,800
			625,721

The above payment flow is stipulated in Clause 6 of the Concession Contract. In an attempt to better reflect the granted concession and the obligation towards the Federal Government in assets and liabilities, the Company recorded this value in property, plant and equipment and also in long-term liabilities, at amounts of R$76,725 in 31.12.01 (R$62,784 in 2000).
Considering that the contractual payable values are not subject to interest, CEM adjusted them to current value based on the 10% p.a. discount rate, stipulated in the Bidding Notice No. 04/97, of the aforementioned concession.

16. Post Retirement Benefit

The Company reviewed its actuarial liabilities in order to comply with the rules and procedures established through Resolution CVM No. 371, of December 13, 2000 which approved the IBRACON Statement for benefits granted to employees.
Post retirement benefits granted by the Company are as follows:

a) Supplementary Private Pension Funds

The Company is one of the sponsors of the Fundação Eletrosul de Previdência e Assistência Social -ELOS, a non-profitable legal private entity that has as its main objective to supplement the pension paid to its participants. The relationship between ELOS' sponsors is not one of joint liability, which means that each sponsor is liable for the obligations contracted by the Foundation towards its participants and their dependents.
The Pension Plan managed by ELOS is a defined benefit plan, having adopted the capitalization financial regime for retirement benefits and pensions and the simple allocation for the benefits listed below:

- *Retirement supplement for years of employment;*
- *Supplement for permanent disability;*
- *Supplement to old age retirement benefits;*
- *Retirement supplement for ex-war veterans;*
- *Supplement to pension;*
- *Supplement to confinement allowance;*
- *Funeral allowance.*

The retirement benefit, annually restated by the INPC consists, basically, of the difference between the average of the employee's contribution salary for ELOS during the last 36 months and the pension paid by the INSS.
The actuarial costing method used is the contributions paid by the participants and by the sponsor. The contribution paid by the Company is equivalent to twice the contribution paid by employees. In addition, the Company contributes with 1.2% of payroll (percentage adjusted on a monthly basis because of employees' turnover) for the purpose of amortizing time of employment reserves recognized by the Company, actuarially restated, for a period up to December 2023. In 2001 those contributions amounted to R$5,730 (R$4,668 in 2000).
The Company is liable for the funding of 57% of ELOS overhead, which is limited to 15% of the total pension revenues. The remaining portion, 43%, is funded by another sponsor's pension fund. The amount of the Company's liability for 2001 was R$1,279 (R$1,613 in 2000).

(em milhares de reais)

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

A avaliação atuarial dos passivos da Companhia, efetuada por atuário independente e em observância ao que estabelece a Deliberação CVM nº 371/2000, apresentou um passivo líquido de R$ 270.518. Deste montante, R$ 178.585 já estavam reconhecidos no balanço da Companhia, nas rubricas abaixo, as quais foram reclassificadas para a conta "benefícios pós-emprego":

	Circulante	Longo prazo	Total
Empréstimos, financiamentos e encargos			
Contrato de confissão de dívidas passadas, incluindo despesas administrativas	12.309	84.315	96.624
Obrigações estimadas			
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuição suplementar	28.818	53.143	81.961
	41.127	**137.458**	**178.585**

O passivo líquido remanescente, no valor de R$ 91.933, foi reconhecido diretamente no patrimônio líquido da Companhia como ajuste de exercícios anteriores que, líquido dos efeitos fiscais, resultou em R$ 61.595.

Os ativos e passivos decorrentes de benefícios pós-emprego reconhecidos no balanço patrimonial da Companhia são os seguintes:

Valor presente das obrigações com o plano de previdência complementar	753.388
Valor justo dos ativos do plano	(483.527)
	269.861
Valor presente das gratificações por confidencialidade	657
	270.518
Passivos anteriormente registrados	(178.585)
Passivo líquido reconhecido no balanço	**91.933**

Os valores a serem reconhecidos nos resultados do exercício de 2002 são os seguintes:

	Previdência complementar	Gratificação confidencialidade	Total
Custo do serviço corrente	5.611	44	5.655
Custo dos juros	72.901	62	72.963
Rendimento esperado do ativo do plano	(47.486)	-	(47.486)
Contribuição do empregado	(2.047)	-	(2.047)
	28.979	**106**	**29.085**

As principais premissas atuariais, utilizadas na avaliação dos benefícios pós-emprego na posição de 31 de dezembro de 2001 foram:

Taxa de desconto a valor presente das obrigações atuariais	10 % a.a.
Taxa de retorno esperado dos ativos	10 % a.a.
Crescimento salarial futuro	7% a.a.
Crescimento dos benefícios da Previdência Social	4% a.a.
Tábua de Mortalidade (ativos)	GAM71 (modificada)

(in thousands of reais)

b) Confidentiality Allowance

Consists of the payment, upon retirement, of an amount to the company's officers.

The actuarial valuation of the Company's liabilities, conducted by an independent actuary and in compliance with Resolution CVM No. 371/2000, showed net liabilities in the amount of R$270,519. R$178,585 of this amount had already been recognized in the Company's balance sheet, in the items below, which were reclassified to post retirement benefits:

	Current	Long-term	Total
Loans, financing and charges			
Acknowledgement of past debts, including overheads	12,309	84,315	96,624
Accrued Liabilities			
Coverage of costs related to the conversion of special retirement to retirement for time of employment (SB40) and supplementary contribution	28,818	53,143	81,961
	41,127	**137,458**	**178,585**

The net remaining liabilities, in the amount of R$91,933, were recognized in the Company's shareholders' equity as prior years adjustment which, net of tax effect, amounted to R$61,595.

Assets and liabilities derived from post retirement benefits, recognized in the Company's balance sheet, are as follows:

Actual value of liabilities related to the supplementary pension fund	753,388
Pension fund assets fair market value	(483,527)
	269,861
Confidentiality allowances current value	657
	270,518
Previously accounted for liabilities	(178,585)
Net liabilities recognized in the balance sheet	**91,933**

Amounts to be recognized in results in 2002 are as follows:

	Supplementary Pension	Confidentiality Allowance	Total
Current service cost	5,611	44	5,655
Interest cost	72,901	62	72,963
Pension fund's assets, expected income	(47,486)	-	(47,486)
Employee's contribution	(2,047)	-	(2,047)
	28,979	**106**	**29,085**

The main assumptions used in the valuation of post retirement benefits as of December 31, 2001 were as follows:

Actuarial obligations discount rate at current value	10 % a.a.
Assets expected return rate	10 % a.a.
Future salary increases	7% a.a.
Increase in Social Security pension	4% a.a.
Mortality table (assets)	GAM71 (modified)

(em milhares de reais)

Nota 17 - Obrigações Especiais

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.
A partir deste exercício essas obrigações estão sendo apresentadas como retificadoras do ativo imobilizado, em consonância com o Manual de Contabilidade do Serviço Público de Energia Elétrica (Ver Nota 9-b).

Nota 18 - Patrimônio Líquido

a) Capital social autorizado
A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado
O capital social da Companhia, em 31 de dezembro de 2001, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 188.615.048.399 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2001 é de R$ 4,51 (R$ 4,03 em 31.12.2000).
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.
O quadro societário da Companhia, em 31.12.2001, está assim constituído:

	% do Capital			
Acionistas	ON	PNA	PNB	Total
Tractebel Sul Ltda.	80,42	29,50	63,50	75,52
União	5,14	-	0,89	3,91
Fundo Nacional de Desestatização – FND	0,51	-	-	0,36
Banco Nac. de Desenv. Econ. e Social – BNDESPAR	1,20	-	9,54	3,61
Outros	12,73	70,50	26,07	16,60
	100,00	**100,00**	**100,00**	**100,00**

c) Composição das reservas
A Administração da Companhia, com base em orçamento de capital a ser submetido à Assembléia Geral Ordinária, está propondo a constituição de reserva de retenção de lucros no valor de R$ 342.095, sem prejuízo à distribuição de dividendos.

	Controladora	
	2001	2000
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	8.521
Reserva de retenção de lucros	368.724	53.459
	406.359	**61.980**

Nota 19 – Ajuste de Exercícios Anteriores

Conforme descrito na Nota 16 a Companhia procedeu ao cálculo atuarial e registro dos benefícios pós-emprego, em consonância com a Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados. O referido pronunciamento facultou que os ajustes do passivo atuarial registrados até 31.12.2001 fossem reconhecidos diretamente no patrimônio líquido, como ajuste de exercícios anteriores. O valor contabilizado pela Companhia foi de R$ 91.933 que, líquido de imposto de renda de 25% e de contribuição social sobre o lucro líquido de 8%, resultou em R$ 61.595.

(in thousands of reais)

17 - Special Obligations

In view of their nature, these accounts do not represent actual financial obligations and, therefore, should not be included as liabilities for the determination of economic-financial indicators.
As of this year these obligations are presented as amendments to property, plant and equipment, in compliance with the Accounting Manual for the Electric Energy Civil Service (See Note 9-b).

18. Shareholders' Equity

a) Authorized share capital
The Company is authorized, without further statutory modifications, to increase its share capital to the limit of R$4,500,000.

b) Share Capital
The share capital on December 31, 2001 amounted to R$2,445,766, comprises 652,742,193,511 shares divided between 464,052,075,236 common shares, 75,069,876 class A preference shares and 188,615,048,399 class B preference shares, all of them with no par value. The shareholders' equity per one thousand shares on December 31, 2001 amounted to R$4,51 (R$4,03 on December 31, 2000).
The preference shares do not have voting rights and are not convertible into common shares; however, they have priority in respect of refunds and distribution of dividends, at rates of 8.00% in the case of class "A" and of 6.00% for the class "B", calculated on each type of capital.
The Company's shareholders at December 31, 2001 are as follows:

	Shareholding - %			
Shareholders	Common shares	Preference Class "A"	Preference Class "B"	Total
TRACTEBEL	80.42	29.50	63.50	75.52
Federal government	5.14	-	0.89	3.91
Fundo Nacional de Desestatização - FND	0.51	-	-	0.36
Banco Nac. de Desenv. Econ. e Social - BNDESPAR	1.20	-	9.54	3.61
Others	12.73	70.50	26.07	16.60
	100.00	**100.00**	**100.00**	**100.00**

c) Composition of reserves:
Based on the capital budget to be submitted to the General Shareholders Meeting, Management recorded a reserve for the retention of profits in the amount of R$342,095, without being detrimental to the distribution of dividends.

	Holding Company	
	2001	2000
Capital reserve		
Remuneration of investments in construction work in progress	91,695	91,695
Revenue reserves		
Legal reserve	37,635	8,521
Income reserves	368,724	53,459
	406,359	**61,980**

19. Adjustment To Prior Years

As described in Note 16 the Company performed the actuarial calculation and the accounting of the post retirement benefits in compliance with CVM Resolution No. 371, dated December 13, 2000, which approved the IBRACON statement on the accounting of benefits to employees.
The statement permitted that the adjustments to the actuarial liability, accounted for by December 31, 2001, be directly recognized in shareholders' equity, as an adjustment to prior years. The value accounted for by the Company amounted to R$91,933 which, net of the income tax at the 25% rate and social contribution at the 8% rate, amounted to R$61,595.

(em milhares de reais)

Nota 20 – Dividendos Propostos

Em 14.12.2001 a Administração da Companhia aprovou o crédito de juros sobre o capital próprio em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 80.000, correspondentes a R$ 0,1225598725 por lote de 1.000 ações, independentemente de espécie ou classe. Conforme Aviso aos Acionistas publicado em 17.12.2001, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 02.01.2002. Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos obrigatórios referentes ao exercício de 2001.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do exercício, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social.

Os dividendos mínimos obrigatórios correspondem a 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações, conforme disposto no § 1º do artigo 37 do Estatuto Social da Companhia.

	2001	2000
a) Dividendos mínimos obrigatórios		
Lucro líquido do exercício	582.274	162.801
Constituição da reserva legal (5%)	(29.114)	(8.140)
Base de cálculo	553.160	154.661
Dividendos mínimos obrigatórios (25%)	**138.290**	**38.665**
b) Dividendos / juros sobre o capital próprio propostos		
Juros sobre o capital próprio, líquidos de imposto	68.820	-
Dividendos intercalares	52.838	-
Dividendos intermediários	26.830	-
Saldo dos dividendos propostos	16.632	136.799
Subtotal	165.120	136.799
I.R.R.F. dos juros sobre o capital próprio	11.180	-
Total	**176.300**	**136.799**
Dividendos / juros sobre o capital próprio antes da retenção do imposto de renda, por lote de 1.000 ações **(em R$ 1,00):**		
Preferenciais classe A	0,3450208177	0,3018521038
Preferenciais classe B	0,2700827006	0,2263890900
Ordinárias	0,2700827006	0,2263890900

O Conselho de Administração da Companhia, usando a competência que lhe conferem os §§ 2º e 4º do artigo 37 do Estatuto Social, está declarando dividendos intercalares com base no lucro apurado no primeiro semestre de 2001 e dividendos intermediários com base nas reservas de lucros existentes em 31.12.2000, exceto a reserva legal, conforme abaixo:

a) Lucro apurado no primeiro semestre de 2001 – R$ 55.619;

b) Dividendos declarados – R$ 52.838, correspondentes a R$ 0,1374048569 por lote de 1.000 ações preferenciais classe A, R$ 0,0809408283 por lote de 1.000 ações preferenciais classe B e R$ 0,0809408283 por lote de 1.000 ações ordinárias;

c) Reservas de lucros existentes em 31.12.2000, exceto a reserva legal – R$ 53.459;

d) Dividendos declarados – R$ 26.830, correspondentes a R$ 0,0525068138 por lote de 1.000 ações preferenciais classe A, R$ 0,0411024112 por lote de 1.000 ações preferenciais classe B e R$ 0,0411024112 por lote de 1.000 ações ordinárias.

(in thousands of reais)

20. Proposed Dividends

On December 14, 2001, the Company's management approved a payment for interest on shareholders' equity in compliance with Law No. 9.249/95 and CVM Resolution No. 207/96 in the amount of R$80,000, equivalent to R$0.1225598725 per 1,000 shares, independent of type or class. According to a Shareholders' Notice published on December 17, 2001, the Company's shares started being negotiated as ex-interest as from January 01, 2002. Interest on shareholders' capital, net of withholding income tax will be treated as part of the mandatory dividends related to fiscal year 2001.

Interest on shareholders' equity was accounted for as financial expenses, reverted in this same item and, as such, not disclosed in the statement of income, because it did not impact on the operating income, but only on income tax and social contribution on profit.

The minimum mandatory dividends under the terms of the Corporate Law, as set forth by § 1 of Article 37 of the Company's By-Laws are equivalent to 25% of the adjusted net income.

	2001	2000
a) Minimum mandatory dividends		
Net income for the year	582,274	162,801
Legal reserve (5%)	(29,114)	(8,140)
Calculation basis	553,160	154,661
Minimum mandatory dividends (25%)	**138,290**	**38,665**
b) Dividends/proposed interest on shareholders' equity		
Interest on shareholders' equity, net of tax	68,820	-
Optional (intercalares) dividends	52,838	-
Interim dividends	26,830	-
Proposed dividends balance	16,632	136,799
Subtotal	165,120	136,799
Withholding tax on interest on shareholders' capital	11,180	-
Total	**176,300**	**136,799**
Dividends/interest on shareholders' capital before withholding tax per 1,000 shares **(in R$1.00):**		
Preferred class A shares	0.3450208177	0.3018521038
Preferred class B shares	0.2700827006	0.2263890900
Common shares	0.2700827006	0.2263890900

The Company's Administrative Committee, using its rights granted by §§2 and 4 of Article 37 of the Company's by-laws declared optional (intercalares) dividends based on the profits determined for the first semester of fiscal year 2001 and interim dividends based on the existing income reserve as at December 31, 2000, except the legal reserve as follows:

a) Profit determined for the first semester of 2001 – R$55,619;

b) Declared dividends – R$52,838, equivalent to R$0.1374048569 per 1,000 class A preferred shares A, R$0.0809408283 per 1,000 class B preferred shares and R$0.0809408283 per 1,000 common shares;

c) Profit reserves as of 31.12.2000, except the legal reserve – R$53,459;

d) Declared dividends – R$26,830, equivalent to R$0.0525068138 per 1,000 class A preferred shares, R$0.0411024112 per 1,000 class B preferred shares and R$0.0411024112 per 1,000 common shares.

(em milhares de reais)

Os juros sobre o capital próprio creditados em 31.12.2001 e os dividendos citados nas letras b e d acima serão pagos em data a ser deliberada na Reunião do Conselho de Administração a ser realizada em 27.03.2002.
O saldo dos dividendos propostos, no valor de R$ 16.632, correspondente a R$ 0,0325492745 por lote de 1.000 ações preferenciais classe A, R$ 0,0254795886 por lote de 1.000 ações preferenciais classe B e R$ 0,0254795886 por lote de 1.000 ações ordinárias, serão pagos após deliberação em Assembléia Geral Ordinária que aprovar as Demonstrações Financeiras.

Nota 21 - Instrumentos Financeiros

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.
A Companhia contratou operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 40.762, amortizado semestralmente a partir de 15.04.2003. No exercício de 2001, esta operação gerou despesa de R$ 271, que foi reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar seu risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.
Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	Controladora			
	2001		2000	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	745.402	666.319	776.059	698.402
Empréstimos e encargos em moeda nacional	512.676	490.896	608.783	583.955
	1.258.078	**1.157.215**	**1.384.842**	**1.282.357**

(in thousands of reais)

Interest on shareholders' equity credited to December 31, 2001 and the dividends mentioned in letter b and d above will be paid on a date to be decided in the Administrative Committee meeting to be held on March 27, 2002.
The balance of the proposed dividends, in the amount of R$16,632, equivalent to R$0.0325492745 per 1,000 class A preferred shares, R$0.0254795886 per 1,000 class B preferred shares and R$0.0254795886 per 1,000 common shares, will be paid after approval of the Financial Statements by the Annual General meeting.

21. Financial Instruments

a) Risk Management

a.1) Market risk

The use of financial instruments by the Company, has as an objective the protection of its assets and liabilities, thereby minimizing its exposure to market risks, especially in respect of variation of interest rates, price indices and currencies. These risks are followed-up by the Finance Management Committee which, periodically appraises the Company exposure and proposes operating strategies, control systems, position limits and credit limits with the other market partners.
The Company contracted interest rate swap operations in the international market at the average rate of 5.272% p.a. (liability) and at the Libor six months US$ rate (asset), for the floating period from October 15, 2001 to April 15, 2006, being the initial principal value of US$17,567, equivalent to R$40,762, amortized on a half-yearly basis as from April 15, 2003. During fiscal year 2001, this operation generated an expense in the amount of R$271, which was recognized in the financial statements.

a.2) Credit Risk

In its bilateral long-term electric energy buy and sell contracts (initial contracts), the Company attempts to minimize exposure to credit risk with its clients through the use of an assurance mechanism involving accounts receivable from clients. This mechanism has already proved its effectiveness in avoiding losses for the Company.
The Company also has credit limits for operations with institutions on the financial market. The Finance Management Committee periodically reviews these limits.

b) Market value

Material differences were identified in the Holding Company, between market values and accounting values only for loans and financing, because these financial instruments have long settlement terms and low costs when compared to the rates currently practiced for similar contracts or international market quotations whenever available. In determining market values, the administration of the Company used future cash flows discounted at rates considered adequate for similar operations for international market quotations, when available.

	Holding Company			
	2001		2000	
	Accounting	Market	Accounting	Market
Foreign currency denominated loans	745,402	666,319	776,059	698,402
Local currency loans	512,676	490,896	608,783	583,955
	1,258,078	**1,157,215**	**1,384,842**	**1,282,357**

(em milhares de reais)

Nota 22 – Transações Com Partes Relacionadas

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	Controladora						
	2001						2000
	Tractebel Sul Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	-	-	-	37	1.684	1.721	3.779
Passivo							
Fornecedores	-	289	-	-	8.896	9.185	9.857
Empr. e financ.	-	-	-	-	-	-	166.915
Controladora	-	-	-	-	-	-	42.923
Resultado							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	-	6.142	6.142	3.743
Despesas							
Compra energia	-	-	-	-	94.787	94.787	21.015
Financeiras	2.061	-	16.283	-	-	18.344	33.975

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

◦ **Companhia Energética Meridional – CEM**

Contrato firmado em 09.04.1999, com prazo de duração de 43 meses, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados.

◦ **Itá Energética S. A. – ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGPM.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de energia da Usina Hidrelétrica Itá, de propriedade da ITASA, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030.

As Despesas Financeiras são decorrentes das transações liquidadas no transcorrer do exercício de 2001.

Nota 23 – Garantias a Terceiros

A Companhia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1, no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.2 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, os dois primeiros em 19.05.1999, e aditados em 25.05.1999, e o último em 05.04.2000, tendo assumido as seguintes principais obrigações em relação aos contratos:

◦ garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

◦ ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

(in thousands of reais)

22 - Transactions With Related Parties

Transactions with related parties, as outlined below, were practiced at fair market values, terms and charges.

	Holding Company						
	2001						2000
	Tractebel Sul Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Assets							
Account receivable	-	-	-	37	1,684	1,721	3,779
Liabilities							
Suppliers	-	289	-	-	8,896	9,185	9,857
Loans and financing	-	-	-	-	-	-	166,915
Holding Company	-	-	-	-	-	-	42,923
Income							
Service revenue							
Administration	-	-	-	316	-	316	316
Operations and maintenance	-	-	-	-	6,142	6,142	3,743
Expense							
Electric Energy purchases	-	-	-	-	94,787	94,787	21,015
Financial	2,061	-	16,283	-	-	18,344	33,975

The Company has contracts with its controlled Company Energética Meridional – CEM and joint controlled Itá Energética S.A. – ITASA as follows:

• ***Companhia Energética Meridional – CEM***

Contract signed on April 9, 1999, for a period of 43 months, for rendering administrative operational services, since CEM does not have a personnel of its own.

• ***Itá Energética S. A. – ITASA***

Services Rendering Contract for the Operation and Maintenance by the Company of Usina Hidrelétrica ITÁ, signed under the terms of Consortium ITÁ, on September 11, 1998, to be effective until October 16, 2030, the values of which are adjusted anually by the IGPM index. Electric Energy buy and sell contract, signed on January 15, 2001, with the objective or regulating the purchase, by the Company, of energy from the Usina Hidrelétrica Itá, owned by ITASA, being regulated by the pertinent legislation and by the market rules, to be in effect until October, 16, 2030.

Financial expenses result from transactions settled during the fiscal year 2001.

23. Guarantees Given To Third Parties

The Company is a guarantor in the contract No. 98.2.654.3.1 for the subscription and payment of debentures, non-convertible into shares and in the contract No. 98.2.654.3.2 for the financing by means of a credit facility agreement and in Contract No. 98.2.654.3.3, signed between the controlled CEM and the BNDES, the two first were signed on May 19, 1999, and enacted on May 25, 1999, and the last one was signed on April 5, 2000. The Company undertook the main obligations of the contracts, as follows:

• To assure the early payment in the following exclusive assumptions: a) end of the concession for reasons that may be attributed to CEM, to the guarantors or their controlled, related parties or lead companies; and b) signature of an agreement by CEM, by the intervenors or by any of their controlled, related parties or lead companies aiming to terminate the concession.

• To allocate to the BNDES any values resulting from compensation received for the termination of the UHE Cana Brava concession by the granting power.

(em milhares de reais)

Além das obrigações acima especificadas, a Companhia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2001 totaliza R$ 443.895 (R$ 180.559 em 31.12.2000).

A CEM cedeu os recebíveis decorrentes da geração e comercialização proveniente da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

A Companhia e demais acionistas da ITASA são intervenientes no Contrato de Financiamento Mediante Abertura de Crédito, celebrado entre a investida e o BNDES, e no Contrato de Abertura de Crédito Mediante Repasse de Empréstimo Contratado com o BNDES, celebrado entre a investida e outros agentes financeiros. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2001 totaliza R$ 736.834 (R$ 716.940 em 31.12.2000).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Nota 24 – Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 2.661.550, equivalentes a R$ 6.175.861 em 31.12.2001, e de lucro cessante com valor declarado de US$ 389.400, equivalentes a R$ 903.564 em 31.12.2001. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 500.000, equivalentes a R$ 1.160.200 em 31.12.2001, por evento. Além dessa cobertura, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 30.000, equivalentes a R$ 69.612 em 31.12.2001.

A controlada CEM detém seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava. As importâncias seguradas dos principais itens, com vigência de 31.05.1999 a 15.01.2003, para os riscos de engenharia e de perda de resultado antecipado são de R$ 524.955 e R$ 306.880, respectivamente. A apólice garante, ainda, a cobertura, pelo período de dois anos após a entrada em operação da 3ª unidade da usina prevista para 15.01.2003, para riscos de operação e para os riscos de interrupção de negócio nos valores de R$ 524.955 e de R$ 306.880, respectivamente.

A ITASA possui seguro de riscos operacionais, com valor declarado para danos materiais de US$ 870.000, equivalentes a R$ 2.018.748 em 31.12.2001, e com valor declarado para lucro cessante no valor de US$ 125.000, equivalentes a R$ 290.050 em 31.12.2001. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 500.000, equivalentes a R$ 1.160.200 em 31.12.2001, por evento. Além dessa cobertura, a ITASA possui seguro de responsabilidade civil, com cobertura, de US$ 30.000, equivalentes a R$ 69.612 em 31.12.2001.

Nota 25 – Transações de Compra e Venda no Âmbito do Mercado Atacadista de Energia Elétrica – MAE

A contabilização (apuração) dos valores referentes às transações com energia elétrica no âmbito do MAE, cuja competência está afeta à Administradora do Mercado Atacadista de Energia Elétrica – ASMAE, não vinha ocorrendo desde o mês de setembro de 2000.

Em 15 de outubro de 2001, aquela entidade informou aos agentes do Mercado os valores correspondentes ao período de setembro de 2000 a abril de 2001, cujos reflexos no resultado da Companhia, antes dos efeitos tributários, resultou em um acréscimo de R$ 64.915, restando pendentes os meses subseqüentes, uma vez que, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica, surgiram interpretações distintas, por parte de concessionárias distribuidoras e geradoras, quanto à aplicação das regras de mercado. As controvérsias centravam-se na aplicação do Anexo V dos Contratos Iniciais, no equacionamento dos custos adicionais denominados Parcela A, da recompra de excedentes de contratos iniciais e equivalentes e deslocamento de energia do MRE por energias livres.

Em 21 de dezembro de 2001 foi editada a Medida Provisória nº 14, disciplinando, entre outros assuntos, a recomposição de margem das concessionárias geradoras de energia elétrica. Tal Medida Provisória está em tramitação no Congresso Nacional.

Ainda em dezembro de 2001, buscando equacionar a situação que se configurou, o governo e as empresas geradoras e distribuidoras firmaram o Acordo Geral do Setor Elétrico, com vistas à recomposição do equilíbrio econômico-financeiro dos contratos no período de racionamento.

(in thousands of reais)

In addition to the above mentioned obligations, the Company gave to the BNDES, as a guarantee, the totality of shares, representing CEM share capital until the final liquidation of all obligations undertaken in the said contracts.

CEM allocated the receivables deriving from the generation and trading of Usina Hidrelétrica Cana Brava electric energy in guarantee for the payment of its loans and financing.

The Company and other ITASA's shareholders are guarantors in the Financing Contract through a Credit Facility Agreement signed between the investee and the BNDES, and in the Contract for the financing facility through the onlending of the loan contracted with the BNDES, signed between the investee and other financing agents. The guarantors gave, as guarantee, the totality of shares issued by ITASA, owned by them, until the final settlement of all obligations undertaken in the said contracts. As at December 31, 2001 the loans due amounted to R$736,834 (R$716,940 as at December 13, 2000).

To guarantee payment of the obligations deriving from the above-mentioned contracts, ITASA gave the following guarantees to the BNDES and to the Financing Agents: a) collateral of the Emerging Rights for the Concession to operate UHE; and b) collateral of the Credit rights deriving from the Electric Energy Buy and Sell Contracts signed with its investees.

24. Insurance

The Company has an insurance policy to cover operational risks with a declared value of US$2,661,550, equivalent to R$6,157,681 as at December 31, 2001, and to cover the loss of profits with a declared value of US$389,400, equivalent to R$903,564 as at December 31, 2001. The maximum agreed limit, per event, for the compensation for damage and loss of profit amounts to US$500,000, equivalent to R$1,160,200 as of December 31, 2001. In addition to this coverage, the Company has policies for civil liability to cover up to US$30,000, equivalent to R$69,612 as at December 31, 2001.

The affiliated company CEM has an insurance coverage for all risks involved in the Cana Brava project. The amounts insured for the main items, effective as from May 31, 1999 to January 15, 2003, for engineering risks and early loss of income are R$524,955 and R$306,880, respectively. The said insurance also assures coverage for a two year period after the 3rd unit of the power plant starts operating, which is scheduled for January 15, 2003, for operational risks and for business interruption risks in the amounts of R$524,955 and R$306,880, respectively.

ITASA has a policy to cover operational risks with a declared value of US$870,000, equivalent to R$2,018,748 as at December 31, 2001, and for early loss of income, in the amount of US$125,000, equivalent to R$290,950 as at December 31, 2001. The maximum compensation limit per event in respect of material losses and loss of earnings is US$500,000, equivalent to R$1,160,200 as at December 31, 2001. In addition to this coverage, the Company has policies for civil liability to cover up to US$30,000, equivalent to R$69,612 as at December 31, 2001.

25. Buy And Sell Transactions In The Electric Energy Wholesale Market - Mae

The accounting for the amounts related to transactions involving electric energy in the Electric Energy Wholesale Market, subordinated to the Administradora do Mercado Atacadista de Energia Elétrica – ASMAE, was not being performed since September 2000.

As at October 15, 2001, ASMAE informed the market agents the amounts equivalent to the period from September 2000 to April 2001, whose reflexes on the Company's income, before the tax effects, resulted in an increase in the amount of R$64,915; the subsequent months still remained outstanding since, in view of the Emergency Plan for the Rationing of Electric Energy, different interpretations emerged from the distributing and generating concessionaires, as regards the application of market regulations. The disputes were centered on the application of Annex V to the Initial Contracts, in equating the additional costs, denominated Portion A, in respect of the re-purchase of the remaining amounts of the initial contracts and equivalents and use of free energy via the MRE.

On December 21, 2001 Provisional Measure No. 14 was enacted, regulating, among other matters, the composition of the electric energy generating concessionaires' margins. Such Provisional Measure is being discussed by the National Congress.

Also in December 2001, aiming to equate the resulting situation, government and electric energy generating and distributing companies signed a General Agreement for the Electric Sector for the purpose of restating the economic-financial balance for the contracts during the rationing period. In order to allow the recognition in the agents' Financial Statements of the amounts relevant to the still pending transactions, the MAE assessed and disclosed, on March 13, 2002, the best estimate to make the accounting entries, stressing, however, that the information is subject to further changes and adjustments and, therefore, is not the final definition of the financial settlement amounts of the transactions. The

(em milhares de reais)

De forma a permitir o reconhecimento dos valores pertinentes às transações ainda pendentes, nas demonstrações financeiras dos agentes, o MAE apurou e divulgou, em 13.03.2002, a melhor estimativa para se proceder aos registros contábeis, salientando, contudo, que as informações estão sujeitas a alterações e ajustes posteriores e, portanto, não se destinam à liquidação financeira das transações. A Agência Nacional de Energia Elétrica – ANEEL, através do Ofício Circular nº 201/2002-SFF/ANEEL, considerou que as informações ali contidas "refletem, na sua essência, a aplicação dos regulamentos e orientações desta ANEEL, das regras do Mercado e da interpretação do Acordo Geral do Setor Elétrico, firmado em dezembro de 2001."

Com base nas informações disponibilizadas, a Companhia reconheceu em suas demonstrações financeiras o valor de R$ 744.795 referentes ao período de janeiro a dezembro de 2001, dos quais R$ 60.664 já haviam sido reconhecidos com base nas informações de 15.10.2001, acima mencionadas. Este valor abrange todas as transações envolvendo a Companhia e contempla venda de energia livre, receita do MRE, encargos de serviços do sistema, alívio de exposições do MRE por recompra e por energia livre decorrentes do Acordo Geral do Setor Elétrico.

O reconhecimento do valor acima nas demonstrações financeiras, desdobra-se da seguinte forma:

a) Venda líquida, tendo como contrapartida o ativo circulante – R$ 754.611

b) Compra adicional de energia livre registrada na despesa em contrapartida com o passivo circulante – R$ 85.655

c) Parcela correspondente à diferença entre o preço MAE e o valor de R$ 49,26 por MWh, a ser ressarcida das distribuidoras em até 3 anos, no valor de R$ 75.839, registrada na receita em contrapartida com o ativo circulante (R$ 14.746) e ativo realizável a longo prazo (R$ 61.093)

O valor mencionado na letra b acima, correspondente à compra de energia livre, foi apurado a partir dos valores mensais a serem ressarcidos das distribuidoras, constantes das informações apresentadas pelo MAE.

(in thousands of reais)

Government Agency for the Electric Energy Sector (ANEEL, through its Official Circular Letter No. 201/2002-SFF/ANEEL, accepted that the information therein included "reflect, in its essence, the application of regulations and orientation given by "ANEEL", the application of market rules and of the interpretation of the General Agreement for the Electric Sector.

Based on information provided, the Company recognized in its financial statements the amount of R$744,795 in respect of the period from January to December 2001, out of which R$60,664 had already been recognized based on the above-mentioned information provided as at October 15, 2001. This amount comprises all transactions involving the Company and includes the purchase and sale of free energy, MRE income, system services charges, relief of exposure to the MRE because of repurchase and relief from repurchase of free energy resulting from the Electric Energy General Agreement.

The recognition of the above amount in the financial statements is broken down as follows:

a) Net sale. Accounted for in current assets – R$754,611

b) Additional purchase of free energy, recorded in current liabilities – R$85,655.

c) Portion equivalent to the difference between the MAE price and the value of R$49,26 per MWh, in the amount of R$75,839, to be refunded by the distributors in up to 3 years, accounted for as income and as current assets (R$14,746) and long-term assets (R$61,093).

The amount mentioned in letter b above corresponds to the purchase of free energy, and was based on the monthly amounts to be reimbursed by the distributors, which were included in the information provided by the MAE

diretoria executiva

Manoel Arlindo Zaroni Torres
Diretor-Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores /
Diretor de Controle e Análise de Riscos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Luciano Flávio Andriani
Diretor Administrativo

departamento de contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

parecer dos auditores independentes

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A. (atual denominação da Centrais Geradoras do Sul do Brasil S.A. – GERASUL)
Florianópolis - SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, levantados em 31 de dezembro de 2001 e 2000, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, em 31 de dezembro de 2001 e 2000, os resultados de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas de contabilidade emanadas da legislação societária brasileira.

4. Conforme descrito na nota explicativa nº 9-e, a Companhia, baseada em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

executive directory

Manoel Arlindo Zaroni Torres
President Director

Marc Jacques Zelie Verstraete
Financial and Investor Relations Director/
Control and Risk Analysis Director

Miroel Makiolke Wolowski
Trade and Business Director

Roberto Dorval Quadros
Project Implantation Director

José Carlos Cauduro Minuzzo
Energy Production Director

Luciano Flávio Andriani
Administrative Director

contability department

Waltamir Barreiros
Accountant – CRC SC 008283/O-8

independent auditors' report

The Board of Directors and Shareholders
Tractebel Energia S.A.
(current denomination of Centrais Geradoras do Sul do Brasil – GERASUL)
Florianópolis – SC

1. We have examined the balance sheets, holding company and consolidated, of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity and sources and applications of funds for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil. Those standards require that we (a) plan our audits based on the materiality of the amounts presented, the number of transactions and the Company's systems of accounting and internal accounting; (b) assess the adequacy, based on tests, of documentation and accounting records supporting the amounts and information disclosed; and (c) evaluate the accounting principles used and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, such financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Centrais Geradoras do Sul do Brasil - GERASUL as of December 31, 2001 and 2000 (holding company and consolidated), and the results of its operations, changes in its shareholders' equity and sources and applications of its funds for the years then ended, in conformity with accounting principles promulgated by Brazilian Corporate Law.

4. As described in the explanatory note No. 9 e, based on internal future cash-flow projections, the Company estimated that some assets will not be recovered with future operations. The Company has not accrued for the loss on such assets, since, on an overall basis, it expects to have a positive future cash-flow.

parecer dos auditores independentes

5. Conforme descrito na nota explicativa nº 25, os valores relativos às transações de compra e venda de energia elétrica realizadas no âmbito do Mercado Atacadista de Energia - MAE, no período de 1° de maio a 31 de dezembro de 2001, foram contabilizados com base em estimativa oficial efetuada e informada a todos os agentes do mercado pela Administradora do Mercado Atacadista de Energia - ASMAE em 13 de março de 2002. Para fins de liquidação financeira, tais valores poderão sofrer alterações e ajustes posteriores.

6. Conforme descrito na nota explicativa nº 25, foi editada a Medida Provisória nº 14, de 21 de dezembro de 2001, disciplinando, entre outros assuntos, a recomposição de margem das concessionárias geradoras de energia elétrica. Tal Medida Provisória está em processo de tramitação no Congresso Nacional.

Rio de Janeiro, 25 de março de 2002.

Deloitte
Touche
Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/SC

MARCELO C. ALMEIDA
Contador
CRC/RJ 36.206-3 S/SC

independent auditors' report

5. As discussed in Note 25, the amounts receivable and payable in respect of purchases and sales of energy realised within the Electric Energy Wholesale Market – MAE during the period May 1, 2001 to December 31, 2001 were accounted for based on the official estimates made and informed to all participants by the administrator – ASMAE on March 13, 2002. The official estimates could suffer modifications and adjustments.

6. As discussed in Note 25, the provisional Measure nº 14 of December 21, 2001 which, amongst other items, regulates the margins of the electricity generators is in Congress awaiting approval.

7. The accompanying financial statements have been translated into English for the convenience of readers outside of Brazil.

March 25, 2002

Deloitte
Touche
Tohmatsu

DELOITTE TOUCHE TOHMATSU
Independent Auditors

Tractebel Energia